Filed Pursuant to Rule 424(b)(1)
File No. 333-141826

PROSPECTUS

8,750,000 Shares

Common Stock

We are offering 2,500,000 shares of our common stock and the selling stockholders named in this prospectus are offering 6,250,000 shares of our common stock. We will not receive any proceeds from the sale of any shares of our common stock by the selling stockholders.

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “EVVV.”  The last reported sale price of our common stock on the Nasdaq Global Select Market on April 19, 2007 was $19.98 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 10.

	Per Share	Total
Public offering price	$19.000	$166,250,000
Underwriting discount and commissions	$0.855	$7,481,250
Proceeds, before expenses, to ev3	$18.145	$45,362,500
Proceeds, before expenses, to the selling stockholders	$18.145	$113,406,250

One of the selling stockholders has granted the underwriters a 30-day option to purchase up to 1,312,500 additional shares of common stock on the same terms and conditions set forth above to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on or about April 25, 2007.

Banc of America Securities LLC	Piper Jaffray	JPMorgan

Bear, Stearns & Co. Inc.	Thomas Weisel Partners LLC

The date of this prospectus is April 19, 2007.

Cardio Peripheral Portfolio

ev3®
THE ENDOVASCULAR COMPANY

PROTÉGÉ® RX
Carotid Stent System
SpiderFX™
Embolic Protection Device
PROTÉGÉ® GPS™
Biliary Stent System
ParaMount™ Mini GPS™
Biliary Stent System
PROTÉGÉ® EverFlex™
Biliary Stent System
PRIMUS™ GPS™
Biliary Stent System
EverFlex™
FRACTURE-FREE
GUARANTEE

114068-001 (A) MAR/07

BALLOONS • CATHETERS • COILS • EMBOLIC PROTECTION • GUIDEWIRES AND SNARES • LIQUID EMBOLICS • STENTS • THROMBUS MANAGEMENT

You should rely only on the information contained or incorporated by reference in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. The distribution or possession of this prospectus in or from certain jurisdictions may be restricted by law. Persons into whose possession this prospectus comes are required by ev3 Inc., the selling stockholders  and the underwriters to inform themselves about, and to observe any such restrictions, and neither ev3 Inc., the selling stockholders, nor any of the underwriters accepts any liability in relation thereto. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Market and Industry Data

Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning the medical device industry, the endovascular market and the related peripheral vascular, cardiovascular and neurovascular sub-markets and our markets, including our general expectations and market position, market opportunity and market share, is based on information from independent industry analysts and third party sources, such as Morgan Stanley, Millennium Research Group, IMS Health and MEDACorp, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. None of the sources cited or incorporated by reference in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information and cannot assure you of its accuracy or completeness. In addition, while we believe the market position, market opportunity and market share information included or incorporated by reference in this prospectus is generally reliable, such information is inherently imprecise. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus and the information incorporated by reference in this prospectus carefully, including “Risk Factors” and the consolidated financial statements and related notes thereto, before you decide to invest in our common stock. Unless the context indicates otherwise, the references in this prospectus to “ev3,” “we,” “us” and “our” refer to ev3 Inc., together with its subsidiaries.

ev3 Inc.

We are a leading global medical device company focused on catheter-based technologies for the endovascular treatment of vascular diseases and disorders. Our name signifies our commitment to, and engagement in, the peripheral vascular, neurovascular and cardiovascular markets and the physician specialties that serve them. Our broad product portfolio is focused on applications that we estimate represent an addressable worldwide endovascular market opportunity of approximately $3.2 billion in 2005 and up to $7.0 billion by the end of 2010.

We sell over 100 products consisting of over 1,000 SKUs in more than 60 countries through a direct sales force in the United States, Canada, Europe and other countries and distributors in selected other international markets. As of December 31, 2006, our direct sales organization consisted of approximately 215 sales professionals. Our customers include a broad cross-section of physicians, including radiologists, neuroradiologists, vascular surgeons, neuro surgeons, other endovascular specialists and cardiologists.

We are focused on emerging and under-innovated opportunities in the endovascular device market, a strategy that we believe is uncommon in the medical device industry. This unique approach allows us to compete effectively with smaller companies that have narrow product lines and lack an international sales force and infrastructure, yet also compete with larger companies that do not have our focus and agility. We believe that the peripheral vascular and neurovascular markets, when compared to the cardiovascular market, have higher growth potential with fewer entrenched competitors.  The competitive strengths that have been responsible for our past success and the strategies that we believe will drive our future growth include:

•                  targeting under-innovated and emerging markets;

•                  leveraging our products across major endovascular sub-markets;

•                  investing in clinical research to demonstrate the benefits of our products;

•                  expanding our business through product innovation and strategic acquisitions;

•                  enhancing our global organization and presence; and

•                  leading our business by an experienced management team.

We have organized our company into two business segments: cardio peripheral and neurovascular. We manage our business and report our operations internally and externally on this basis. Our cardio peripheral segment includes products that are used primarily in peripheral vascular procedures and in targeted cardiovascular procedures by radiologists, vascular surgeons and cardiologists. Our neurovascular segment contains products that are used primarily by neuroradiologists and neuro surgeons. During fiscal

2006 and fiscal 2005, we generated net sales in these segments of $202.4 million and $133.7 million, respectively.

The following represents net sales (in thousands) by our two business segments as well as by geography during the periods indicated:

	For the Year Ended December 31,		Percent	For the Year Ended December 31,		Percent
Net Sales by Segment	2006	2005	Change	2005	2004	Change
Cardio Peripheral	$121,104	$79,881	51.6%	$79,881	$52,942	50.9%
Neurovascular	81,334	53,815	51.1%	53,815	33,392	61.2%
Total	$202,438	$133,696	51.4%	$133,696	$86,334	54.9%

	For the Year Ended December 31,		Percent	For the Year Ended December 31,		Percent
Net Sales by Geography	2006	2005	Change	2005	2004	Change
United States	121,180	$71,848	68.7%	$71,848	$42,791	67.9%
International	81,258	61,848	31.4%	61,848	43,543	42.0%
Total	$202,438	$133,696	51.4%	$133,696	$86,334	54.9%

For additional financial information regarding each of our segments and our foreign operations, see Note 18 to our consolidated financial statements, which are incorporated by reference in this prospectus.

The Endovascular Market

Vascular disease can involve either an artery or a vein, and is generally manifested as an occlusion or rupture of a blood vessel. We estimate that vascular disease affects nearly 92 million people in the United States and more than one billion people worldwide, and is the leading cause of death in the world. It may occur in any part of the body, and is a progressive, pathological condition that leads most often to blood vessel narrowing and obstruction, but can also lead to blood vessel wall weakening and rupture. Vascular disease can occur in the blood vessels of every organ and anatomic area of the body, and can cause a range of conditions including pain, functional impairment and death.

When the treatment for vascular disease is performed from within a vessel, it is referred to as an endovascular procedure. Endovascular procedures are a relatively new, less-invasive means of treating the two major problems that can develop within blood vessels: an aneurysm, or ballooning out of the vessel wall, and an occlusion, or stenosis, where the vessel is narrowed or blocked. Endovascular procedures are performed by accessing an easily accessible artery to reach the aneurysm or occlusion and do not require general anesthesia. During most endovascular procedures, a catheter is placed into the femoral artery in the groin. X-ray imaging or fluoroscopy is used to help the physician advance the catheter to the area to be treated. Endovascular procedures are less invasive and require a smaller incision than conventional, open surgery and we believe have a number of distinct benefits over surgery, including:

•                  the use of local or regional anesthesia instead of general anesthesia;

•                  reduced patient discomfort and shorter recovery times;

•                  the reduced need for blood products and transfusions;

•                  shorter hospital stays for recovery;

•                  lower risks of patient complications related to procedures; and

•                  potentially lower costs.

In 2006, we believe that there were more than 12,000 interventional radiologists, neuroradiologists, vascular surgeons, neuro surgeons, and cardiologists in the United States who were trained in endovascular techniques.

The endovascular device markets which we serve are conventionally divided into three specialties based on anatomic location:

•                  Peripheral vascular market includes products used to treat arterial and venous disease in the legs, kidney, neck and any other vascular anatomy other than that in the brain or the heart. According to the American Heart Association (AHA), more than 8 million people in the United States have peripheral vascular disease. We estimate that more than 100 million people worldwide are affected by this condition.

•                  Neurovascular market includes products used to treat vascular disease and disorders in the brain, including arterio-venous malformations, or AVMs, and strokes caused by either vascular occlusion (ischemic) or rupture (hemorrhagic). The World Health Organization (WHO) estimates that there are approximately 15 million cases of stroke worldwide each year. Of these, the WHO estimates that 5 million people die from the stroke and an additional 5 million are left with a permanent disability.

•                  Cardiovascular market includes products used to treat coronary artery disease, atrial fibrillation and other disorders in the heart and adjacent vessels. The AHA estimates that 79 million people in the United States have cardiovascular disease. We estimate that more than 850 million people worldwide are affected by cardiovascular disease.

Our Cardio Peripheral Markets

Our primary focus is developing and commercializing products for selected peripheral vascular markets. Some of these products may also be used in certain cardiovascular markets. We refer to the combination of these selected opportunities as our cardio peripheral markets.

Peripheral vascular disease is characterized by the narrowing or total occlusion of blood vessels outside of the heart or brain and can cause conditions including pain, loss of function and death. We believe that there are a large number of patients with peripheral vascular disease that are either untreated or inadequately treated.  According to the AHA, only 2 million of the estimated 8 million Americans with peripheral vascular disease receive treatment. Peripheral vascular disease is treated with medication, minimally invasive endovascular procedures, surgery or a combination of these therapies. We estimate that in 2006 over 1.2 million endovascular procedures to treat peripheral vascular disease were performed worldwide.

Carotid artery disease.   The carotid arteries are one of the most common sites of peripheral vascular disease, affecting an estimated 1.5 million people in the United States alone. We believe that over 1.3 million of these patients are undiagnosed or not amenable to surgery, or carotid endarterectomy, to remove the plaque from the blocked carotid artery. Endovascular techniques using a stent with an embolic protection system avoid open surgery and we believe will increase the number of patients being treated. We estimate that the worldwide market for endovascular products for the treatment of carotid artery disease was $180 million in 2005, and will grow to approximately $623 million by 2010. We estimate that in 2007 the worldwide market for endovascular products for the treatment of carotid artery disease will be approximately $250 million.

Iliac disease.   Occlusive disease of the iliac arteries, the main vessels descending through the pelvis, is a peripheral vascular disease that affects the flow of blood to the legs. We estimate the worldwide market for products for the endovascular treatment of iliac disease will grow from $490 million in 2005 to almost $800 million by 2010.

Superficial-femoral artery, or SFA, disease.   The SFA extends from the iliac arteries down the leg to the knee. We estimate that the market for endovascular products treating SFA disease will grow from just under $500 million in 2005 to nearly $1 billion by 2010.

Cardiovascular disease is a progressive condition that leads to the obstruction of the blood vessels providing blood flow to the heart muscle and can lead to heart attack. The AHA estimates that 1.2 million Americans have new or recurrent heart attacks each year. While there are a number of therapies for cardiovascular disease, we focus on opportunities in which the management of plaque and thrombus is considered beneficial to improve long-term clinical outcomes, such as saphenous vein grafts, or SVGs, and acute coronary syndrome.

Our Neurovascular Markets

According to the American Stroke Association, there are approximately 700,000 strokes annually in the United States, making stroke the third leading cause of death and the leading cause of long-term disability. Strokes consist of either blockages (ischemic stroke) or ruptures (hemorrhagic stroke) of vessels within or leading to the brain. Acute ischemic stroke affects approximately 615,000 patients annually while hemorrhagic stroke is a less common disorder, affecting approximately 85,000 patients per year in the United States. Current interventional therapies serve primarily the hemorrhagic stroke market while technologies in development are focused on the larger and underserved ischemic stroke market. Two causes of hemorrhagic stroke are ruptures of cerebral aneurysms and AVMs. The treatment of both aneurysms and AVMs has been shifting from open surgical techniques to minimally invasive, endovascular techniques. We estimate that approximately 25 to 40% of aneurysm interventions in the United States now are performed using endovascular techniques.

Aneurysms.   While an estimated 21,000 hemorrhagic stroke deaths in the United States in 2006 were caused by ruptured cerebral aneurysms, autopsy studies have suggested that unruptured aneurysms may exist in approximately 2% to 5% of the general population in the United States. We estimate that the worldwide market for coil products for the endovascular treatment of cerebral aneurysms was $253 million in 2005, and will grow to approximately $570 million by 2010.

AVMs.   We estimate that approximately 17,000 AVM cases were diagnosed worldwide in 2006. We estimate that the worldwide market for liquid embolic products for the endovascular treatment of AVMs was $27 million in 2005, and will grow to approximately $52 million by 2010.

Our Product Offering

The following tables summarize our medical device product offerings for each of our endovascular submarkets:

Cardio Peripheral

Product Groups	Description
Stents	Devices that are inserted inside the artery to act as scaffolding in order to prop open narrowed blood vessels
Embolic protection devices	Devices designed to capture embolic material that may become dislodged during carotid stenting or other stenting procedures
Carotid stenting solutions

Our Protégé Self-Expanding Stent used in combination with our embolic protection devices to provide a minimally invasive treatment alternative to carotid endarterectomy surgery, a procedure by which plaque is surgically removed from the blocked carotid artery through an incision in the neck

Thrombectomy devices	Devices that enable the mechanical removal of thrombus, or blood clots, from vessels
Procedural support products

Additional products that are commonly used as part of cardio peripheral interventions such as foreign object retrieval devices for removing foreign bodies in the vascular system; guidewires for introducing and positioning a catheter; and balloon angioplasty catheters for opening blocked vessels

Neurovascular

Product Groups	Description
Embolic coils	Tiny metal coils used to fill and seal aneurysms, balloon-shaped structures which form at a weak point in a vessel and fill with blood, by promoting scar tissue formation
Liquid embolics	A unique liquid biomaterial that enables a filling and sealing approach to the treatment of cerebral vascular malformations
Neuro stents	Stents for use when vessels within the brain become narrowed and in the prevention of the migration of coils used to treat aneurysms
Microcatheters	Catheters that enable access to vessels in the brain and delivery of therapeutic treatments and devices
Occlusion balloon systems	Highly flexible balloons designed for use in blood vessels where temporary occlusion, or closure, is desired
Guidewires	Wires used to introduce and position microcatheters in vessels within or leading to the brain

Key Accomplishments Since Our Initial Public Offering

Since our initial public offering, or IPO, in June 2005, we have achieved several key business objectives and milestones.

Sales Growth and Product Development.   Since our IPO, we have had seven consecutive quarters of year over year net sales growth ranging from 41% to 70%. This growth has been driven by a combination of new product introductions and increased sales force productivity. In that same period, we have launched 17 new products and product extensions, including our Onyx Liquid Embolic for the treatment of AVMs of the brain, our SpideRX embolic protection device and our EverFlex self-expanding stent. We believe each of these new products represent differentiating therapy solutions for their approved indications.

Increasing our Investment in Clinical Studies.   We support many of our new product initiatives with scientific clinical studies in order to obtain regulatory approval while providing safety and efficacy data for our physician customers and third-party payor organizations. During 2005 and 2006, we conducted a number of significant clinical studies including the CREATE Carotid Pivotal, the CREATE Carotid Pivotal — SpideRX Arm, the Spider SVG Trial, the PROCAR Carotid study and the SIMPLE Cardio study. During 2007 we expect to commence as many as six new clinical studies in areas such as carotid, peripheral and neurovascular stenting.

Improving Product Costs.   Through a combination of consolidating our manufacturing facilities, cost improvement initiatives, including significant investments in equipment and expertise to manufacture and cut stents internally, and increased production volumes, we have decreased our cost of goods sold as a percentage of net sales from 40.5% in the second quarter of 2005 to 32.9% in the fourth quarter of 2006.

Leveraging Our Infrastructure and Sales Force.   We have demonstrated our ability to leverage the investment in our sales, general and administrative, or SG&A. Our 2006 sales of $202.4 million, represented a 51.4% increase from our 2005 sales of $133.7 million, while SG&A expenses increased by only 8.7% over this same period. As a percentage of net sales, SG&A expenses declined to 70.0% in 2006 from 97.6% in 2005. We have also achieved significant leverage within our sales force, as demonstrated by our growth in net sales per territory.

Improving Financial Results.   The combination of increased sales and management of costs have resulted in substantially improved financial performance. Our net loss for the fourth quarter of 2006 was $4.6 million, an improvement of $30.6 million from our net loss of $35.2 million for the second quarter of 2005. In the fourth quarter of 2006, we achieved our first positive earnings before interest, taxes, depreciation and amortization, or EBITDA. See Note 3 to our Summary Consolidated Financial Data, on page 9 of this prospectus.

Corporate Information

ev3 LLC, our predecessor company, was formed in September 2003. In June 2005, immediately prior to the consummation of our initial public offering, ev3 LLC merged with and into us, at which time we became the holding company for all of ev3 LLC’s subsidiaries. Our principal executive offices are located at 9600 54th Avenue North, Plymouth, Minnesota 55442. We are a Delaware corporation. Our telephone number is (763) 398-7000. Our website is located at www.ev3.net. The information on our website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered by ev3	2,500,000 shares
Common stock offered by the selling stockholders	6,250,000 shares
Common stock outstanding after this offering	60,674,280 shares
Use of proceeds

We expect to use the net proceeds from this offering for working capital and general corporate purposes. We will not receive any of the proceeds from the sale of common stock by the selling stockholders in this offering. See “Use of Proceeds.”

Nasdaq Global Select Market symbol	EVVV
Risk Factors

Investing in our common stock involves certain risks. You should carefully consider the risk factors discussed under the heading “Risk Factors” beginning on page 10 of this prospectus and other information contained or incorporated by reference in this prospectus before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding immediately after this offering is based on 58,174,280 shares of our common stock outstanding as of March 1, 2007, and excludes:

•                  5,883,833 shares of our common stock issuable upon the exercise of options to purchase our common stock outstanding as of March 1, 2007, at a weighted average exercise price of $13.23 per share;

•                  1,797,486 shares of our common stock reserved for future issuance under our amended and restated 2005 Incentive Stock Plan as of March 1, 2007; and

•                  750,000 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan as of March 1, 2007.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option.

We own or have rights to various trademarks, trade names or service marks, including the following: PROTEGE®,  EVERFLEX™, PARAMOUNT™ MINI, PRIMUS™, SPIDERX®, SPIDERFX™, X-SIZER®, HELIX™, CLOTBUSTER®, GOOSENECK™ MICRO SNARE, NITREX®, NEXUS™, ONYX®, MORPHEUS™, SOLO™, ECHELON™, ULTRAFLOW™, MARATHON™, HYPERFORM™, HYPERGLIDE™ and MIRAGE™. The trademarks SAILOR™ Plus, SUBMARINE® Plus, ADMIRAL EXTREME™,  AMPHIRION® Deep PTA catheters,  the DIVER™ CE THROMBUS ASPIRATION CATHETER, ROCKHAWK Device and ACCULINK Stent referred to in this prospectus are the registered trademarks of others.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods presented. The summary consolidated financial data for the years ended December 31, 2006, 2005 and 2004 are derived from our audited consolidated financial statements. You should read the following financial information together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those consolidated financial statements incorporated by reference in this prospectus.

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands, except per unit and per share amounts)
Results of Operations:
Net sales	$202,438	$133,696	$86,334
Operating expenses:
Cost of goods sold	71,321	55,094	39,862
Sales, general and administrative	141,779	130,427	103,031
Research and development	26,725	39,280	38,917
Amortization of intangible assets	17,223	10,673	9,863
(Gain) loss on sale of assets, net	162	200	(14,364)
Acquired in-process research and development	1,786	868	—
Total operating expenses	258,996	236,542	177,309
Loss from operations	(56,558)	(102,846)	(90,975)
Other (income) expense:
Gain on sale of investments, net	(1,063)	(4,611)	(1,728)
Interest (income) expense, net	(1,695)	9,916	25,428
Minority interest in loss of subsidiary	—	(2,013)	(13,846)
Other (income) expense, net	(2,117)	3,360	(1,752)
Loss before income taxes	(51,683)	(109,498)	(99,077)
Income tax expense	688	526	196
Net loss	(52,371)	(110,024)	(99,273)
Accretion of preferred membership units to redemption value(1)	—	12,061	23,826
Net loss attributable to common unit/share holders	$(52,371)	$(122,085)	$(123,099)
Net loss per common unit/share(2)
Basic and diluted	$(0.93)	$(4.48)	$(57.44)
Weighted average units/shares outstanding:
Basic and diluted	56,585,025	27,242,712	2,142,986
Other Data:
Depreciation and amortization	22,878	14,816	15,112
Capital expenditures	11,983	13,216	3,172
EBITDA(3)	(30,500)	(84,766)	(58,537)

	As of December 31,
	2006	2005	2004
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$24,053	$69,592	$20,131
Short-term investments	14,700	12,000	—
Current assets	135,845	151,675	68,609
Total assets	352,826	296,828	212,046
Current liabilities excluding demand notes	41,767	37,671	36,025
Demand notes payable-related Parties	—	—	299,453
Total liabilities	47,592	38,523	336,180
Preferred membership units	—	—	254,028
Total members’ and stockholders’ equity (deficit)	$305,234	$245,455	$(394,472)

(1)                 The accretion of preferred membership units to redemption value presented above is based on the rights to which the Class A and Class B preferred membership unit holders of ev3 LLC were entitled related to a liquidation, dissolution or winding up of ev3 LLC. Notwithstanding this accretion right, in connection with the merger of ev3 LLC with and into ev3 Inc., each membership unit representing a preferred equity interest in ev3 LLC was converted into one share of our common stock and did not receive any additional rights with respect to the liquidation preference. Accretion was discontinued upon conversion of the preferred units to common equity at the time of our initial public offering on June 21, 2005.

(2)                 Net loss per common unit/share and number of units/shares used in per unit/share calculations reflect our June 21, 2005 one for six reverse stock split for all periods presented.

(3)                 EBITDA is defined as net income (loss) before interest expense, income tax expense (benefit) and depreciation and amortization. EBITDA is not a presentation made in accordance with generally accepted accounting principles, or GAAP, and is not a measure of financial condition or profitability. It should not be considered as an alternative to, or more meaningful than, amounts determined in accordance with GAAP, including net income (loss) as an indicator of operating performance or net cash from operating activities as an indicator of liquidity. However, we use EBITDA as a supplemental measure of performance and believe that it facilitates operating performance comparisons from period to period and company to company by factoring out potential differences caused by variations in capital structure, tax positions, depreciation, non-cash charges and certain large and unpredictable charges. We also believe that EBITDA provides useful information to investors in evaluating the company’s operations, period over period. Our management uses EBITDA, among other operating measures, for various purposes, including as a measure of operating performance to assist in comparing performance from period to period on a consistent basis, in presentations to our board of directors concerning our financial performance and as a basis for strategic planning and forecasting.

                           EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•                   EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•                   EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•                   EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•                   Although depreciation and amortization are non-cash charges, the assets being depreciated will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•                   EBITDA is not calculated identically by all companies; therefore, our presentation of EBITDA may not be comparable to similarly titled measures of other companies.

                                                The following is a reconciliation of net loss to EBITDA:

	Quarter Ended
	December 31,	Year Ended December 31,
	2006	2006	2005	2004
	(dollars in thousands, except per unit and per share amounts)
Net loss, as reported (GAAP basis)	$(4,580)	$(52,371)	$(110,024)	$(99,273)
Interest (income) expense, net	(224)	(1,695)	9,916	25,428
Income tax expense	360	688	526	196
Depreciation and amortization	5,854	22,878	14,816	15,112
EBITDA	$1,410	$(30,500)	$(84,766)	$(58,537)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below together with all other information contained or incorporated by reference in this prospectus before you decide to invest in our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and our future growth prospects would be materially and adversely affected. Under these circumstances, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We have a history of operating losses and negative cash flow.

Our operations to date have consumed substantial amounts of cash, and we expect this condition to continue for at least the next nine months. We had an accumulated deficit of $614.6 million at December 31, 2006. Our ability to achieve cash flow positive operations will be influenced by many factors, including the extent and duration of our future operating losses, the level and timing of future sales and expenditures, market acceptance of new products, the results and scope of ongoing research and development projects, competing technologies, market and regulatory developments and the future course of intellectual property litigation. If adequate cash flow is not available to us, our business will be negatively impacted.

Some of our products are emerging technologies or have been recently introduced into the market and may not achieve market acceptance once they are introduced into their markets, which could adversely affect our business.

Even if we are successful in developing safe and effective products that receive regulatory approval, such products may not gain market acceptance. Our market share for our existing products may not grow, and our products that have yet to be introduced may not be accepted in the market. We will need to invest in significant training and education of our physician customers to achieve market acceptance of our products with no assurance of success. In order for any of our products to be accepted, we must address the needs of potential customers and our customers must believe our products are effective and commercially beneficial. However, even if customers accept our products, this acceptance may not translate into sales if our competitors have developed similar products that our customers prefer. If our products do not gain market acceptance or if our customers prefer our competitors’ products, our business could be adversely affected.

Delays in product introductions could adversely affect our net sales.

The endovascular device market is highly competitive and designs change often to adjust to patent constraints and to changing market preferences. Therefore, product life cycles are relatively short. As a result, any delays in our product launches may significantly impede our ability to enter or compete in a given market and may reduce the sales that we are able to generate from these products. As discussed under the heading “Business,” we plan to introduce additional products during 2007 which we expect to result in net sales. We may experience delays in any phase of a product launch, including during research and development, clinical trials, regulatory approvals, manufacturing, marketing and the education process. In addition, the suppliers of products that we do not manufacture can suffer similar delays, which could cause delays in our product introductions. If we suffer delays in product introductions, our net sales could be adversely affected.

If third parties claim that we infringe upon their intellectual property rights, we may incur liabilities and costs and may have to redesign or discontinue selling the affected product.

The medical device industry is litigious with respect to patents and other intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. We face the risk of claims that we have infringed on third parties’ intellectual property rights. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, our competitors may also have filed for patent protection which is not as yet a matter of public knowledge or claim trademark rights that have not been revealed through our availability searches. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims of patent or other intellectual property infringement, even those without merit, could:

•                  be expensive and time consuming to defend;

•                  result in us being required to pay significant damages to third parties;

•                  cause us to cease making or selling products that incorporate the challenged intellectual property;

•                  require us to redesign, reengineer or rebrand our products, if feasible;

•                  require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property, which agreements may not be available on terms acceptable to us or at all;

•                  divert the attention of our management; or

•                  result in our customers or potential customers deferring or limiting their purchase or use of the affected products until resolution of the litigation.

In addition, new patents obtained by our competitors could threaten a product’s continued life in the market even after it has already been introduced.

We are currently a party to a number of intellectual property claims, which are costly to defend and the resolution of which could have a material adverse effect on our business and results of operations.

We cannot assure you that we do not infringe any patents or other proprietary rights held by third parties. In that regard, in March 2005 we were served with a complaint by Boston Scientific Corporation and one of its affiliates which claims that some of our products, including our SpideRX Embolic Protection Device, infringe certain of Boston Scientific’s patents. Boston Scientific is seeking monetary damages from us and to enjoin us from the alleged infringement. Subsequently, we added counterclaims for infringement of three of our patents, Boston Scientific has added two patents to its claims, as well as a claim against us for misappropriation of trade secrets. Prior to the acquisition of Dendron GmbH by our then-subsidiary, Micro Therapeutics, Inc., or MTI, Dendron became involved in litigation in Europe involving patents covering certain of our products, which litigation is still active. Concurrent with MTI’s acquisition of Dendron, MTI initiated a series of legal actions related to our Sapphire coils in the Netherlands and the United Kingdom with the primary purpose of asserting both invalidity and non-infringement by it of certain patents held by others with respect to detachable coils and certain delivery systems. In addition, the patent holders against whom MTI initiated the actions in the Netherlands and the United Kingdom have initiated legal actions against MTI in the United States that allege infringement by MTI of certain patents held by them. Subsequently, we filed counterclaims asserting non-infringement by us, invalidity of the patents, inequitable conduct in the procurement of certain patents and violation of federal antitrust laws. A trial date has been set for June 2007.

Because these matters are not yet concluded and because of the complexity of the cases, we cannot estimate the possible loss or range of loss, if any, associated with their resolution. However, there can be no assurance that the ultimate resolution of these matters will not result in a material adverse effect on our business, financial condition or results of operations. If our products were found to infringe on any proprietary rights of a third party, we could be required to pay significant damages or license fees to the third party or cease production, marketing and distribution of those products, which could in turn have a material adverse effect on our business, financial condition and results of operations. Litigation may also be necessary to enforce patent rights we hold or to protect trade secrets or techniques we own. See “Item 3. Legal Proceedings” in our 2006 Annual Report on Form 10-K and Note 17 to our consolidated financial statements, which are incorporated by reference into this prospectus. Such litigation is costly and may adversely affect our results of operations.

We may also be subject to disputes with other companies as to the ownership of patents that we may develop. Such disputes could result in the enjoining of sales of our products or us being required to pay commercially unreasonable licensing fees. If this occurs, our net sales or the cost of selling the infringing product, and therefore our results of operations, would be negatively affected.

Our business strategy relies on assumptions about the market for our products, which, if incorrect, would adversely affect our business prospects and profitability.

We are focused on the market for endovascular devices used to treat vascular diseases and disorders. We believe that the aging of the general population and increasingly inactive lifestyles will continue and that these trends will increase the need for our products. However, the projected demand for our products could materially differ from actual demand if our assumptions regarding these trends and acceptance of our products by the medical community prove to be incorrect or do not materialize or if drug therapies gain more widespread acceptance as a viable alternative treatment, which in each case would adversely affect our business prospects and results of operations.

If our patents and other intellectual property rights do not adequately protect our products, we may lose market share to our competitors, which would harm our business.

Our success depends significantly on our ability to protect our proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright and trademark laws and nondisclosure, confidentiality and other contractual arrangements to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. In addition, we cannot be assured that any of our pending patent applications will result in the issuance of a patent to us. The United States Patent and Trademark Office, or PTO, may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO. These proceedings could result in adverse decisions as to the priority of our inventions and the narrowing or invalidation of claims in issued patents. Our issued patents and those that may be issued in the future may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. Although we have taken steps to protect our intellectual property and proprietary technology, there is no assurance that third parties will not be able to design around our patents. We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our know-how and other unpatented proprietary technology, in part with confidentiality agreements and intellectual property assignment agreements with our employees, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information. In addition, we rely on the use of registered trademarks with respect to the brand names of some of our products. We also rely on common law trademark protection for some brand names, which are not protected to the same extent as our rights in the use of our registered trademarks.

Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. For example, foreign countries generally do not allow patents to cover methods for performing surgical procedures. If we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more directly with us, which could adversely affect our competitive position and business.

We also hold licenses from third parties that are necessary to use certain technologies used in the design and manufacturing of some of our products. The loss of such licenses would prevent us from manufacturing, marketing and selling these products, which could harm our business.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms. In addition, any equity financings may be dilutive to our stockholders.

Our capital requirements depend on many factors, including the amount and timing of our continued losses and our ability to reach profitability, our expenditures on intellectual property and technologies, the number of clinical trials which we conduct, new product development and new product acquisition. To the extent that our existing capital, including amounts available under our revolving line of credit, is insufficient to cover any losses and meet these requirements, we will need to raise additional funds through financings or borrowings or curtail our growth and reduce our assets. From time to time, we may also sell a given technology or intellectual property having a development timeline or development cost that is inconsistent with our investment horizon or which does not adequately complement our existing product portfolio. We have historically relied on financing from Warburg Pincus and other investors, but there can be no assurance that Warburg Pincus or other investors will provide such financing in the future. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities issued in future financings as well as in any future acquisitions may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of continued losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

We manufacture our products at single locations. Any disruption in these manufacturing facilities, any patent infringement claims with respect to our manufacturing process or otherwise any inability to manufacture a sufficient number of our products to meet demand could adversely affect our business and results of operations.

We rely on our manufacturing facilities in Plymouth, Minnesota and in Irvine, California. The Plymouth and Irvine facilities and the manufacturing equipment we use to produce our products if damaged or destroyed would be difficult to replace and could require substantial lead-time to repair or replace. Our facilities may be affected by natural or man-made disasters. In the event one of our two facilities was affected by a disaster, we would be forced to rely on third-party manufacturers if we could not shift production to our other manufacturing facility. In the case of a device with a pre-market approval application we might in such event be required to obtain prior U.S. Food and Drug Administration, or FDA, or notified body approval of an alternate manufacturing facility, which could delay or prevent our marketing of the affected product until such approval is obtained. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. It is also possible that one of our competitors could claim that our manufacturing process violates an existing patent. If we were unsuccessful in defending such a claim, we might be forced to stop production at one or both of our manufacturing facilities in the United States and to seek alternative facilities. Even if we were able to identify such alternative facilities, we might incur additional costs and experience a disruption in the supply of our products until those facilities are available. Any disruption in our manufacturing capacity could have an adverse impact on our ability to produce sufficient inventory of our products or may require us to incur additional expenses in order to produce sufficient inventory, and therefore would adversely affect our net sales and results of operations. Any disruption or delay at our manufacturing facilities, any inability to accurately predict the number of products to manufacture or to expand our manufacturing capabilities if necessary could impair our ability to meet the demand of our customers and these customers may cancel orders or purchase products from our competitors, which could adversely affect our business and results of operations.

If we lose the services of our chief executive officer or other key personnel, we may not be able to manage our operations and meet our strategic objectives.

Our future success depends, in large part, on the continued service of James M. Corbett, our president and chief executive officer. Mr. Corbett’s continuation with us is integral to our future success, based on his significant expertise and knowledge of our business and products. Although we have key person insurance with respect to Mr. Corbett, any loss or interruption of the services of Mr. Corbett could significantly reduce our ability to effectively manage our operations and implement our strategy. Also, we depend on the continued service of key managerial, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel, especially experienced medical device sales personnel. We compete for such personnel with other companies, academic institutions, government entities and other organizations. Any loss or interruption of the services of our other key personnel or any employee slowdowns, strikes or similar actions could also significantly reduce our ability to effectively manage our operations and meet our strategic objectives because we cannot assure you that we would be able to find appropriate replacement personnel should the need arise.

Our dependence on key suppliers puts us at risk of interruptions in the availability of our products, which could reduce our net sales and adversely affect our results of operations. In addition, increases in prices for raw materials and components used in our products could adversely affect our results of operations.

We rely on a limited number of suppliers for the raw materials and components used in our products. For reasons of quality assurance, cost effectiveness or availability, we procure certain raw materials and components only from a sole supplier. Our raw materials and components are generally acquired through purchase orders placed in the ordinary course of business, and we do not have any guaranteed or contractual supply arrangements with many of our key or single source suppliers. In addition, we also rely on independent contract manufacturers for some of our products. Independent manufacturers have possession of, and in some cases hold title to, molds for certain manufactured components of our products. Our dependence on third-party suppliers involves several risks, including limited control over pricing, availability, quality and delivery schedules, as well as manufacturing yields and costs. Suppliers of raw materials and components may decide, or be required, for reasons beyond our control to cease supplying raw materials and components to us or to raise their prices. Shortages of raw materials, quality control problems, production capacity constraints or delays by our contract manufacturers could negatively affect our ability to meet our production obligations and result in increased prices for affected parts. Any such shortage, constraint or delay may result in delays in shipments of our products or components, which could adversely affect our net sales and results of operations. Increases in prices for raw materials and components used in our products could also adversely affect our results of operations.

In addition, the FDA and foreign regulators may require additional testing of any raw materials or components from new suppliers prior to our use of these materials or components. In the case of a device with a pre-market approval application, we may be required to obtain prior FDA approval of a new supplier, which could delay or prevent our access or use of such raw materials or components or our marketing of affected products until such approval is granted. In the case of a device with clearance under Section 510(k) of the Federal Food, Drug and Cosmetic Act, which we refer to as a 510(k), we may be required to submit a new 510(k) if a change in a raw material or component supplier results in a change in a material or component supplied that is not within the 510(k) cleared device specifications. If we need to establish additional or replacement suppliers for some of these components, our access to the components might be delayed while we qualify such suppliers and obtain any necessary FDA approvals. Our suppliers of finished goods are also subject to regulatory inspection and scrutiny. Any adverse regulatory finding or action against those suppliers could impact their ability to supply us goods for distribution and sale.

Significant and unexpected claims under our EverFlex self-expanding stent worldwide fracture-free guarantee program in excess of our reserves could significantly harm our business, operating results and financial condition.

Beginning in October 2006, we began providing a worldwide fracture-free guarantee as part of our marketing and advertising strategy for our EverFlex self-expanding stents. In the event that an EverFlex self-expanding stent should fracture within two years of implantation, we will provide a free replacement product to the medical facility, subject to the terms and conditions of the program.  Although we have tested our EverFlex self-expanding stents in rigorous simulated fatigue testing, we commercially launched our EverFlex self-expanding stents on a worldwide basis in March 2006. We, therefore, do not have at least two years of commercial data on which to base our expected claim rates under the program. We may receive significant and unexpected claims under our guarantee program that could exceed the amount of our reserves for the program. Significant claims in excess of our program reserves could significantly harm our business, operating results and financial condition.

Our inability to successfully grow through acquisitions, our failure to integrate any acquired businesses successfully into our existing operations or our discovery of previously undisclosed liabilities could negatively affect our business and results of operations.

In order to build our core technology platform, we have acquired several businesses since our inception. Our most recent acquisition was in January 2006, when we completed our acquisition of the outstanding shares of Micro Therapeutics, Inc. that we did not already own. We expect to actively pursue additional acquisitions, investments in or alliances with, other companies and businesses in the future as a component of our business strategy. Our ability to grow through acquisitions, investments and alliances depends upon our ability to identify, negotiate, complete and integrate attractive candidates on favorable terms and to obtain any necessary financing. Our inability to complete one or more acquisitions, investments or alliances could impair our ability to develop our product lines and to compete against many industry participants, many of whom have product lines broader than ours. Acquisitions, investments and alliances involve risks, including:

•                  difficulties in integrating any acquired companies, personnel and products into our existing business;

•                  delays in realizing projected efficiencies, cost savings, revenue synergies and other benefits of the acquired company or products;

•                  inaccurate assessment of undisclosed, contingent or other liabilities or problems;

•                  diversion of our management’s time and attention from other business concerns;

•                  limited or no direct prior experience in new markets or countries we may enter;

•                  higher costs of integration than we anticipated; or

•                  difficulties in retaining key employees of the acquired business who are necessary to manage these acquisitions.

In addition, an acquisition, investment or alliance could materially impair our operating results and liquidity by causing us to incur debt or reallocate amounts of capital from other operating initiatives or requiring us to amortize transaction expenses and acquired assets, incur non-recurring charges as a result of incorrect estimates made in the accounting for such transactions or record asset impairment charges. We may also discover deficiencies in internal controls, data adequacy and integrity, product quality, regulatory compliance and product liabilities which we did not uncover prior to our acquisition of such businesses, which could result in us becoming subject to penalties or other liabilities. Any difficulties in the integration of acquired businesses or unexpected penalties or liabilities in connection with such businesses could have a material adverse effect on our results of operations and financial condition. These risks could be heightened if we complete several acquisitions within a relatively short period of time.

The demand for our products, the prices which customers and patients are willing to pay for our products and the number of procedures performed using our products depend upon the ability of our customers and patients to obtain sufficient third party reimbursement for their purchases of our products.

Sales of our products depend in part on the sufficient reimbursement by governmental and private health care payors to our physician customers or their patients for the purchase and use of our products. In the United States, health care providers that purchase our products generally rely on third-party payors, principally federal Medicare, state Medicaid and private health insurance plans, to pay for all or a portion of the cost of endovascular procedures. Reimbursement systems in international markets vary significantly by country, and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis and can take up to 18 months or longer. Many international markets have government-managed health care systems that govern reimbursement for new devices and procedures. In most markets, there are private insurance systems as well as government-managed systems. Additionally, some foreign reimbursement systems provide for limited payments in a given period and therefore result in extended payment periods. Any delays in obtaining, or an inability to obtain, reimbursement approvals or sufficient reimbursement for our products could significantly affect the acceptance of our products and have a material adverse effect on our business. In addition, if the reimbursement policies of domestic or foreign governmental or private health care payors were to change, our customers would likely change their purchasing patterns and/or the frequency of their purchases of the affected products. Additionally, payors continue to review their coverage policies carefully for existing and new therapies and can, without notice, deny coverage for treatments that include the use of our products. Our business would be negatively impacted to the extent any such changes reduce reimbursement for our products.

Healthcare costs have risen significantly over the past decade. There have been and may continue to be proposals by legislators, regulators and third-party payors to keep these costs down. The continuing efforts of governments, insurance companies and other payors of healthcare costs to contain or reduce these costs, combined with closer scrutiny of such costs, could lead to patients being unable to obtain approval for payment from these third-party payors. The cost containment measures that healthcare providers are instituting both in the United States and internationally could harm our business. Some health care providers in the United States have adopted or are considering a managed care system in which the providers contract to provide comprehensive health care for a fixed cost per person. Health care providers may attempt to control costs by authorizing fewer elective surgical procedures or by requiring the use of the least expensive devices possible, which could adversely affect the demand for our products or the price at which we can sell our products.

We also sell a number of our products to physician customers who may elect to use these products in ways that are not within the scope of the approval or clearance given by the FDA, often referred to as “off-label” use. In the event that governmental or private health care payors limit reimbursement for products used off-label, sales of our products and our business would be materially adversely affected.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, financial condition or results of operations.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power, including hospitals. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as group purchasing organizations, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for some of our hospital customers. We expect that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and may adversely impact our business, financial condition or results of operations.

Our products and product development and marketing activities are subject to extensive regulation with which we may not be able to obtain required regulatory approvals for our products in a cost-effective manner or at all, which could adversely affect our business and results of operations.

The production and marketing of our products and our ongoing research and development, preclinical testing and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities both in the United States and abroad. U.S. and foreign regulations applicable to medical devices are wide-ranging and govern, among other things, the development, testing, marketing and pre-market review of new medical devices, in addition to regulating manufacturing practices, reporting, advertising, exporting, labeling and record keeping procedures. We are required to obtain FDA approval or clearance before we can market our products in the United States and certain foreign countries. The regulatory process requires significant time, effort and expenditures to bring our products to market, and we cannot assure that any of our products will be approved for sale. Even if regulatory approval or clearance of a product is granted, it may not be granted within the timeframe that we expect, which could have an adverse effect on our operating results and financial condition. In addition, even if regulatory approval or clearance of a product is granted, the approval or clearance could limit the uses for which the product may be labeled and promoted, which may limit the market for our products. Even after a product is approved or cleared by the FDA, we have ongoing responsibilities under FDA regulations, non-compliance of which could result in the subsequent withdrawal of such approvals or clearances, or such approvals or clearances could be withdrawn due to the occurrence of unforeseen problems following initial approval. Any failure to obtain regulatory approvals or clearances on a timely basis or the subsequent withdrawal of such approvals or clearances could prevent us from successfully marketing our products, which could adversely affect our business and results of operations.

Our failure to comply with applicable regulatory requirements could result in governmental agencies:

•                  imposing fines and penalties on us;

•                  preventing us from manufacturing or selling our products;

•                  bringing civil or criminal charges against us;

•                  delaying the introduction of our new products into the market;

•                  suspending any ongoing clinical trials;

•                  issuing and injunction preventing us from manufacturing or selling our products or imposing restrictions;

•                  recalling or seizing our products; or

•                  withdrawing or denying approvals or clearances for our products.

If any or all of the foregoing were to occur, we may not be able to meet the demands of our customers and our customers may cancel orders or purchase products from our competitors, which could adversely affect our business and results of operations.

When required, with respect to the products we market in the United States, we have obtained pre-market notification clearance under Section 510(k), but we do not believe certain modifications we have made to our products require us to submit new 510(k) notifications. However, if the FDA disagrees with us and requires us to submit a new 510(k) notification for modifications to our existing products, we may be subject to enforcement actions by the FDA and be required to stop marketing the products while the FDA reviews the 510(k) notification. If the FDA requires us to go through a lengthier, more rigorous examination than we had expected, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain pre-market approval application process. Products that are approved through a pre-market approval application generally need FDA approval before they can be modified. If we fail to submit changes to products developed under investigational device exemptions or pre-market approval applications in a timely or adequate manner, we may become subject to regulatory actions.

Because we are subject to extensive regulation in the countries in which we operate, we are subject to the risk that regulations could change in a way that would expose us to additional costs, penalties or liabilities. For example, in the United States we sell a number of our products to physicians who may elect to use these products in ways that are not within the scope of the approval or clearance given by the FDA or for other than FDA-approved indications, often referred to as “off-label” use. There are laws and regulations prohibiting the promotion of products for such off-label use which restrict our ability to market our products and could adversely affect our growth. Although we have strict policies against the unlawful promotion of products for off-label use and we train our employees on these policies, it is possible that one or more of our employees will not follow the policies, or that regulations would change in a way that may hinder our ability to sell such products or make it more costly to do so, which could expose us to financial penalties as well as loss of approval to market and sell the affected products. If we want to market any of our products for use in ways for which they are not currently approved, we may need to conduct clinical trials and obtain approval from appropriate regulatory bodies, which could be time-consuming and costly. In addition, off-label use may not be safe or effective and may result in unfavorable outcomes to patients, resulting in potential liability to us. Penalties or liabilities stemming from off-label use could have a material adverse effect on our results of operations. In addition, if physicians cease or lessen their use of products for other than FDA-approved indications, sales of our products could decline, which could materially adversely affect our net sales and results of operations.

In addition, we currently market our products in select countries outside of the U.S. In order to market our products abroad, we must obtain separate regulatory approvals and comply with numerous requirements. If additional regulatory requirements are implemented in the foreign countries in which we sell our products, the cost of developing or selling our products may increase. For example, recent regulations in Japan have increased the regulatory and quality assurance requirements in order to obtain and maintain regulatory approval to market our products in Japan. These new regulations have resulted in higher costs and delays in securing approval to market our products in Japan. In addition, we depend on our distributors outside the United States in seeking regulatory approval to market our devices in other countries and we are therefore dependent on persons outside of our direct control to secure such approvals. For example, we are highly dependent on distributors in emerging markets such as China and Brazil for regulatory submissions and approvals and do not have direct access to health care agencies in those markets to ensure timely regulatory approvals or prompt resolution of regulatory or compliance matters. If our distributors fail to obtain the required approvals or do not do so in a timely manner, our net sales from our international operations and our results of operations may be adversely affected.

If we or others identify side effects after any of our products are on the market, we may be required to withdraw our products from the market, which would hinder or preclude our ability to generate revenues.

As part of our post-market regulatory responsibilities for our products classified as medical devices, we are required to report all serious injuries or deaths involving our products, and any malfunctions where a serious injury or death would be likely if the malfunction were to recur. If we or others identify side effects after any of our products are on the market:

•                  regulatory authorities may withdraw their approvals;

•                  we may be required to reformulate our products;

•                  we may have to recall the affected products from the market and may not be able to reintroduce them onto the market;

•                  our reputation in the marketplace may suffer; and

•                  we may become the target of lawsuits, including class action suits.

Any of these events could harm or prevent sales of the affected products or could substantially increase the costs and expenses of commercializing or marketing these products.

Our manufacturing facilities are subject to extensive governmental regulation with which compliance is costly and which exposes us to penalties for non-compliance.

We and our third party manufacturers are required to register with the FDA as device manufacturers and as a result, we and our third party manufacturers are subject to periodic inspections by the FDA for compliance with the FDA’s Quality System Regulation, or QSR, requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. In addition, the federal Medical Device Reporting regulations require us and our third party manufacturers to provide information to the FDA whenever there is evidence that reasonably suggests that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA. In the European Community, we are required to maintain certain International Organization for Standardization (ISO) certifications in order to sell products and we undergo periodic inspections by notified bodies to obtain and maintain these certifications. If we or our manufacturers fail to adhere to QSR or ISO requirements, this could delay production of our products and lead to fines, difficulties and delays in obtaining regulatory approvals and clearances, the withdrawal of regulatory approvals and clearances, recalls or other consequences, which could in turn have a material adverse effect on our financial condition and results of operations. In addition, regulatory agencies may not agree with the extent or speed of corrective actions relating to product or manufacturing problems.

Our operations are subject to environmental, health and safety, and other laws and regulations, with which compliance is costly and which exposes us to penalties for non-compliance.

Our business, properties and products are subject to foreign, federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety and the use, management, storage, and disposal of hazardous substances, wastes, and other regulated materials. Because we operate real property, various environmental laws also may impose liability on us for the costs of cleaning up and responding to hazardous substances that may have been released on our property, including releases unknown to us. These environmental laws and regulations also could require us to pay for environmental remediation and response costs at third-party locations where we disposed of or recycled hazardous substances. The costs of complying with these various environmental requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

A number of our products are in clinical trials. If these trials are unsuccessful, or if the FDA or other regulatory agencies do not accept the results of such trials, these products may not successfully come to market and our business prospects may suffer.

Several of our products are in the early stages of development. Some of our products only recently emerged from clinical trials and others have not yet reached the clinical trial stage. Our current trials include the CREATE Carotid Pivotal Trial (U.S.) and DURABILITY (Europe) Trial. We cannot assure you that we will be successful in reaching the endpoints in these trials or, if we do, that the FDA or other regulatory agencies will accept the results and approve the devices for sale. Further, we continually evaluate the potential financial benefits and costs of our clinical trials and the products being evaluated in them. If we determine that the costs associated with attaining regulatory approval of a product exceed the potential financial benefits of that product or if the projected development timeline is inconsistent with our investment horizon, we may choose to stop a clinical trial and/or the development of a product.

Our ability to market our products in the United States will depend upon a number of factors, including our ability to demonstrate the safety and efficacy of our products with valid clinical data. Our ability to market our products outside of the United States is also subject to regulatory approval, including our ability to demonstrate the safety of our products in the clinical setting. Our products may not be found to be safe and, where required, effective in clinical trials and may not ultimately be approved for marketing by U.S. or foreign regulatory authorities. Our failure to develop safe and effective products that are approved for sale on a timely basis would have a negative impact on our net sales. In particular, if we do not reach the endpoints or obtain FDA approval with respect to our products, our future growth may be significantly hampered. In addition, some of the products for which we are currently conducting trials are already approved for sale outside of the United States. As a result, while our trials are ongoing, unfavorable data may arise in connection with usage of our products outside the United States which could adversely impact the approval of such products in the United States. Conversely, unfavorable data from clinical trials in the United States may adversely impact sales of our products outside of the United States.

We are currently conducting clinical studies of some of our products under an investigational device exemption. Clinical studies must be conducted in compliance with regulations of the FDA and those of regulatory agencies in other countries in which we conduct clinical studies. The data collected from these clinical investigations will ultimately be used to support market clearance for these products. There is no assurance that regulatory bodies will accept the data from these clinical studies or that they will ultimately allow market clearance for these products.

The risks inherent in operating internationally and the risks of selling and shipping our products and of purchasing our components and products internationally may adversely impact our net sales, results of operations and financial condition.

We derive a significant portion of our net sales from operations in international markets. For the years ended December 31, 2006 and December 31, 2005, 40.1% and 46.3% of our net sales, respectively, were derived from our international operations. Our international distribution system consisted of eight direct sales offices and approximately 45 stocking distribution partners as of December 31, 2006. In addition, we purchase some components and products from international suppliers.

The sale and shipping of our products and services across international borders, as well as the purchase of components and products from international sources, subject us to extensive U.S. and foreign governmental trade regulations. Compliance with such regulations is costly and exposes us to penalties for non-compliance. In 2005, we reviewed our trade control practices as part of our ongoing commitment to further enhance our compliance policies and procedures. As part of this review, we identified instances in which we may have incorrectly reported information about certain shipments imported into the United States and Europe. We have disclosed these potential reporting errors to customs regulators in the countries of importation in the United States and Europe, and while we believe that no monies are owed to any government as a result of these potential reporting errors other than processing fees of an immaterial amount or value added taxes otherwise due, we may incur penalties, additional fees, value added taxes, interest and duty payments if the customs regulators disagree with our assessment. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, laws restricting business with suspected terrorists, and anti-boycott laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities, and exclusion or debarment from government contracting. Also, the failure to comply with applicable legal and regulatory obligations could result in the disruption of our shipping and sales activities.

In addition, many of the countries in which we sell our products are, to some degree, subject to political, economic and/or social instability. Our international sales operations expose us and our representatives, agents and distributors to risks inherent in operating in foreign jurisdictions. These risks include:

•                  the imposition of additional U.S. and foreign governmental controls or regulations;

•                  the imposition of costly and lengthy new export licensing requirements;

•                  the imposition of U.S. and/or international sanctions against a country, company, person or entity with whom the company does business that would restrict or prohibit continued business with the sanctioned country, company, person or entity;

•                  economic instability;

•                  a shortage of high-quality sales people and distributors;

•                  loss of any key personnel that possess proprietary knowledge, or who are otherwise important to our success in certain international markets;

•                  changes in third-party reimbursement policies that may require some of the patients who receive our products to directly absorb medical costs or that may necessitate the reduction of the selling prices of our products;

•                  changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•                  the imposition of new trade restrictions;

•                  the imposition of restrictions on the activities of foreign agents, representatives and distributors;

•                  scrutiny of foreign tax authorities which could result in significant fines, penalties and additional taxes being imposed on us;

•                  pricing pressure that we may experience internationally;

•                  laws and business practices favoring local companies;

•                  longer payment cycles;

•                  difficulties in maintaining consistency with our internal guidelines;

•                  difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•                  difficulties in enforcing or defending intellectual property rights; and

•                  exposure to different legal and political standards due to our conducting business in over 50 countries.

We cannot assure you that one or more of the factors will not harm our business. Any material decrease in our international sales would adversely impact our net sales, results of operations and financial condition. Our international sales are predominately in Europe. In Europe, health care regulation and reimbursement for medical devices vary significantly from country to country. This changing environment could adversely affect our ability to sell our products in some European countries.

Fluctuations in foreign currency exchange rates could result in declines in our reported net sales and earnings.

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect our financial results. Approximately 29% and 34% of our net sales during the fiscal year ended December 31, 2006 and 2005, respectively, were denominated in foreign currencies. We expect that foreign currencies will continue to represent a similarly significant percentage of our net sales in the future. Approximately 71% and 68% of our net sales denominated in foreign currencies during the fiscal year ended December 31, 2006 and 2005, respectively, were derived from European Union countries and were denominated in the Euro. Additionally, we have significant intercompany receivables from our foreign subsidiaries, which are denominated in foreign currencies, principally the Euro and the Yen. Our principal exchange rate risks therefore exist between the U.S. dollar and the Euro and between the U.S. dollar and the Yen. Our international net sales were favorably affected by the impact of foreign currency fluctuations totaling $443 thousand during the fiscal year ended December 31, 2006 and unfavorably affected by $203 thousand during the fiscal year ended December 31, 2005. We cannot assure you that we will benefit from the impact of foreign currency fluctuations in the future and foreign currency fluctuations in the future may adversely affect our net sales and earnings. At present, we do not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the U.S. dollar. If we engage in hedging activities in the future, such activities involve risk and may not limit our underlying exposure from currency fluctuations or minimize our net sales and earnings volatility associated with foreign currency exchange rate changes.

We may become obligated to make large milestone payments that are not currently reflected in our financial statements in certain circumstances, which would negatively impact our cash flows from operations.

Pursuant to the acquisition agreements relating to our purchase of MitraLife and Appriva Medical, Inc. in 2002, we agreed to make additional payments to the sellers of these businesses in the event that we achieve contractually defined milestones. Generally, in each case, these milestone payments become due upon the completion of specific regulatory steps in the product commercialization process. With respect to the MitraLife acquisition, the maximum potential milestone payments totaled $25 million, and with respect to the Appriva acquisition, the maximum potential milestone payments totaled $175 million. Although we do not believe that it is likely that these milestone payment obligations became due, or will become due in the future, the former stockholders of Appriva disagree with our position and have brought litigation against us making a claim for such payments and it is possible that the former stockholders of MitraLife could also disagree with our position and make a claim for such payments. The defense of the outstanding litigation related to our Appriva acquisition is, and any such additional dispute with MitraLife would likely be, costly and time-consuming. In the event any such milestone payments become due and/or any other damages become payable, our costs would increase correspondingly which would negatively impact our cash flow from operations, as well as divert our management’s time and attention away from our business. See “Item 3. Legal Proceedings” in our Annual Report on Form 10-K and Note 17 to our consolidated financial statements, which are incorporated by reference into this prospectus.

We rely on our independent sales distributors and sales associates to market and sell our products outside of the United States, Canada and Europe.

Sales of our products in locations outside of the United States, Canada and Europe represented 10% of our net sales during the fiscal year ended December 31, 2006 and 13% of our net sales during the fiscal year ended December 31, 2005. Our success outside of the United States, Canada and Europe depends largely upon marketing arrangements with independent sales distributors and sales associates, in particular their sales and service expertise and relationships with the customers in the marketplace. Independent distributors and sales associates may terminate their relationship with us, or devote insufficient sales efforts to our products. We do not control our independent distributors and they may not be successful in implementing our marketing plans. In addition, many of our independent distributors outside of the United States, Canada and Europe initially obtain and maintain foreign regulatory approval for sale of our products in their respective countries. Our failure to maintain our existing relationships with our independent distributors and sales associates outside of the United States, Canada and Europe, or our failure to recruit and retain additional skilled independent sales distributors and sales associates in these locations, could have an adverse effect on our operations. We have experienced turnover with some of our independent distributors in the past that has adversely affected our short-term financial results while we transitioned to new independent distributors. Similar occurrences could happen in the future. Beginning October 1, 2006, we established a distribution arrangement with Medtronic International Trading Inc. - Japan Branch, a subsidiary of Medtronic, Inc., pursuant to which Medtronic distributes all of our products in Japan. As a result of this new arrangement, we ceased our direct sales operations in Japan. Our transition from direct operations to a distributor relationship in Japan could adversely affect our sales in Japan.

If physicians do not recommend and endorse our products or if our working relationships with physicians deteriorate, our products may not be accepted in the market place, which would adversely affect our sales.

In order for us to sell our products, physicians must recommend and endorse them. We may not obtain the necessary recommendations or endorsements from physicians. Acceptance of our products depends on educating the medical community as to the distinctive characteristics, perceived benefits, safety, clinical efficacy and cost-effectiveness of our products compared to products of our competitors, and on training physicians in the proper application of our products. If we are not successful in obtaining the recommendations or endorsements of physicians for our products, our sales may decline or we may be unable to increase our sales.

In addition, if we fail to maintain our working relationships with physicians, many of our products may not be developed and marketed in line with the needs and expectations of professionals who use and support our products. The research, development, marketing and sales of many of our new and improved products is dependent upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding our products and the marketing of our products. Physicians assist us as researchers, marketing consultants, product consultants, inventors and as public speakers. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could adversely affect the acceptance of our products in the market place and our sales.

If we fail to comply with the U.S. Federal Anti-Kickback Statute and similar state laws, we could be subject to criminal and civil penalties and exclusion from the Medicare and Medicaid and other federal health care programs, which could have a material adverse effect on our business and results of operations.

A provision of the Social Security Act, commonly referred to as the Federal Anti-Kickback Statute, prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing or arranging for or recommending the ordering, purchasing or leasing of items or services payable by Medicare, Medicaid or any other federal health care program. The Federal Anti-Kickback Statute is very broad in scope and many of its provisions have not been uniformly or definitively interpreted by existing case law or regulations, and thus are subject to evolving interpretations. In addition, most of the states in which our products are sold have adopted laws similar to the Federal Anti-Kickback Statute, and some of these laws are even broader than the Federal Anti-Kickback Statute in that their prohibitions are not limited to items or services paid for by a federal health care program but, instead, apply regardless of the source of payment. Violations of the Federal Anti-Kickback Statute may result in substantial civil or criminal penalties and exclusion from participation in federal health care programs.

All of our financial relationships with health care providers and others who provide products or services to federal health care program beneficiaries are potentially governed by the Federal Anti-Kickback Statute and similar state laws. We believe our operations are in material compliance with the Federal Anti-Kickback Statute and similar state laws. However, we cannot assure you that we will not be subject to investigations or litigation alleging violations of these laws, which could be time-consuming and costly to us and could divert management’s attention from operating our business, which could have a material adverse effect on our business. In addition, if our arrangements were found to violate the Federal Anti-Kickback Statute or similar state laws, we or our officers and employees could be subject to severe criminal and civil penalties, including, for example, exclusion from participation in any federal health care programs, which could have a material adverse effect on our reputation, business and results of operations.

If there is a disruption in the supply of the products of Invatec Technology Center GmbH that we distribute or if our relationship with Invatec is impaired, our net sales and results of operations would be adversely impacted.

We have entered into an agreement with Invatec Technology Center GmbH., or Invatec, an Italian manufacturer of endovascular medical devices which prior to our arrangement have not been marketed or sold under the Invatec brand in the United States, to distribute some of Invatec’s branded products throughout the United States. Our success in marketing the Invatec products depends on our sales personnel being proficient in the product line, building physician relationships and executing sales orders. If we are unable to market Invatec’s products successfully or if our agreement with Invatec is terminated, our net sales and results of operations would suffer. Even if we market Invatec’s products successfully, if Invatec is unable to produce enough of its products to meet our demands, including if Invatec sells its inventory to our competitors rather than to us for marketing under their own brands, we may not be able to meet our customers’ demands and our net sales and results of operations may suffer.

Our family of self-expanding stent products generates a large portion of our net sales. Our net sales and business prospects would be adversely affected if sales of this product were to decline.

We are dependent on our self-expanding stents, which generated approximately 25% of our net sales in fiscal 2006 and approximately 20% of our net sales in fiscal 2005. If our self-expanding stents were to no longer be available for sale in any key market because of regulatory, intellectual property or any other reason, our net sales from these products and from products that typically constitute ancillary purchases would significantly decline. A significant decline in our net sales could also negatively impact our product development activities and therefore our business prospects.

We are exposed to product liability claims that could have an adverse effect on our business and results of operations.

The design, manufacture and sale of medical devices expose us to significant risk of product liability claims, some of which may have a negative impact on our business. Most of our products were developed relatively recently and defects or risks that we have not yet identified may give rise to product liability claims. Our existing product liability insurance coverage may be inadequate to protect us from any liabilities we may incur or we may not be able to maintain adequate product liability insurance at acceptable rates. If a product liability claim or series of claims is brought against us for uninsured liabilities or in excess of our insurance coverage and it is ultimately determined that we are liable, our business could suffer. Additionally, we could experience a material design defect or manufacturing failure in our products, a quality system failure, other safety issues or heightened regulatory scrutiny that would warrant a recall of some of our products. A recall of some of our products could also result in increased product liability claims. Further, while we train our physician customers on the proper usage of our products, we cannot ensure that they will implement our instructions accurately. If our products are used incorrectly by our customers, injury may result and this could give rise to product liability claims against us. Even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and could result in the diversion of management’s attention from managing our business and may have a negative impact on our business and our results of operations. In addition, successful product liability claims against one of our competitors could cause claims to be made against us.

Our net sales could decline significantly if drug-eluting stents become a dominant therapy in the peripheral vascular stent market and we are not able to develop or acquire a drug-eluting stent to market and sell.

The peripheral vascular market is currently comprised exclusively of bare metal, or non drug-eluting, stents. However, there are clinical situations in the periphery in which a drug-eluting stent may demonstrate clinical superiority over bare metal stents. To the extent that our peripheral stent customers seek stents with drug coatings and we do not market and sell a drug-eluting peripheral stent or one that achieves market acceptance, we may not be able to compete as effectively with those of our competitors that are able to develop and sell a drug-eluting stent, and our peripheral stent sales could decline. If our peripheral stent sales were to decline, we could experience a significant decline in sales of some of our other products which are routinely purchased in conjunction with stent purchases.

If we are unable to continue to develop and market new products and technologies that are accepted by the marketplace, we may experience a decrease in demand for our products or our products could become obsolete, and our business would suffer.

We are continually engaged in product development and improvement programs, and the introduction of new products represents a significant component of our growth strategy. We may not be able to compete effectively with our competitors unless we can keep up with existing or new products and technologies in the endovascular device market. If we do not continue to introduce new products and technologies, or if our new products and technologies are not accepted by the physicians who use our products or the payors who reimburse the costs of the procedures performed with our products, we may not be successful and our business would suffer. Moreover, many of our clinical trials have durations of several years and it is possible that competing therapies, such as drug therapies, may be introduced while our products are still undergoing clinical trials. This could reduce the potential demand for our products and negatively impact our business prospects. Additionally, our competitors’ new products and technologies may beat our products to market, may be more effective or less expensive than our products or render our products obsolete.

The marketing of our products requires a significant amount of time and expense and we may not have the resources to successfully market our products, which would adversely affect our business and results of operations.

The marketing of our products requires a significant amount of time and expense in order to identify the physicians who may use our products, invest in training and education, and employ a sales force that is large enough to interact with the targeted physicians. In addition, the marketing of our products requires interaction with many subspecialists who are moving into new practice areas and may require more training and education from our personnel than would be required with physicians who are not expanding their practice areas. We may not have adequate resources to market our products successfully against larger competitors which have more resources than we do. If we cannot market our products successfully, our business and results of operations would be adversely affected.

We face competition from other companies, many of which have substantially greater resources than we do and may be able to more effectively develop, market and sell their products than we can, which could adversely impact our business, net sales and results of operations. Consolidation in the medical technology industry would exacerbate these risks.

The markets in which we compete are highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Although our competitors range from small start-up companies to much larger companies, the markets for most of our products are dominated by a small number of large companies, and we are a much smaller company relative to our primary competitors. Our products compete with other medical devices, including Invatec manufactured products sold in the United States under other brand names, surgical procedures and pharmaceutical products. A number of the companies in the medical technology industry, including manufacturers of peripheral vascular, cardiovascular and neurovascular products, have substantially greater capital resources, larger customer bases, broader product lines, larger sales forces, greater marketing and management resources, larger research and development staffs and larger facilities than ours and have established reputations and relationships with our target customers, as well as worldwide distribution channels that are more effective than ours. Because of the size of the vascular disease market opportunity, competitors and potential competitors have historically dedicated and will continue to dedicate significant resources to aggressively promote their products and develop new and improved products. Our competitors and potential competitors may develop technologies and products that are safer, more effective, easier to use, less expensive or more readily accepted than ours. Their products could make our technology and products obsolete or noncompetitive. None of our customers has long-term purchase agreements with us and may at any time switch to the use of our competitors’ products. Our competitors may also be able to achieve more efficient manufacturing and distribution operations than we can and may offer lower prices than we could offer profitably. We expect that as our products mature, we will be able to produce our products in a more cost effective manner and therefore be able to compete more effectively, but it is possible that we may not achieve such cost reductions. Any of these competitive factors could adversely impact our business, net sales and results of operations. In addition, the industry has recently experienced some consolidation. Consolidation could make the competitive environment even more difficult for smaller companies and exacerbate these risks.

We also compete with other manufacturers of medical devices for clinical sites to conduct human trials. If we are not able to locate clinical sites on a timely or cost-effective basis, this could impede our ability to conduct trials of our products and, therefore, our ability to obtain required regulatory clearance or approval.

We rely on our management information systems for inventory management, distribution and other functions and to maintain our research and development and clinical data. If our information systems fail to adequately perform these functions or if we experience an interruption in their operation, our business and results of operations could be adversely affected.

The efficient operation of our business is dependent on our management information systems. We rely on our management information systems to effectively manage accounting and financial functions; manage order entry, order fulfillment and inventory replenishment processes; and to maintain our research and development and clinical data. The failure of our management information systems to perform as we anticipate could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our management information systems are vulnerable to damage or interruption from:

•                  earthquake, fire, flood and other natural disasters;

•                  terrorist attacks and attacks by computer viruses or hackers; and

•                  power loss or computer systems, Internet, telecommunications or data network failure.

Any such interruption could adversely affect our business and results of operations.

The restrictive covenants in our loan agreement could limit our ability to conduct our business and respond to changing economic and business conditions and may place us at a competitive disadvantage relative to other companies that are subject to fewer restrictions.

Our loan and security agreement with Silicon Valley Bank requires our compliance with a liquidity ratio and minimum tangible net worth level. Our failure to comply with these financial covenants could adversely affect our financial condition. Our loan agreement also contains a number of limitations that limit our ability and the ability of certain of our subsidiaries to, among other things:

•                  transfer all or any part of our business or properties;

•                  permit or suffer a change in control;

•                  merge or consolidate, or acquire all or substantially all of the capital stock or property of another company;

•                  engage in new business;

•                  incur additional indebtedness or liens with respect to any of their properties;

•                  pay dividends or make any other distribution on or purchase of, any of their capital stock;

•                  make investments in other companies; or

•                  engage in related party transactions,

subject in each case to certain exceptions and limitations. These restrictive covenants could limit our ability, and that of certain of our subsidiaries, to obtain future financing, withstand a future downturn in our business or the economy in general or otherwise conduct necessary corporate activities. The financial and restrictive covenants contained in the loan agreement could also adversely affect our ability to respond to changing economic and business conditions and place us at a competitive disadvantage relative to other companies that may be subject to fewer restrictions. Transactions that we may view as important opportunities, such as certain acquisitions, may be subject to the consent of Silicon Valley Bank, which consent may be withheld or granted subject to conditions specified at the time that may affect the attractiveness or viability of the transaction.

We cannot assure you that we will be able to comply with all of these restrictions and covenants at all times, especially the financial covenants. Our ability to comply with these restrictions and covenants depends on the success of our business and our operating results and may also be affected by events beyond our control. A breach of any of the restrictions and covenants in our loan agreement by us or certain of our subsidiaries could lead to an event of default under the terms of the credit agreement, notwithstanding our ability to meet our debt service obligations thereunder. Upon the occurrence of an event of default under our loan agreement, Silicon Valley Bank has available a range of remedies customary in these circumstances, including declaring all such debt, together with accrued and unpaid interest thereon, to be due and payable, foreclosing on the assets securing the loan agreement and/or ceasing to provide additional revolving loans or letters of credit, which could have a material adverse effect on us. Although it is possible we could negotiate a waiver with our lenders of an event of default, such a waiver would likely involve significant costs.

If we become profitable, we cannot assure you that our net operating losses will be available to reduce our tax liability.

Our ability to use, or the amount of, our net operating losses may be limited or reduced. The businesses purchased by us in 2001 and 2002 experienced “ownership changes” within the meaning of Section 382 of the Internal Revenue Code. Generally, a change of more than 50 percentage points in the ownership of a company’s shares, by value, over the three-year period ending on the date the shares were acquired constitutes an ownership change, and these ownership changes limit our ability to use the acquired company’s net operating losses. Furthermore, the number of shares of our common stock issued in our June 2005 initial public offering and in our January 2006 transaction with MTI may be sufficient, taking into account prior or future shifts in our ownership over a three-year period, to cause us to undergo an ownership change.  As a result, our ability to use our existing net operating losses that are not currently subject to limitation to offset U.S. federal taxable income if we become profitable may also become subject to substantial limitations. Further, the amount of our net operating losses could be reduced if any tax deductions taken by us are limited or disallowed by the Internal Revenue Service. All of these limitations could potentially result in increased future tax liability for us.

A substantial portion of our assets consists of goodwill and an impairment in the value of our goodwill would have the effect of decreasing our earnings or increasing our losses.

As of December 31, 2006, goodwill represented $149.1 million, or 42.2%, of our total assets. If we are required to record an impairment charge to earnings relating to goodwill, it will have the effect of decreasing our earnings or increasing our losses. The accounting standards on goodwill and other intangible assets require goodwill to be reviewed at least annually for impairment, and do not permit amortization. In the event that impairment is identified, a charge to earnings will be recorded and our stock price may decline as a result.

Our quarterly operating and financial results may fluctuate in future periods.

Our quarterly operating and financial results may fluctuate from period to period. Some of the factors that influence our quarterly operating results include:

•                  the seasonality of our product sales;

•                  the mix of our products sold;

•                  demand for, and pricing of, our products; and

•                  fluctuations in foreign currency exchange rates.

Many of the products we may seek to develop and introduce in the future will require FDA approval or clearance and meet similar regulatory requirements in other countries where we seek to market our products, without which we cannot begin to commercialize them. Forecasting the timing of sales of our products is difficult due to the delay inherent in seeking FDA and other clearance or approval, or the failure to obtain such clearance or approval. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline significantly.

Risks Related to Our Common Stock and this Offering

One of our principal stockholders and its affiliates are able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

As of March 1, 2007, Warburg Pincus beneficially owned approximately 64.3% of our outstanding common stock and following our proposed offering, in which Warburg Pincus is participating as a selling stockholder, it is expected that it will own 51.75% of our outstanding shares (assuming no exercise of the underwriters’ over-allotment option). This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give our stockholders the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

As a result of Warburg Pincus’ share ownership and representation on our board of directors, Warburg Pincus is able to influence all affairs and actions of our company, including matters requiring stockholder approval, such as the election of directors and approval of significant corporate transactions. The interests of our principal stockholder may differ from the interests of our other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire our company that our other stockholders might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus supports the offer. In addition, if our board of directors supports a transaction requiring an amendment to our certificate of incorporation, Warburg Pincus is currently in a position to defeat any required stockholder approval of the proposed amendment. If our board of directors supports an acquisition of our company by means of a merger or a similar transaction, the vote of Warburg Pincus alone is currently sufficient to approve or block the transaction under Delaware law. In each of these cases and in similar situations, our other stockholders may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of our stockholders.

Certain of our principal stockholders may have conflicts of interests with our other stockholders or our company in the future.

Certain of our principal stockholders, including Warburg Pincus, may make investments in companies and from time to time acquire and hold interests in businesses that compete directly or indirectly with us. These other investments may:

•                  create competing financial demands on our principal stockholders;

•                  create potential conflicts of interest; and

•                  require efforts consistent with applicable law to keep the other businesses separate from our operations.

These principal stockholders may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. Furthermore, these principal stockholders may have an interest in us pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to our stockholders. In addition, these principal stockholders’ rights to vote or dispose of equity interests in us are not subject to restrictions in favor of us other than as may be required by applicable law.

We currently are a “controlled company” within the meaning of the Nasdaq Global Select Market listing requirements and, as a result, are exempt from certain corporate governance requirements. Upon completion of this offering we may no longer be a “controlled company” within the meaning of the Nasdaq Global Select Market listing requirements and we may have difficulties complying with Nasdaq listing requirements relating to the composition of our board of directors.

Because Warburg Pincus controls more than 50% of the voting power of our common stock, we are currently considered to be a “controlled company” for the purposes of the Nasdaq listing requirements. As such, we are permitted, and have elected, to opt out of Nasdaq listing requirements that would otherwise require our board of directors to have a majority of independent directors, our board nominations to be selected, or recommended for the board’s selection either by a nominating committee comprised entirely of independent directors or by a majority of our independent directors and our compensation committee to be comprised entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

At the conclusion of this offering we may no longer be a controlled company within the meaning of the Nasdaq Global Select Market listing requirements and, in accordance with Nasdaq rules, may have to phase in compliance with Nasdaq listing requirements, including the requirement that the board of directors consist of a majority of independent directors. Only three members of the current members of our board of directors qualify as independent directors under Nasdaq rules. If necessary, we intend to comply with Nasdaq listing requirements and are in process of formulating a plan to achieve compliance. We may not be able to attract and retain the number of independent directors needed to comply with Nasdaq listing requirements during the phase-in period for compliance.

We previously identified a material weakness in the internal controls over our ability to produce financial statements free from material misstatements. Our failure to maintain effective internal controls could have a material adverse effect on our business, operating results and financial condition and cause our investors, shareholders, lenders, suppliers and others to lose confidence in the accuracy or completeness of our financial reports.

As previously reported and discussed in Item 4, “Controls and Procedures,” in our Quarterly Report on Form 10-Q for the quarter ended July 2, 2006, our management concluded that as of December 31, 2005 we did not maintain effective controls over the preparation, review and presentation and disclosure of our consolidated statements of cash flows. Specifically, we incorrectly reported an interest payment on demand notes payable as a financing cash out-flow instead of an operating cash out-flow, in accordance with generally accepted accounting principles. This control deficiency resulted in the restatement of our consolidated financial statements for the quarters ended July 3, 2005 and October 2, 2005. Management also determined that this control deficiency constituted a material weakness in our internal control over financial reporting. As a result of measures subsequently implemented by us, we concluded that this material weakness in our internal control over financial reporting had been fully remediated as of July 2, 2006. However, our failure to maintain effective internal controls could have a material adverse effect on our business, operating results and financial condition and cause our investors, shareholders, lenders, suppliers and others to lose confidence in the accuracy or completeness of our financial reports.

Future sales of our common stock in the public market by our significant stockholders or other insiders could lower our share price.

Our current stockholders hold a substantial number of shares of our common stock, which they will be able to sell in the public market now and in the near future. After this offering, 60,674,280 shares of our common stock will be outstanding, based on the number of shares of our common stock outstanding as of March 1, 2007, but excluding shares issuable upon future exercises of options granted under our amended and restated 2005 Incentive Stock Plan and upon future purchases under our Employee Stock Purchase Plan. Substantially all of our outstanding shares will be available for sale in the public market as of the date of this prospectus, subject to certain volume limitations applicable to certain of our stockholders and to our executive officers and directors. In addition, certain of our stockholders, including the selling stockholders, continue to have demand registration rights to cause us to file, at our expense, a registration statement under the Securities Act covering the resales of their shares. These shares will represent approximately 57.08% of our outstanding common stock, or 34,635,784 shares, upon consummation of this offering

(assuming no exercise of the underwriters’ over-allotment option). Sales of a substantial number of shares of our common stock within a short period of time after this offering could cause our stock price to fall.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a merger or acquisition involving our company that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 100 million shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire our company. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board makes it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of our company that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of our company that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Under one such exception, Warburg Pincus does not constitute an “interested stockholder.”

A large percentage of our outstanding common stock is held by insiders, and, as a result, the trading market for our common stock is less liquid and our stock price can be volatile.

After the completion of this offering and assuming no exercise of stock options after March 1, 2007, we will have 60,674,280 shares of common stock outstanding and 51.75% of our shares will be beneficially owned by Warburg Pincus and its affiliates. If the underwriters’ overallotment option is exercised, approximately 49.59% of our outstanding shares will continue to be beneficially owned by Warburg Pincus and its affiliates. Companies like ours, with a minority of all of our outstanding shares held by the public, can be subject to a more volatile stock price. Since our initial public offering in June 2005, the sale prices of our common stock have ranged from a low of $11.81 to a high of $21.54. After this offering, our stock price, and therefore your investment in our company, may be volatile. Fluctuations in the price of our common stock can be impacted by a number of factors, such as:

•                  the introduction of new products or product enhancements by us or our competitors;

•                  disputes or other developments with respect to intellectual property rights;

•                  strategic actions by us or our competitors, such as acquisitions or restructurings;

•                  the public’s reactions to our press releases and other public announcements and our filings with the SEC;

•                  our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

•                  loss of any of our key management personnel;

•                  product liability claims or other litigation;

•                  sales of our common stock by us, our significant shareholders, executive officers or directors;

•                  new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•                  changes in our growth rates or our competitors’ growth rates;

•                  public concern as to the safety or efficacy of our products;

•                  changes in our stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally;

•                  changes in expectations or future performance; and

•                  changes in health care policy in the United States and internationally, including changes in the availability of third-party reimbursement.

A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock.

Future sales of our common stock in the public market by our significant stockholders or other insiders could lower our share price.

Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and could materially impair our future ability to raise capital through offerings of our common stock. Our directors, executive officers, Warburg Pincus and The Vertical Group will own approximately 58.57% of our outstanding common stock, or 36,158,996 shares, upon completion of this offering (assuming no exercise of the underwriters’ over-allotment option). On the day that is 90 days after completion of this offering (which may in certain cases be extended), lockup agreements entered into by these persons will expire. They will be able to sell these shares under Rule 144 of the Securities Act, subject to restrictions in the case of shares held by persons deemed to be our affiliates.

In addition, upon consummation of this offering, certain of our stockholders, including the selling stockholders, will have demand registration rights to cause us to file, at our expense, a registration statement under the Securities Act covering the resales of their shares. These shares will represent approximately 57.08% of our outstanding common stock, or 34,635,784 shares, upon consummation of this offering.

If these stockholders were to exercise their registration rights and subsequently sell their shares of our common stock, or if there was a perception that this might occur, the market price of our common stock could decline.

This offering will cause immediate and substantial dilution in pro forma net tangible book value.

The offering price of our common stock is substantially higher than what the pro forma net tangible book value per share of our outstanding common stock will be after giving effect to this offering. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $16.34 in the pro forma net tangible book value per share of common.

We will also have a significant number of outstanding options to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options are exercised, you will experience further dilution. Upon consummation of this offering, there will be options to purchase 5,883,833 shares of our common stock outstanding.

We have broad discretion in how we use our net proceeds from this offering, and we may not use these proceeds in a manner desired by our public stockholders.

We do not currently have a specific plan with respect to the use of our net proceeds from this offering, and we have not committed these proceeds to any particular purpose. Accordingly, our management will have broad discretion with respect to the use of this portion of our net proceeds and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend these proceeds in ways which our public stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to influence the manner in which our net proceeds of the offering are used. We also may use a portion of these proceeds to acquire complementary businesses, but currently do not have any specific acquisition plans. Any investment may not yield a favorable return. Our financial performance may differ from our current expectations or our business needs may change as our business evolves. As a result, a substantial portion of the proceeds we receive in the offering may be used in a manner significantly different from our current expectations.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain all of our earnings for the foreseeable future to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

SPECIAL NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including, but not limited to, statements regarding our future financial position, business strategy and plans and objectives of management for future operations. When used in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed above and under the heading “Risk Factors” and those discussed in other documents we file with the Securities and Exchange Commission which are incorporated by reference in this prospectus. The following discussion should be read in conjunction with our Annual Report on Form 10-K and our quarterly reports on Form 10-Q, and the consolidated financial statements and notes thereto included in these reports, which are incorporated by reference in this prospectus. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and in the documents incorporated in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 2,500,000 shares of common stock that we are selling in this offering will be approximately $43.5 million. This calculation is based upon the offering price of $19.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

We expect to use the net proceeds of this offering for working capital and general corporate purposes, including acquiring or investing in businesses or technologies that complement our current product offering. We currently have no agreements or commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any such transactions. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering.

Pending these uses, we will invest the net proceeds of the offering in investment-grade, interest-bearing marketable securities.

The selling stockholders will receive aggregate net proceeds from their sale of shares of approximately $113.4 million after deducting underwriting discounts and commissions and before estimated offering expenses (excluding the underwriters’ over-allotment option). We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares, including any shares sold pursuant to the underwriters’ over-allotment option.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed for trading on the Nasdaq Global Select Market under the symbol “EVVV.”  Our common stock has traded on that market, which was formerly known as the NASDAQ National Market, since the date of our initial public offering on June 16, 2005.

The following table sets forth, in dollars and cents (in lieu of fractions), the high and low daily sales prices for our common stock, as reported by the Nasdaq Global Select Market, for the periods indicated below. These prices do not include retail markups, markdowns or commissions.

2006	High	Low
First Quarter	$17.98	$13.83
Second Quarter	$18.00	$12.51
Third Quarter	$17.82	$14.29
Fourth Quarter	$19.05	$16.39

2005	High	Low
Second Quarter (beginning June 16, 2005)	$14.82	$13.25
Third Quarter	$21.17	$12.30
Fourth Quarter	$20.93	$11.81

On April 19, 2007, the last reported sale price for our common stock on the Nasdaq Global Select Market was $19.98 per share. We estimate that there were approximately 65 holders of record of our common stock as of April 19, 2007.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and finance the growth and development of our business and do not intend to pay cash dividends on our common stock in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, short-term investments and capitalization as of December 31, 2006, as follows:

•                  On an actual basis.

•                  On an as adjusted basis to give effect to the sale of 2,500,000 shares of our common stock by us at the offering price of $19.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and our consolidated financial statements and related notes, which are incorporated by reference in this prospectus.

	As of December 31, 2006
	Actual	As Adjusted
		(unaudited)
	(in thousands)
Cash, cash equivalents and short-term investments	$38,753	$82,266
Long-term liabilities	5,825	5,825
Stockholders’ Equity:
Common stock, $0.01 par value, 100,000,000 shares authorized, 57,594,742 shares issued and outstanding as of December 31, 2006, 60,094,742 shares issued and outstanding as adjusted	576	601
Additional paid-in capital	919,221	962,709
Accumulated deficit	(614,578)	(614,578)
Accumulated other comprehensive income	15	15
Total stockholders’ equity	305,234	348,747
Total capitalization	$311,059	$354,572

The table above excludes the following shares:

•                  5,883,833 shares of our common stock issuable upon the exercise of options to purchase our common stock outstanding as of March 1, 2007, at a weighted average exercise price of $13.23 per share;

•                  1,797,486 shares of our common stock reserved for future issuance under our amended and restated 2005 Incentive Stock Plan as of March 1, 2007; and

•                  750,000 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan as of March 1, 2007.

DILUTION

Our net tangible book value as of December 31, 2006 was approximately $116.2 million, or approximately $2.02 per share of our common stock. Net tangible book value per share is equal to the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of our common stock outstanding at December 31, 2006. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

After giving effect to our sale of 2,500,000 shares offered in this offering at the public offering price of $19.00 per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of December 31, 2006 would have been approximately $159.7 million, or approximately $2.66 per share. This represents an immediate increase in net tangible book value of $0.64 per share to our existing stockholders, and an immediate dilution in net tangible book value of $16.34 per share to new investors. The following table illustrates this per share dilution:

Public offering price per share		$19.00
Net tangible book value per share as of December 31, 2006	$2.02
Increase in net tangible book value per share attributable to new investors	0.64
Pro forma net tangible book value per share after this offering		2.66
Dilution per share to new investors		$16.34

The preceding discussion and table above assume no exercise of options outstanding as of March 1, 2007 to purchase 5,883,833 shares of our common stock, having a weighted average exercise price of $13.23 per share. Because the exercise prices of the majority of outstanding options are significantly below the public offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options and warrants are exercised.

Management’s discussion and ANalysis of
financial condition and results of operations

This Management’s Discussion and Analysis provides material historical and prospective disclosures intended to enable you to assess our financial condition and results of operations. Statements in the discussion below that are not historical are forward-looking and involve risks and uncertainties discussed under the headings “Forward-Looking Statements” and “Risk Factors” in this prospectus. You should read the following discussion of our results of operations and financial condition in conjunction with our consolidated financial statements and the related notes thereto included in our 2006 Annual Report on Form 10-K, which are incorporated by reference into this prospectus.

Overview

We are a leading global medical device company focused on catheter-based technologies for the endovascular treatment of vascular diseases and disorders. Our name signifies our commitment to, and engagement in, the peripheral vascular, neurovascular and cardiovascular markets and the physician specialties that serve them. Our broad product portfolio is focused on applications that we estimate represent an addressable worldwide endovascular market opportunity of approximately $3.2 billion in 2005 and up to $7.0 billion by the end of 2010. We sell over 100 products consisting of over 1,000 SKUs in more than 60 countries through a direct sales force in the United States, Canada, Europe and other countries and distributors in selected other international markets. From 2000 to 2002, our investor group acquired certain of the assets in our cardio peripheral division to build the foundation of our current peripheral and cardiovascular product portfolios. During this period, our investor group also purchased certain neurovascular assets to expand our neurovascular product portfolio and, through a series of investments, obtained a controlling investment in Micro Therapeutics, Inc., or MTI. Prior to 2006, MTI was our majority owned subsidiary, with the remaining shares being publicly held. In January 2006, we acquired the remaining shares of MTI’s common stock not owned by us, as a result of which MTI became our wholly owned subsidiary. We have dedicated significant capital and management effort to advance our acquired technologies and broaden our product lines in order to execute our strategies.

We believe the overall market for endovascular devices will grow as the demand for minimally invasive treatment of vascular diseases and disorders continues to increase. We intend to capitalize on this market opportunity by the continued introduction of new products. We expect to originate these new products primarily through our internal research and development and clinical efforts, but we may supplement them with acquisitions or other external collaborations. Additionally, our growth has been, and will continue to be, impacted by our expansion into new geographic markets and the expansion of our direct sales organization in existing geographic markets.

We were formed on January 28, 2005 as a subsidiary of ev3 LLC. Immediately prior to the consummation of our initial public offering on June 21, 2005, ev3 LLC was merged with and into us and we completed a one-for-six reverse stock split of our outstanding common stock. For additional information regarding our formation and the related transactions, see Note 1 to our consolidated financial statements, which are incorporated by reference into this prospectus. All share and per share amounts for all periods presented in this prospectus reflect the reverse stock split of our common stock.

We report and manage our operations in two reportable business segments based on similarities in the products sold, customer base and distribution system. Our cardio peripheral segment contains products that are used in both peripheral vascular and cardiovascular procedures by radiologists, vascular surgeons and cardiologists. Our neurovascular segment contains products that are used primarily by neuroradiologists and neuro surgeons. Our sales activities and operations are aligned closely with our business segments. We generally have dedicated cardio peripheral sales teams in the United States and Europe that target customers who often perform procedures in both anatomic areas (cardiovascular and peripheral vascular). We generally have separate, dedicated neurovascular sales teams in the United States and Europe that are specifically focused on our neurovascular business customer base.

We have corporate infrastructure and direct sales capabilities in the United States, Canada, Europe and other countries and have established distribution relationships in selected other international markets. Beginning October 1, 2006, we established a distribution arrangement with Medtronic International Trading Inc. - Japan Branch, a subsidiary of Medtronic, Inc., pursuant to which Medtronic distributes all of our products in Japan. As a result of this new arrangement, we ceased our direct sales operations in Japan. Our corporate headquarters and our manufacturing, research and development, and U.S. sales operations for our peripheral vascular and cardiovascular product lines are located in Plymouth, Minnesota. Our manufacturing, research and development, and U.S. sales operations for our neurovascular product lines are located in Irvine, California. Outside of the United States, our primary office is in Paris, France. Approximately 40.1% and 46.3% of our net sales during 2006 and 2005, respectively, were generated outside of the United States, as a result of which we are sensitive to risks related to fluctuation in exchange rates and other risks associated with international operations, which could affect our business results. Changes in foreign currency exchange rates had a positive impact of approximately $443 thousand on our 2006 net sales as compared to our 2005 net sales.

Since our inception, we have focused on building our U.S. and international direct sales and marketing infrastructure that includes a worldwide sales force of approximately 248 sales professionals as of December 31, 2006 in the United States, Canada and Europe. Our direct sales representatives accounted for approximately 87% of our net sales during 2006 and 2005, with the balance generated by independent distributors. In order to drive sales growth, we have invested heavily throughout our history in new product development, clinical trials to obtain regulatory approvals and the expansion of our global distribution system. As a result, our cumulative costs and expenses have significantly exceeded our net sales, resulting in an accumulated deficit of $614.6 million at December 31, 2006. Consequently, we have financed our operations through debt and equity offerings. We expect to continue to generate operating losses for at least the next 9 months.

Our cash, cash equivalents and short-term investments available to fund our current operations were $38.8 million at December 31, 2006. We completed an initial public offering of our common stock on June 21, 2005 in which we sold 11,765,000 shares of our common stock at $14.00 per share, resulting in net proceeds to us of approximately $152.7 million, after deducting underwriting discounts, commissions and offering expenses. We used $36.5 million of these net proceeds to repay a portion of the accrued and unpaid interest on certain demand notes held by Warburg, Pincus Equity Partners, L.P. and certain of its affiliates, which we refer to collectively as Warburg Pincus, and The Vertical Group, L.P. and certain of its affiliates, which we refer to collectively as The Vertical Group. In addition, on July 20, 2005, we sold 205,800 shares of common stock pursuant to an over-allotment option granted to the underwriters which resulted in net proceeds to us of $2.2 million, after deducting underwriting discounts, commissions and offering expenses. We invested the remaining portion of the net proceeds in short-term, investment-grade, interest bearing securities. We have used these funds for general corporate purposes since our initial public offering, and expect to continue to do so. We expect our cash balances to decrease as we continue to use cash to fund our operations, until the fourth quarter of 2007 at which time we expect to generate a positive cash flow.

On June 28, 2006, our operating subsidiaries, ev3 Endovascular, Inc., ev3 International, Inc. and ev3 Neurovascular, entered into a Loan and Security Agreement with Silicon Valley Bank, consisting of a two-year $30.0 million revolving line of credit and a 48-month $7.5 million equipment financing line. As of December 31, 2006, we had $7.5 million in outstanding borrowings under the equipment line and no outstanding borrowings under the revolving line of credit; however, we had approximately $1.0 million of outstanding letters of credit issued by SVB, which reduces the amount available under our revolving line of credit to approximately $29.0 million.

We believe our cash, cash equivalents, short-term investments and funds available under our revolving line of credit will be sufficient to meet our liquidity requirements through at least the next twelve months.

Sales and Expense Components

The following is a description of the primary components of our net sales and expenses:

Net sales.   We derive our net sales from the sale of endovascular devices in two primary business segments: cardio peripheral and neurovascular devices. Most of our sales are generated by our global, direct sales force and are shipped and billed to hospitals or clinics throughout the world. In countries where we do not have a direct sales force, sales are generated by shipments to distributors who, in turn, sell to hospitals and clinics. In cases where our products are held in consignment at a customer’s location, we generate sales at the time the product is used in surgery and we are notified by the hospital, rather than at shipment. We charge our customers for shipping and record shipping income as part of net sales.

Cost of goods sold.   We manufacture a substantial majority of the products that we sell. Our cost of goods sold consists primarily of direct labor, allocated manufacturing overhead, raw materials, components and royalties and excludes amortization of intangible assets, which is presented as a separate component of operating expenses.

Sales, general and administrative expenses.   Our selling and marketing expenses consist primarily of sales commissions and support costs for our global, direct distribution system and consulting expenses associated with our medical advisors, marketing costs and freight expense that we pay to ship products to customers. General and administrative expenses consist primarily of salaries and benefits, compliance systems, accounting, finance, legal, information technology, human resources and facility costs, including any costs related to closing facilities.

Research and development.   Research and development expense includes costs associated with the design, development, testing, deployment, enhancement and regulatory approval of our products. It also includes costs associated with design and execution of clinical trials and regulatory submissions.

Amortization of intangible assets.   Intangible assets, such as purchased completed technology, distribution channels, intellectual property, including trademarks and patents, are amortized over their estimated useful lives. Intangible assets are amortized over periods ranging from 5 to 10 years.

(Gain) loss on sale of assets, net. (Gain) loss on sale of assets, net, includes the difference between the proceeds received from the sale of an operating asset and its carrying value.

Acquired in-process research and development.   Acquired in-process research and development is related to value assigned to those projects acquired in business combinations or in the acquisition of assets for which the related products have not received regulatory approval and have no alternative future use.

Gain on sale or disposal of investments, net.   Gain on sale or disposal of investments, net, includes the difference between the proceeds received from the sale of an investment and its carrying value. In addition, this caption includes losses from other than temporary declines in investments accounted for on a cost basis.

Interest (income) expense, net.   Interest (income) expense, net, consists primarily of interest associated with loans from Silicon Valley Bank and, prior to our initial public offering, from our principal investors, Warburg Pincus and The Vertical Group. Interest income results from interest earned on investments in investment-grade, interest-bearing securities and money market accounts.

Minority interest in loss of subsidiary.   Minority interest in loss of subsidiary is the portion of MTI net losses allocated to minority stockholders.

Other (income) expense, net.   Other (income) expense, net primarily includes foreign exchange (gains) losses net of certain other expenses.

Income tax expense.   Income tax expense is generated in certain of our European subsidiaries. Due to our history of operating losses, we have not recorded tax benefits for U.S. income taxes through 2006.

Accretion of preferred membership units to redemption value.   Accretion of preferred membership units to redemption value represents the increase in carrying value of preferred membership units of ev3 LLC prior to ev3 LLC’s merger with and into us on June 21, 2005. The increase in carrying value was based on the rights to which the preferred membership units were entitled related to a liquidation, dissolution or winding up of ev3 LLC. Accretion was recorded as a reduction to members’ equity and increased the loss attributable to common unit holders. Accretion was discontinued upon conversion of the preferred units to common equity at the time of our initial public offering on June 21, 2005.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands), and the changes between the specified periods expressed as percent increases or decreases:

	For the Year Ended			For the Year Ended
	December 31,		Percent	December 31,		Percent
Results of Operations:	2006	2005	Change	2005	2004	Change
Net sales	$202,438	$133,696	51.4%	$133,696	$86,334	54.9%
Operating expenses:
Cost of goods sold	71,321	55,094	29.5%	55,094	39,862	38.2%
Sales, general and administrative	141,779	130,427	8.7%	130,427	103,031	26.6%
Research and development	26,725	39,280	(32.0)%	39,280	38,917	0.9%
Amortization of intangible assets	17,223	10,673	61.4%	10,673	9,863	8.2%
(Gain) loss on sale of assets, net	162	200	NM	200	(14,364)	NM
Acquired in-process research and development	1,786	868	NM	868	—	NM
Total operating expenses	258,996	236,542	9.5%	236,542	177,309	33.4%
Loss from operations	(56,558)	(102,846)	(45.0)%	(102,846)	(90,975)	13.0%
Other (income) expense:
Gain on sale of investments, net	(1,063)	(4,611)	(76.9)%	(4,611)	(1,728)	166.8%
Interest (income) expense, net	(1,695)	9,916	NM	9,916	25,428	(61.0)%
Minority interest in loss of subsidiary	—	(2,013)	NM	(2,013)	(13,846)	NM
Other (income) expense, net	(2,117)	3,360	NM	3,360	(1,752)	NM
Loss before income taxes	(51,683)	(109,498)	(52.8)%	(109,498)	(99,077)	10.5%
Income tax expense	688	526	30.8%	526	196	168.4%
Net loss	(52,371)	(110,024)	(52.4)%	(110,024)	(99,273)	10.8%
Accretion of preferred membership units to redemption value(1)	—	12,061	NM	12,061	23,826	NM
Net loss attributable to common share/unit holders	$(52,371)	$(122,085)	(57.1)%	$(122,085)	$(123,099)	(0.8)%

(1)                 The accretion of preferred membership units to redemption value presented above is based on the rights to which the Class A and Class B preferred membership unit holders of ev3 LLC were entitled related to a liquidation, dissolution or winding up of ev3 LLC. Notwithstanding this accretion right, in connection with the merger of ev3 LLC with and into us, each membership unit representing a preferred equity interest in ev3 LLC was converted into one share of our common stock and did not receive any additional rights with respect to the liquidation preference. Accretion was discontinued upon conversion of the preferred units to common equity at the time of our initial public offering on June 21, 2005.

The following tables set forth, for the periods indicated, our net sales by segment and geography expressed as dollar amounts (in thousands) and the changes in net sales between the specified periods expressed as percentages:

	For the Year			For the Year
	Ended			Ended
	December 31,		Percent	December 31,		Percent
Net Sales By Segment	2006	2005	Change	2005	2004	Change
Cardio Peripheral:
Stents	$64,092	$37,871	69.2%	$37,871	$20,484	84.9%
Thrombectomy and embolic protection	21,606	12,869	67.9%	12,869	9,119	41.1%
Procedural support and other	35,406	29,141	21.5%	29,141	23,339	24.9%
Total Cardio Peripheral	$121,104	$79,881	51.6%	$79,881	$52,942	50.9%
Neurovascular:
Embolic Products	$38,998	$22,463	73.6%	$22,463	$12,583	78.5%
Neuro access and delivery products	42,336	31,352	35.3%	31,352	20,809	50.7%
Total Neurovascular	$81,334	$53,815	51.1%	$53,815	$33,392	61.2%
Total net sales	$202,438	$133,696	51.4%	$133,696	$86,334	54.9%

	For the Year			For the Year
	Ended			Ended
	December 31,		Percent	December 31,		Percent
Net Sales By Geography	2006	2005	Change	2005	2004	Change
United States	$121,180	$71,848	68.7%	$71,848	$42,791	67.9%
International
Before foreign exchange impact	80,815	61,848	30.7%	62,051	43,543	42.5%
Foreign exchange impact	443	—	—	(203)	—	—
Total	81,258	61,848	31.4%	61,848	43,543	42.0%
Total	$202,438	$133,696	51.4%	$133,696	$86,334	54.9%

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

Net sales.   Net sales increased 51.4% to $202.4 million in 2006 compared to $133.7 million in 2005, primarily as a result of new product introductions and the market penetration of products introduced in the past 24 months.

Net sales of cardio peripheral products.   Net sales of cardio peripheral products increased 51.6% to $121.1 million in 2006 compared to $79.9 million in 2005. Key new product launches that contributed to the sales increase for the year ended December 31, 2006 included the Protégé EverFlex stents, and the SpideRX embolic protection device, both of which were approved by the U.S. FDA during the first quarter of 2006. This sales growth was also driven by increased market penetration of our Protégé family of self expanding stents and sales of our PTA balloon catheters in the United States. Net sales in our stent product line increased 69.2% to $64.1 million in 2006 compared to $37.9 million in 2005. This increase is attributable to increased market penetration of EverFlex, Protégé GPS, Primus and ParaMount Mini families of stents, partially offset by sales declines in older generation products. Net sales of our thrombectomy and embolic protection devices increased 67.9% to $21.6 million in 2006 largely due to the introduction of the SpideRX in the U.S. and continued market penetration internationally, partially offset by sales declines in older generation products. Net sales of our procedural support and other products increased 21.5% to $35.4 million in 2006 compared to 2005, largely due to increased market penetration of PTA balloon catheters in the United States. We believe that our stent and embolic protection sales will continue to lead the growth in our cardio peripheral segment. We expect our cardio peripheral net sales to increase in 2007 as a result of market growth, further market penetration by products launched during 2005 and 2006, as well as the introduction of new products during 2007.

Net sales of neurovascular products.   Net sales of our neurovascular products increased 51.1% to $81.3 million in 2006 compared to $53.8 million in 2005, primarily as a result of increased market penetration of the Onyx Liquid Embolic System and Nexus coils, as well as continued penetration by our microcatheters and occlusion balloon systems. Sales of our embolic products increased 73.6% to $39.0 million in 2006 compared to 2005 primarily due increased market penetration of the Onyx liquid embolics for the treatment of brain AVMs since its United States launch in July 2005, volume increases in the Onyx liquid embolics internationally and volume increases in the Nexus family of embolic coils.  Sales of our neuro access and delivery products increased 35.0% to $42.3 million in 2006 compared to 2005 largely as a result of volume increases across multiple product lines, including the Echelon microcatheters and the HyperForm and HyperGlide occlusion balloon systems. We expect our neurovascular sales to increase in 2007 due to market growth, additional market penetration by products launched during 2005 and 2006, and the introduction of new products during 2007.

Net sales by geography.   Net sales in the United States increased 68.7% to $121.2 million in 2006 compared to $71.8 million in 2005. International sales increased 31.4% to $81.2 million in 2006 compared to $61.8 million in 2005 and represented 40.1% of company-wide sales in 2006 compared to 46.3% in 2005. International sales include a favorable currency impact of approximately $443 thousand compared to 2005, principally resulting from the performance of the Euro against the U.S. dollar. Our direct sales force operations in Europe produced net sales of $48.4 million which represented 60.5% of the total international net sales growth, with the remainder coming from our distribution operations in the Asia Pacific, Canada, Latin America and Middle East markets. The sales growth in our international markets was primarily a result of new product introductions and increased product penetration.

Cost of goods sold.   As a percentage of net sales, cost of goods sold decreased to 35.2% of net sales in the year ended December 31, 2006 compared to 41.2% in the year ended December 31, 2005. This decrease was primarily attributable to our continued growth in sales volume, ongoing investments in in-house manufacturing capabilities and cost savings achieved related to facility consolidation and our implementation and use of lean manufacturing concepts. In our cardio peripheral segment, cost of goods sold as a percentage of net sales decreased to 43.1% in year ended December 31, 2006 compared to 48.3% in the year ended December 31, 2005 primarily attributable to on-going investments in in-house manufacturing capabilities, facility consolidation and increased sales volume. In our neurovascular segment, cost of goods sold as a percentage of net sales decreased to 23.5% in year ended December 31, 2006 compared to 30.7% in the year ended December 31, 2005 due in part to the consolidation of our neurovascular manufacturing operations into our Irvine, California facility during the second quarter of 2005. Our increased production volumes and on-going cost savings programs also contributed to the decrease. We expect cost of goods sold as a percentage of net sales to continue to decline during 2007 due to higher volume in our manufacturing facilities and efficiency improvements from manufacturing initiatives, offset in part by royalty payments required under the license agreement with Medtronic and anticipated conversion costs associated with new product launches occurring during 2007.

Sales, general and administrative expense.   Sales, general and administrative expenses increased 8.7% to $141.8 million in 2006 compared to $130.4 million in 2005. The increase was due to a $2.7 million increase in non-cash stock-based compensation costs, increased International distribution costs of $1.1 million related to rent and freight costs, increases in general staffing levels and higher selling expenses related to the expansion of our neurovascular sales force. New product introductions also contributed to the increase in the year ended December 31, 2006. Although these expenses increased in absolute dollars, as a percentage of net sales, sales, general and administrative expenses decreased to 70.0% in 2006 compared to 97.6% of net sales in 2005. We expect sales, general and administrative expenses to increase in total when compared to 2006 but continue to decline as a percentage of net sales as we believe that our current infrastructure can support a higher level of sales.

Research and development.   As a percentage of net sales, research and development expense decreased to 13.2% for the year ended December 31, 2006 compared to 29.4% in 2005. This reduction was due to the increase in net sales combined with a decrease in clinical study expenses related to the completion of certain clinical trials in 2005. The decrease in clinical costs was partially offset by increased spending on certain internal development efforts. We expect research and development spending to increase in 2007 as we have multiple clinical trials planned for 2007.

Amortization of intangible assets.   Amortization of intangible assets increased 61.4% to $17.2 million in 2006 compared to $10.7 million in 2005. This increase was primarily a result of additional amortizable intangible assets recorded as part of our acquisition of the remaining outstanding shares of MTI in January 2006. We expect the amortization of intangibles assets in 2007 to remain consistent with 2006 levels.

Acquired in-process research and development.   During 2006, we incurred a charge of $1.8 million for acquired in-process research and development as a result of our acquisition of the outstanding shares of MTI that we did not already own. During 2005, we incurred a charge of $868 thousand for acquired in-process research and development as a result of The Vertical Group’s contribution to ev3 LLC of shares of MTI. This contribution was accounted for under the purchase method of accounting based upon the proportionate ownership contributed to ev3 LLC. For additional discussion of this amount, see Note 4 to our consolidated financial statements, which are incorporated by reference into this prospectus.

Gain on sale of investments, net.   Gain on sale of investments, net was $1.1 million in 2006 compared to $4.6 million in 2005. In 2006, we received a final $910 thousand milestone payment related to the 2002 sale of our investment in Enteric Medical Technologies, Inc. and a $153 thousand milestone payment related to the 2005 sale of Genyx Medical, Inc. In 2005, we received a $3.7 million milestone payment related to the sale of our investment in Genyx Medical, Inc. and received a $878 thousand milestone payment related to our 2002 sale of our investment in Enteric Medical Technologies, Inc.

Interest (income) expense, net.   Interest (income) expense net is comprised of the following:

	2006	2005
Interest income	$(2,469)	$(2,475)
Interest expense	774	12,391
Interest (income) / expense	$(1,695)	$9,916

.

Net interest income was $1.7 million in the year ended December 31, 2006 compared to net interest expense of $9.9 million in 2005. A portion of the net proceeds from our initial public offering in June 2005 were invested in short-term, investment grade, interest-bearing securities contributing interest income of $2.5 million during the full year 2006. We also used a portion of the net proceeds to reduce our financing balance to zero resulting in a reduction of interest expense.

Other (income) expense, net.   Other (income) expense, net was income of $2.1 million in 2006 compared to expense of $3.4 million in 2005. This change was primarily related to improvements in foreign exchange gains (losses) in 2006 compared to 2005.

Income tax expense.   We incurred a modest income tax expense in 2006 related to certain of our European sales offices. We recorded no provision for U.S. income taxes in 2006 or in 2005 due to our history of operating losses.

Accretion of preferred membership units to redemption value.   Accretion of preferred membership units to redemption value was recorded up to the date of our initial public offering in June 2005, at which time all preferred units were converted into common shares.

Comparison of the Year Ended December 31, 2005 to the Year Ended December 31, 2004

Net sales.   Net sales increased 54.9% to $133.7 million in 2005 compared to $86.3 million in 2004, primarily as a result of new product introductions and the expansion of our distribution system during 2005. Our U.S. direct sales force was increased from 56 persons at the beginning of 2004 to 94 persons at the beginning of 2005, with most of the growth occurring in the fourth quarter of 2004. Our U.S. direct sales force was increased further to 99 persons at the end of 2005. The U.S. sales force expansion was primarily to support new product introductions that began in late 2004 and continued in 2005.

Net sales of cardio peripheral products.   Net sales of cardio peripheral products increased 50.9% to $79.9 million in 2005 compared to $52.9 million in 2004. This sales growth was primarily the result of new product introductions and the expansion of our U.S. sales force as described above, partially offset by sales declines in older generation products. Key new product launches that contributed to the sales increase for the year ended December 31, 2005 included the Protégé stents, Primus stents, PTA balloon catheters, SpideRX embolic protection system, the X-Sizer thrombectomy catheter, the Diver C.E. aspiration catheter and ParaMount Mini stents. Net sales in our stent product line increased 84.9% to $37.9 million in 2005 compared to $20.5 million in 2004. This increase is attributable to the introduction of the Protégé, Primus and ParaMount Mini families of stents into the U.S. and international markets during the previous 15 months, partially offset by sales declines in older generation products. Net sales of our thrombectomy and embolic protection devices increased 41.1% to $12.9 million in 2005 largely due to the introduction of the SpideRX internationally and the introduction of the X-Sizer in the United States in late 2004, partially offset by sales declines in older generation products. Net sales of our procedural support and other products increased 24.9% to $29.1 million in 2005 compared to 2004, largely due to the introduction of PTA balloon catheters in early 2005. We believe that our stent sales will continue to lead the growth in our cardio peripheral segment.

Net sales of neurovascular products.   Net sales of our neurovascular products increased 61.2% to $53.8 million in 2005 compared to $33.4 million in 2004, primarily as a result of volume increases in the NXT family of embolic coils and continued penetration by our microcatheters and occlusion balloon systems. Also contributing are the FDA approval and United States launch of the Onyx liquid embolic system for the treatment of brain AVMs in July 2005 and volume increases in the Onyx liquid embolics internationally. Sales of our neuro access and delivery products increased 50.7% to $31.3 million in 2005 compared to 2004 largely as a result of volume increases across multiple product lines, including the Echelon microcatheters, the Marathon microcatheter, and the Hyper Form and HyperGlide occlusion balloon systems. Sales of our embolic products increased 78.5% to $22.5 million in 2005 compared to 2004 primarily due to the July 2005 U.S. launch of the Onyx liquid embolics for the treatment of brain AVMs, volume increases in the Onyx liquid embolics internationally and volume increases in the NXT family of embolic coils.

Net sales by geography.   Net sales in the United States increased 67.9% to $71.8 million in 2005 compared to $42.8 million in 2004. International sales increased 42.0% to $61.8 million in 2005 compared to $43.5 million in 2004 and represented 46.3% of company-wide sales in 2005 compared to 50.4% in 2004. International sales includes an unfavorable currency impact of approximately $203 thousand compared to 2004, principally resulting from the performance of the Euro against the U.S. dollar. Our direct sales force operations in Europe produced net sales of  $38.2 million which represented 51.1% of the total international net sales growth, with the remainder coming from our distribution operations in the Asia

Pacific market and our direct sales force operations in Japan. The sales growth in our international markets was primarily a result of new product introductions and increased penetration.

Cost of goods sold.   Cost of goods sold increased 38.2% to $55.1 million in 2005 compared to $39.9 million in 2004 primarily as a result increased sales, as discussed above. As a percentage of net sales, cost of goods sold decreased to 41.2% of net sales in 2005 compared to 46.2% of net sales in 2004. This decrease was primarily attributable to better leveraging of fixed costs relating to increased sales and production volumes and moving the manufacturing of certain stent products in-house. In our cardio peripheral segment, cost of goods sold as a percentage of net sales increased slightly to 48.3% in 2005 compared to 48.1% in 2004 and in our neurovascular segment, cost of goods sold as a percentage of net sales decreased to 30.7% in 2005 compared to 43.1% in 2004.

Sales, general and administrative expense.   Sales, general and administrative expenses increased 26.6% to $130.4 million in 2005 compared to $103.0 million in 2004. This increase was due to a $21.7 million increase in selling expenses primarily related to the increase in the U.S. direct sales force described above and an increase in expenses related to expanding our international sales presence, a $3.9 million increase in general and administrative expenses, a $1.7 million increase in finance department costs related to our initial public offering, incurring $1.9 million in costs relating to our acquisition of the shares of common stock of MTI that we did not own, a $1.9 million increase in marketing and distribution expenses. These increases were partially offset by a $1.0 million reduction in legal expenses and a $2.5 million reduction in restructuring expenses in our neurovascular segment.

Research and development.   Research and development expense increased 0.9% to $39.3 million in 2005 compared to $38.9 million in 2004. This increase was primarily due to a $4.7 million increase in product development expenses, partially offset by a $3.8 million reduction in clinical expenses related to the completion of certain clinical trials and other reductions in regulatory expenses in our cardio peripheral segment. Research and development expenses, as a percentage of net sales, decreased to 29.4% for 2005 from 45.1% in 2004.

Amortization of intangible assets.   Amortization of intangible assets increased 8.2% to $10.7 million in 2005 compared to $9.9 million in 2004. This increase was primarily a result of additional amortizable intangible assets related to The Vertical Group’s May 26, 2005 contribution to ev3 LLC of shares of MTI. This contribution was accounted for under the purchase method of accounting based upon the proportionate ownership contributed to ev3 LLC and resulted in an increase in amoritzable intangible assets of $3.4 million.

(Gain) loss on sale or disposal of assets, net.   We incurred a loss on sale or disposal of assets of $200 thousand in 2005. In 2004, our net gain on sale of assets resulted from a gain of $14.4 million recognized on the sale of intellectual property originally obtained in our acquisition of MitraLife during 2002.

Acquired in-process research and development.   During 2005, we incurred a charge of $868 thousand for acquired in-process research and development as a result of The Vertical Group’s contribution to ev3 LLC of shares of MTI. This contribution was accounted for under the purchase method of accounting based upon the proportionate ownership contributed to ev3 LLC. For a discussion of this amount, see Note 4 to our consolidated financial statements, which are incorporated by reference into this prospectus. We did not incur charges for acquired in-process research and development expense during 2004.

Gain on sale of investments, net.   Gain on sale of investments, net was $4.6 million in 2005 compared to $1.7 million in 2004. In 2005, we received a $3.7 million milestone payment related to the sale of our investment in Genyx Medical, Inc. and received a $878 thousand milestone payment related to our 2002 sale of our investment in Enteric Medical Technologies, Inc. In 2004, we received a $1.7 million milestone payment relating to our 2002 sale of our investment in Enteric Medical Technologies, Inc.

Interest (income) expense, net.   Interest (income) expense, net is comprised of the following:

	2005	2004
Interest income	$(2,475)	$(388)
Interest expense	12,391	25,816
Interest (income) / expense	$9,916	$25,428

Interest (income) expense, net decreased $15.5 million or 61.0% to $9.9 million in 2005 compared to $25.4 million in 2004.  During 2004, we recorded a $6.8 million charge related to beneficial conversion features arising from the minority interests’ participation in two financings of MTI during 2004 which did not re-occur during 2005. Our outstanding debt balance was converted into common stock in connection with our initial public offering in June 2005, which caused the remaining decrease in interest expense. We also generated approximately $2.5 million of interest income during 2005 from investing the net proceeds of our initial public offering in June 2005.

Other (income) expense, net.   Other (income) expense, net was an expense of $3.4 million in 2005 compared to income of $1.8 million in 2004. This increase was primarily related to increases in foreign exchange losses in 2005 compared to 2004.

Income tax expense.   We incurred a modest income tax expense in 2005 and 2004 related to certain of our European sales offices. We recorded no provision for U.S. income taxes in 2005 or in 2004 due to our history of operating losses.

Accretion of preferred membership units to redemption value.   Accretion of preferred membership units to redemption value decreased 49.4% to $12.1 million in 2005 compared to $23.8 million in 2004 due to the conversion of the preferred membership units into common membership units, and subsequently into shares of common stock, on June 21, 2005 in connection with the merger of ev3 LLC with and into us immediately prior to our initial public offering.

Liquidity and Capital Resources

	As of December 31,
Balance Sheet Data	2006	2005
	(dollars in thousands)
Cash and cash equivalents	$24,053	$69,592
Short term investments	14,700	12,000
Total current assets	135,845	151,675
Total assets	352,826	296,828
Total current liabilities	41,767	37,671
Total liabilities	47,592	38,523
Total stockholders’ equity	305,234	245,455

Contractual cash obligations.   At December 31, 2006, we had contractual cash obligations and commercial commitments as follows:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousand)
Notes payable	$7,500	$2,143	$4,286	$1,071	$—
Purchase commitments(1)	32,744	32,744	—	—	—
Operating leases(2)	11,194	3,929	5,689	1,576	—
Total	$51,438	$ 38,816	$ 9,975	$ 2,647	$ —

(1)         Represents commitments for minimum inventory purchases related to our distribution agreement with Invatec. We do not have any other significant purchase obligations for the delivery of goods or services or other commercial commitments. These payments are denominated in Euros and were translated in the tables above based on the respective U.S. dollar exchange rate at December 31, 2006. On February 15, 2007, we entered into a modification of our distribution agreement which reduced these future minimum purchase commitments. For the reduced future minimum purchase commitments, see Note 17 to the consolidated financial statements, which are incorporated by reference into this prospectus.

(2)         The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases primarily for certain office space, warehouse space, computers and vehicles. Portions of these payments are denominated in foreign currencies and were translated in the tables above based on their respective U.S. dollar exchange rates at December 31, 2006. These future payments are subject to foreign currency exchange rate risk. In accordance with U.S. generally accepted accounting principles, or GAAP, our operating leases are not recognized in our consolidated balance sheet.

Financing history.   We have generated significant operating losses since our inception. These operating losses, including cumulative non-cash charges for acquired in-process research and development of $128.7 million, have resulted in an accumulated deficit of $614.6 million as of December 31, 2006. We completed an initial public offering of our common stock on June 21, 2005 in which we sold 11,765,000 shares of our common stock at $14.00 per share, resulting in net proceeds to us of approximately $152.7 million, after deducting underwriting discounts and commissions and offering expenses. We used $36.5 million of these net proceeds to repay a portion of the accrued and unpaid interest on certain demand notes held by Warburg Pincus and Vertical. In addition, on July 20, 2005, we sold 205,800 shares of common stock pursuant to an over-allotment option granted to the underwriters which resulted in net proceeds to us of $2.2 million, after deducting underwriting discounts and commissions and offering expenses. We invested the remaining portion of the net proceeds in short-term, investment-grade, interest-bearing securities. We have used these funds for general corporate purposes since our initial public offering and expect to continue to do so. See Part II, Item 5 under the heading “Use of Proceeds” included in our 2006 Annual Report on Form 10-K, which is incorporated by reference into this prospectus.

Cash, cash equivalents and short-term investments.   Our cash, cash equivalents and short-term investments available to fund current operations were $38.8 million and $81.6 million at December 31, 2006 and 2005, respectively. We expect our cash balances to decrease as we continue to use cash to fund our operations.

Credit facility.   On June 28, 2006, our operating subsidiaries, ev3 Endovascular, Inc., ev3 International, Inc. and Micro Therapeutics, Inc., which we refer to as the “borrowers”, entered into a Loan and Security Agreement, which we refer to as the loan agreement, with Silicon Valley Bank, or SVB, consisting of a two-year $30.0 million revolving line of credit and a 48-month $7.5 million equipment financing line. Pursuant to the terms of the loan agreement and subject to specified reserves, we may borrow under the revolving line of credit up to $12 million without any borrowing base limitations. Aggregate borrowings under the revolving line of credit that exceed $12 million will subject the revolving line to borrowing base limitations. These limitations allow us to borrow, subject to specified reserves, up to 80% of eligible domestic and foreign accounts receivables plus up to 30% of eligible inventory. Additionally, borrowings against the eligible inventory may not exceed the lesser of 33% of the amount advanced against accounts receivable or $7.5 million. Borrowings under the revolving line bear interest at a variable rate equal to SVB’s prime rate. Borrowings under the equipment line bear interest at a variable rate equal to SVB’s prime rate plus 1.0%. Accrued interest on any outstanding balance under the revolving line is payable monthly in arrears. Amounts outstanding under the equipment line as of December 31, 2006 are payable in 42 consecutive equal monthly installments of principal, beginning on January 31, 2007. As of December 31, 2006, we had $7.5 million in outstanding borrowings under the equipment line and no outstanding borrowings under the revolving line of credit; however, we had approximately $1.0 million of outstanding letters of credit issued by SVB, which reduces the amount available under our revolving line of credit to approximately $29.0 million.

Both the revolving line of credit and equipment financing are secured by a first priority security interest in substantially all of our assets, excluding intellectual property, which is subject to a negative pledge, and are guaranteed by us and all of our domestic direct and indirect subsidiaries. The loan agreement requires the borrowers to maintain a specified liquidity ratio and a tangible net worth level. The loan agreement imposes certain limitations on the borrowers, their subsidiaries and us, including without limitation, limitations on their ability to: (i) transfer all or any part of their business or properties; (ii) permit or suffer a change in control; (iii) merge or consolidate, or acquire any entity; (iv) engage in any material new line of business; (v) incur additional indebtedness or liens with respect to any of their properties; (vi) pay dividends or make any other distribution on or purchase of, any of their capital stock; (vii) make investments in other companies; or (viii) engage in related party transactions, subject in each case to certain exceptions and limitations. The loan agreement requires us to maintain on deposit or invested with SVB or its affiliates the lesser of $15.0 million or 50% of our aggregate cash and cash equivalents. The borrowers are required to pay customary fees with respect to the facility, including a fee on the average unused portion of the revolving line.

The loan agreement contains customary events of default, including the failure to make required payments, the failure to comply with certain covenants or other agreements, the occurrence of a material adverse change, failure to pay certain other indebtedness and certain events of bankruptcy or insolvency. Upon the occurrence and continuation of an event of default, amounts due under the loan agreement may be accelerated.

We believe our cash, cash equivalents, short-term investments and funds available under our revolving line of credit will be sufficient to meet our liquidity requirements through at least the next 12 months.

Operating activities.   Cash used in operations during the year ended December 31, 2006 was $46.9 million compared to $131.8 million in 2005, reflecting primarily our net loss and increased working capital requirements during both periods. In 2006, our net loss included approximately $31.8 million of non-cash charges for depreciation and amortization, acquired in-process research and development and stock-based compensation expense as compared with $20.6 million in 2005. We expect that operations will continue to use cash during the first nine months of 2007.

Investing activities.   Cash used in investing activities was $16.0 million and $25.3 million in 2006 and 2005, respectively. During 2006 we purchased property and equipment totaling $12.0 million, patents and licenses totaling $3.5 million and of short-term investments totaling $6.8 million. These cash payments were partially offset by proceeds from short-term investments and proceeds from the sale of investments in

2006. During 2005, we purchased property and equipment totaling $13.2 million and short-term investments totaling $12.0 million. We also made a milestone payment related to a previous acquisition in the amount of $3.7 million and incurred $1.9 million in merger related costs. These cash payments in 2005 were partially offset by the receipt of $3.7 million from the sale of certain assets by Genyx Medical, Inc., in which MTI held a minority interest, the receipt of a $878 thousand milestone payment related to the 2002 sales of an investment in Enteric Medical Technologies, Inc. and the receipt of $2.1 million related to the return of acquisition consideration resulting from a settlement of an acquisition dispute. Historically, our capital expenditures have consisted of purchased manufacturing equipment, research and testing equipment, computer systems and office furniture and equipment. We expect to continue to make investments in property and equipment and to incur approximately $14.0 million in capital expenditures during 2007.

Financing activities.   Cash provided by financing activities was $16.9 million during the year ended December 31, 2006 generated primarily from proceeds of stock option exercises and proceeds from borrowings on our equipment term loan with Silicon Valley Bank. During 2005, cash provided by financing activities was $206.7 million and consisted of $154.9 million of net proceeds received from our initial public offering of our common stock, inclusive of the underwriters’ exercise of their over-allotment option on July 20, 2005, and proceeds of $49.1 million from the issuance of demand notes.

Other liquidity information.   The acquisition agreements relating to our purchase of MitraLife, Appriva Medical, Inc. and Dendron GmbH require us to make additional payments to the sellers of these businesses if certain milestones related to regulatory steps in the product commercialization process are achieved. The potential milestone payments total $25.0 million, $175.0 million and $15.0 million with respect to the MitraLife, Appriva and Dendron acquisitions, respectively, during the period of 2003 to 2009. We do not believe it is likely that we will have obligations with respect to the MitraLife milestones in the future. We have determined that the first milestone with respect to the Appriva agreement was not achieved by the January 1, 2005 milestone date and that the first milestone is not payable. On September 27, 2005, we announced that we had decided to discontinue the development and commercialization of our PLAATO device, which is the technology we acquired in the Appriva transaction. Although we recently had obtained conditional approval from the FDA for an Investigational Device Exemption (“IDE”) clinical trial for the PLAATO device, we determined that, due to the time, cost and risk of enrollment, the trial design ultimately mandated by the FDA was not commercially feasible for us at such time. We continue to keep all of our options open with regard to the future of the PLAATO technology, which may include a sale or licensing of the technology to third parties. Under the terms of the stock purchase agreement we entered into in connection with our acquisition of Dendron, we may be required to make additional payments which are contingent upon Dendron products achieving certain revenue targets between 2003 and 2008. In 2003, the $4.0 million revenue target for sales of Dendron products during 2003 was met. Accordingly, an additional payment to the former Dendron stockholders of $3.75 million was made in 2004. In 2004, the $5.0 million revenue target for sales of Dendron products during 2004 was met. Accordingly, a payment to the former Dendron stockholders of $3.75 million was accrued in 2004 and was paid during the second quarter 2005. We may be required to make a final payment of $7.5 million, which is contingent upon Dendron products achieving annual revenues of $25 million in any year during the period between 2003 and 2008. Any such final payment would be due in the year following the year of target achievement.

In this offering, our two principal stockholders may sell up to $125 million of common stock currently held and we may sell up to $50 million of newly issued common stock. These net proceeds would be used for working capital and general corporate purposes.

Our future liquidity and capital requirements will be influenced by numerous factors, including the extent and duration of future operating losses, the level and timing of future sales and expenditures, the results and scope of ongoing research and product development programs, working capital to support our sales growth, receipt of and time required to obtain regulatory clearances and approvals, sales and marketing programs, continuing acceptance of our products in the marketplace competing technologies, market and regulatory developments, and the future course of intellectual property litigation. We believe that the resources generated from our initial public offering, together with funds available under our revolving credit facility, are sufficient to meet our liquidity requirements through at least the next 12 months. In the event that we require additional working capital to fund future operations and any future acquisitions, we may negotiate a financing arrangement with an independent institutional lender, sell notes to public or private investors or sell additional shares of stock or other equity securities. There is no assurance that any financing transaction will be available on terms acceptable to us, or at all, or that any financing transaction will not be dilutive to our current stockholders. If we require additional working capital, but are not able to raise additional funds, we may be required to significantly curtail or cease ongoing operations. From time to time, we may also sell a given technology or intellectual property having a development timeline or development cost that is inconsistent with our investment horizon or which does not adequately complement our existing product portfolio. See “Item 3. Legal Proceedings” and Note 3 and Note 17 to our consolidated financial statements in our 2006 Annual Report on Form 10-K, which are incorporated by reference into this prospectus.

Critical Accounting Policies and Estimates

We have adopted various accounting policies to prepare our consolidated financial statements in accordance with U.S. Generally Accepted Accounting Principles, or GAAP. Our most significant accounting policies are described in Note 2 to our audited consolidated financial statements, which are incorporated by reference into this prospectus. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Our estimates and assumptions, including those related to bad debts, inventories, intangible assets, sales returns and discounts, and income taxes are updated as appropriate.

Certain of our more critical accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our physician customers and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in our consolidated financial statements for all periods presented. Management has discussed the development, selection and disclosure of our most critical financial estimates with the audit committee of our board of directors and our independent registered public accounting firm. The judgments about those financial estimates are based on information available as of the date of our consolidated financial statements. Those financial estimates include:

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition, which requires that four basic criteria must be met before sales can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed or determinable and (4) collectibility is reasonably assured. These criteria are met at the time of shipment when risk of loss and title passes to the customer or distributor, unless a consignment arrangement exists. Sales from consignment arrangements are recognized upon written acknowledgement that the product has been used by the customer indicating that a sale is complete. Our terms of sale for regular sales are typically FOB shipping point, net 30 days. Regular sales include orders from customers for replacement of customer stock, replenishment of consignment product used by customers, orders for a scheduled case/surgery and stocking orders.

We allow customers to return defective or damaged products for credit. Our estimate for sales returns is based upon contractual commitments and historical return experience which we analyze by geography and is recorded as a reduction of sales for the period in which the related sales occurred. Historically, our return experience has been low with return rates of less than 3.0% of our net sales.

Stock-Based Compensation

We currently use the Black-Scholes option pricing model to determine the fair value of stock options and other equity incentive awards. The determination of the fair value of stock-based compensation awards on the date of grant using an option-pricing model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield, risk-free interest rate and the forfeiture rate.

We estimate the expected term of options based upon our historical experience. We estimate expected volatility and forfeiture rates based on a combination of historical factors related to our common stock since our June 2005 initial public offering and the volatility rates of a set of guideline companies. The guideline companies consist of public and recently public medical technology companies. The risk-free interest rate is determined using U.S. Treasury rates appropriate for the expected term. Dividend yield is estimated to be zero as we have never paid dividends and have no plans of doing so in the future.

We estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate forfeitures and record stock-based compensation expense only for those awards that are expected to vest. Generally, all stock-based compensation is amortized on a straight-line basis over the respective requisite service periods, which are generally the vesting periods.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, the future periods may differ significantly from what we have recorded in the current period and could materially affect our results of operations. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based awards in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our consolidated financial statements. Alternatively, value may be realized from these instruments that is significantly higher than the fair values originally estimated on the grant date and reported in our consolidated financial statements. There is not currently a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models.

See Note 2 and Note 14 to our consolidated financial statements, which are incorporated by reference into this prospectus, for further information regarding our SFAS 123(R) disclosures.

Allowance for Doubtful Accounts

We make judgments as to our ability to collect outstanding receivables and provide allowance for a portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding account balances and the overall quality and age of those balances not specifically reviewed. In determining the provision for invoices not specifically reviewed, we analyze historical collection experience and current economic trends. If the historical data used to calculate the allowance provided for doubtful accounts does not reflect our future ability to collect outstanding receivables or if the financial condition of customers were to deteriorate, resulting in impairment of their ability to make payments, an increase in the provision for doubtful accounts may be required. We maintain a large customer base that mitigates the risk of concentration with one customer. However, if the overall condition of the health care industry were to deteriorate, resulting in an impairment of our customers’ ability to make payments, significant additional allowances could be required.

Our accounts receivable balance was $45.1 million and $28.5 million, net of accounts receivable allowances, comprised of both allowances for doubtful accounts and sales returns, of $3.9 million and $3.6 million at December 31, 2006 and 2005, respectively.

Excess and Obsolete Inventory

We calculate an inventory reserve for estimated obsolescence or excess inventory based on historical turnover and assumptions about future demand for our products and market conditions. Our industry is characterized by regular new product development, and as such, our inventory is at risk of obsolescence following the introduction and development of new or enhanced products. Our estimate and assumptions for excess and obsolete inventory are reviewed and updated on a quarterly basis. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing and are consistent with our sales forecasts. Future product introductions and related inventories may require additional reserves based upon changes in market demand or introduction of competing technologies. Increases in the reserve for excess and obsolete inventory result in a corresponding expense to cost of goods sold. Our reserve for excess and obsolete inventory was $4.7 million and $4.0 million at December 31, 2006 and 2005, respectively.

Valuation of Acquired In-Process Research and Development, Goodwill and Other Intangible Assets

When we acquire another company, the purchase price is allocated, as applicable, between acquired in-process research and development, other identifiable intangible assets, tangible net assets and goodwill as required by U.S. GAAP. In-process research and development is defined as the value assigned to those projects for which the related products have not received regulatory approval and have no alternative future use. Determining the portion of the purchase price allocated to in-process research and development and other intangible assets requires us to make significant estimates that may change over time. During 2006, we recorded an in-process research and development charge of $1.8 million related to the January 6, 2006 acquisition of the remaining minority interest in MTI.

The income approach was used to determine the fair values of the acquired in-process research and development. This approach establishes fair value by estimating the after-tax cash flows attributable to the in-process project over its useful life and then discounting these after-tax cash flows back to the present value. Revenue estimates were based on relative market size, expected market growth rates and market share penetration. Gross margin estimates were based on the estimated cost of the product at the time of introduction and historical gross margins for similar products offered by us or by competitors in the marketplace. The estimated selling, general and administrative expenses were based on historical operating expenses of the acquired company as well as long-term expense levels based on industry comparables. The costs to complete each project were based on estimated direct project expenses as well as the remaining labor hours and related overhead costs. In arriving at the value of acquired in-process research and development projects, we considered the project’s stage of completion, the complexity of the work to be completed, the costs already incurred, the remaining costs to complete the project, the contribution of core technologies, the expected introduction date and the estimated useful life of the technology. The discount rate used to arrive at the present value of acquired in-process research and development as of the acquisition date was based on the time value of money and medical technology investment risk factors. We believe that the estimated acquired in-process research and development amounts determined represent the fair value at the date of acquisition and do not exceed the amount a third party would pay for the projects.

Goodwill represents the excess of the aggregate purchase price over the fair value of net assets, including in-process research and development, of the acquired businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstance or the occurrence of events suggest an impairment exists. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows. Our estimates associated with the goodwill impairment tests are considered critical due to the amount of goodwill recorded on our consolidated balance sheets and the judgment required in determining fair value amounts, including projected future cash flows. Goodwill was $149.1 million and $94.5 million at December 31, 2006 and 2005, respectively.

Other intangible assets consist primarily of purchased developed technology, patents, customer relationships and trademarks and are amortized over their estimated useful lives, ranging from 5 to 10 years. We review these intangible assets for impairment annually during our fourth fiscal quarter or as changes in circumstance or the occurrence of events suggest the remaining value may not be recoverable. Other intangible assets, net of accumulated amortization, were $40.0 million and $26.2 million at December 31, 2006 and 2005, respectively.

The evaluation of asset impairments related to goodwill and other intangible assets require us to make assumptions about future cash flows over the life of the assets being evaluated. These assumptions require significant judgment and actual results may differ from assumed or estimated amounts.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to determine our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax expense together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included on our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within the tax provision in our consolidated statement of operations.

Management’s judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We will continue to monitor the realizability of our deferred tax assets and adjust the valuation allowance accordingly. We have recorded a full valuation allowance on our net deferred tax assets of $192.0 million and $176.1 million as of December 31, 2006 and 2005, respectively. A portion of the valuation allowance will be recorded as a reduction to goodwill if and when that portion of the deferred tax asset is realized and the related valuation allowance is reversed.

Seasonality

Our business is seasonal in nature. Historically, demand for our products has been the highest in our fourth fiscal quarter. We traditionally experience lower sales volumes in our third fiscal quarter than throughout the rest of the year as a result of the European holiday schedule during the summer months.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as defined by the rules and regulations of the SEC, that have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these arrangements.

Recent Accounting Pronouncements

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS 123(R)) using the modified prospective method. SFAS 123(R) requires companies to measure and recognize the cost of employee services received in exchange for awards of equity instruments based on the grant date fair value of those awards. Compensation cost under SFAS 123(R) is recognized ratably using the straight-line attribution method over the expected vesting period. In addition, pursuant to SFAS 123(R), we are required to estimate the amount of expected forfeitures when calculating the compensation costs, instead of accounting for forfeitures as incurred, which was our previous method. Prior periods are not restated under this transition method. Options previously awarded and classified as equity continue to maintain their equity classification and there has been no reclassification of awards in our consolidated balance sheet.

Prior to January 1, 2006 and since the beginning of 2003, we accounted for share-based awards under the recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation” using the modified prospective method of adoption described in SFAS 148. We used the minimum value pricing model for measuring the fair value of our options granted through the first quarter 2005, which does not take into consideration volatility. In accordance with SFAS 123, subsequent to April 5, 2005, the date of our initial filing of the registration statement relating to our initial public offering with the SEC, we used the Black-Scholes method, including an estimated volatility assumption, to estimate the fair value of all option grants. Expense previously recognized related to options that were cancelled or forfeited prior to vesting was reversed in the period of the cancellation or forfeiture, as allowed under SFAS 123.

In November 2005, the FASB issued FASB Staff Position No. 123(R)-3 (FSP 123(R)-3), “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” FSP 123(R)-3 provides an elective alternative transition method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R). The implementation of FSP 123(R)-3 did not have a material impact on our results of operations and financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. FIN 48 is effective for us on January 1, 2007. We do not believe the adoption of FIN 48 will have a material impact on our results of operations and financial condition.

In September 2006, the FASB issued SFAS 157, “Fair Value Measurement.”  This standard provides guidance on using fair value to measure assets and liabilities. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The statement is effective for us beginning in 2008; however, early adoption is permitted. We have not yet determined the impact, if any, that the implementation of SFAS 157 will have on our results of operations and financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with early application encouraged. The adoption of this standard did not have a material impact on our consolidated financial statements.

business

We are a leading global medical device company focused on catheter-based technologies for the endovascular treatment of vascular diseases and disorders. Our name signifies our commitment to, and engagement in, the peripheral vascular, neurovascular and cardiovascular markets and the physician specialties that serve them. Our broad product portfolio is focused on applications that we estimate represent an addressable worldwide endovascular market opportunity of approximately $3.2 billion in 2005 and up to $7.0 billion by the end of 2010.

We sell over 100 products consisting of over 1,000 SKUs in more than 60 countries through a direct sales force in the United States, Canada, Europe and other countries and distributors in selected other international markets. As of December 31, 2006, our direct sales organization consisted of approximately 215 sales professionals. Our customers include a broad cross-section of physicians, including radiologists, neuroradiologists, vascular surgeons, neuro surgeons, other endovascular specialists and cardiologists.

We are focused on emerging and under-innovated opportunities in the endovascular device market, a strategy that we believe is uncommon in the medical device industry. This unique approach allows us to compete effectively with smaller companies that have narrow product lines and lack an international sales force and infrastructure, yet also compete with larger companies that do not have our focus and agility. We believe that the peripheral vascular and neurovascular markets, when compared to the cardiovascular market, have higher growth potential with fewer entrenched competitors.  The competitive strengths that have been responsible for our past success and the strategies that we believe will drive our future growth include:

•                  targeting under-innovated and emerging markets;

•                  leveraging our products across major endovascular sub-markets;

•                  investing in clinical research to demonstrate the benefits of our products;

•                  expanding our business through product innovation and strategic acquisitions;

•                  enhancing our global organization and presence; and

•                  leading our business by an experienced management team.

We have organized our company into two business segments: cardio peripheral and neurovascular. We manage our business and report our operations internally and externally on this basis. Our cardio peripheral segment includes products that are used primarily in peripheral vascular procedures and in targeted cardiovascular procedures by radiologists, vascular surgeons and cardiologists. Our neurovascular segment contains products that are used primarily by neuroradiologists and neuro surgeons. During fiscal 2006 and fiscal 2005, these segments generated net sales of $202.4 million and $133.7 million, respectively.

The following represents net sales (in thousands) by our two business segments as well as by geography during the periods indicated:

	For the Year Ended December 31,		Percent	For the Year Ended December 31,		Percent
Net Sales by Segment	2006	2005	Change	2005	2004	Change
Cardio Peripheral	$121,104	$79,881	51.6%	$79,881	$52,942	50.9%
Neurovascular	81,334	53,815	51.1%	53,815	33,392	61.2%
Total	$202,438	$133,696	51.4%	$133,696	$86,334	54.9%

	For the Year Ended December 31,		Percent	For the Year Ended December 31,		Percent
Net Sales by Geography	2006	2005	Change	2005	2004	Change
United States	$121,180	$71,848	68.7%	$71,848	$42,791	67.9%
International	81,258	61,848	31.4%	61,848	43,543	42.0%
Total	$202,438	$133,696	51.4%	$133,696	$86,334	54.9%

For additional financial information regarding each of our segments and our foreign operations, see Note 18 to our consolidated financial statements, which are incorporated by reference into this prospectus.

The Endovascular Market

Vascular disease can involve either an artery or a vein, and is generally manifested as an occlusion or rupture of a blood vessel. We estimate that vascular disease affects nearly 92 million people in the United States and more than one billion people worldwide, and is the leading cause of death in the world. It may occur in any part of the body, and is a progressive, pathological condition that leads most often to blood vessel narrowing and obstruction, but can also lead to blood vessel wall weakening and rupture. Vascular disease can occur in the blood vessels of every organ and anatomic area of the body, and can cause a range of conditions including pain, functional impairment and death.

When the treatment for vascular disease is performed from within a vessel, it is referred to as an endovascular procedure. Endovascular procedures are a relatively new, less-invasive means of treating the two major problems that can develop within blood vessels: an aneurysm, or ballooning out of the vessel wall, and an occlusion, or stenosis, where the vessel is narrowed or blocked. Endovascular procedures are performed by accessing an easily accessible artery to reach the aneurysm or occlusion and do not require general anesthesia. During most endovascular procedures, a catheter is placed into the femoral artery in the groin. X-ray imaging or fluoroscopy is used to help the physician advance the catheter to the area to be treated. Endovascular procedures are less invasive and require a smaller incision than conventional, open surgery and we believe have a number of distinct benefits over surgery, including:

•                  the use of local or regional anesthesia instead of general anesthesia;

•                  reduced patient discomfort and shorter recovery times;

•                  the reduced need for blood products and transfusions;

•                  shorter hospital stays for recovery;

•                  lower risks of patient complications related to procedures; and

•                  potentially lower costs.

In 2006, we believe that there were more than 12,000 interventional radiologists, neuroradiologists, vascular surgeons, neuro surgeons, and cardiologists in the United States who were trained in endovascular techniques.

The endovascular device markets which we serve are conventionally divided into three specialties based on anatomic location:

•                  Peripheral vascular market includes products used to treat arterial and venous disease in the legs, kidney, neck and any other vascular anatomy other than that in the brain or the heart. According to the American Heart Association (AHA), more than 8 million people in the United States have peripheral vascular disease. We estimate that more than 100 million people worldwide are affected by this condition.

•                  Neurovascular market includes products used to treat vascular disease and disorders in the brain, including arterio-venous malformations, or AVMs, and strokes caused by either vascular occlusion (ischemic) or rupture (hemorrhagic). The World Health Organization (WHO) estimates that there are approximately 15 million cases of stroke worldwide each year. Of these, the WHO estimates that 5 million people die from the stroke and an additional 5 million are left with a permanent disability.

•                  Cardiovascular market includes products used to treat coronary artery disease, atrial fibrillation and other disorders in the heart and adjacent vessels. The AHA estimates that 79 million people in the United States have cardiovascular disease. We estimate that more than 850 million people worldwide are affected by cardiovascular disease.

Our Cardio Peripheral Markets

Our primary focus is developing and commercializing products for selected peripheral vascular markets. Some of these products may also be used in certain cardiovascular markets. We refer to the combination of these selected opportunities as our cardio peripheral markets.

Peripheral vascular disease is characterized by the narrowing or total occlusion of blood vessels outside of the heart or brain and can cause conditions including pain, loss of function and death. Mortality from peripheral vascular disease can occur as a result of stroke, kidney failure or diabetes related vascular complications. We believe that there are a large number of patients with peripheral vascular disease that are either untreated or inadequately treated.  According to the AHA, only 2 million of the estimated 8 million Americans with peripheral vascular disease receive treatment. We believe peripheral vascular disease accounts for 82% of all amputations in the United States. It is estimated that there are over 135,000 lower extremity amputations each year in the United States alone, many of which we believe could be treated with endovascular procedures.

Peripheral vascular disease is treated with medication, minimally invasive endovascular procedures, surgery or a combination of these therapies. Minimally invasive endovascular procedures consist primarily of angioplasty and stenting. Angioplasty is a non-surgical procedure in which narrowed or blocked arteries are re-opened by placing a catheter with a deflated balloon on the tip into the narrowed artery. The balloon is then inflated to compress the plaque and to stretch the artery wall, thereby enlarging, or dilating, the opening of the vessel and restoring blood flow. Stents, which are tubular mesh devices typically consisting of interconnected metal struts, are then inserted inside the artery to act as scaffolding in order to hold the vessel open. We estimate that in 2006 over 1.2 million endovascular procedures to treat peripheral vascular disease were performed worldwide.

The carotid arteries are one of the most common sites of peripheral vascular disease, affecting an estimated 1.5 million people in the United States alone. Carotid arteries are located on each side of the neck and provide the primary blood supply to the brain. In carotid artery disease, plaque accumulates in the artery walls, narrowing the artery and disrupting the blood supply. This disruption in blood supply, together with plaque debris breaking off the artery walls and traveling to the brain, are the primary causes of stroke. The therapy required to treat carotid artery disease depends on the degree of stenosis, or artery narrowing. Patients with moderate stenosis are typically treated with drugs to keep blood from clotting. However, patients with highly narrowed arteries typically undergo a surgical procedure known as a carotid endarterectomy. In this procedure, a surgeon accesses the blocked carotid artery though an incision in the neck, and then surgically removes the plaque. It is estimated that 160,000 patients each year in the United States undergo a carotid endarterectomy, which typically requires hospitalization for one to two days. We believe that there are over 1.3 million patients with peripheral vascular disease in the United States that are undiagnosed or not amenable to surgery. Endovascular techniques using stents and embolic protection systems, which protect against plaque and debris from traveling downstream, blocking off the vessel and disrupting blood flow, have been developed and are in an early stage of adoption. The use of a stent with an embolic protection system avoids open surgery and we believe will increase the number of patients being treated. We estimate that the worldwide market for endovascular products for the treatment of carotid artery disease was $180 million in 2005, and will grow to approximately $623 million by 2010. With the increasing adoption of recently approved products and the potential broadening of reimbursement for endovascular treatment of carotid artery disease, we estimate that in 2007 the worldwide market for endovascular products for the treatment of carotid artery disease will be approximately $250 million.

In 2005, the Centers for Medicare and Medicaid Services, or CMS, expanded coverage of percutaneous transluminal angioplasty, or PTA, of the carotid artery concurrent with stent placement outside of trial settings for patients who are at high risk for carotid endarterectomy in certain circumstances. Coverage is limited to procedures at CMS approved facilities performed using FDA approved carotid artery stenting, or CAS, systems and embolic protection devices, which has limited the CAS near-term market potential. As of February 1, 2007, there were just over 1,000 CMS approved hospitals in the United States.

Occlusive disease of the iliac arteries, the main vessels descending through the pelvis, is a peripheral vascular disease that affects the flow of blood to the legs. Patients with this condition often experience leg pain and numbness or tingling. Restoring the flow of blood in these occluded vessels is essential to maintaining leg function and avoiding complications such as gangrene, which in severe cases can lead to amputation. We estimate the worldwide market for products for the endovascular treatment of iliac disease will grow from $490 million in 2005 to almost $800 million by 2010.

Another type of peripheral vascular disease involves the superficial-femoral artery, or SFA. The SFA extends from the iliac arteries down the leg to the knee. We estimate that the market for endovascular products treating SFA disease will grow from just under $500 million in 2005 to nearly $1 billion by 2010.

While vascular disease is most common in the arterial side (oxygen carrying vessels), it can also occur on the venous side where veins carry blood back to the heart and lungs. Peripheral venous disease is a general term for damage, defects or blockages in the peripheral veins. Like peripheral artery disease, it can occur almost anywhere in the body but is most often found in the arms and legs. The most common form of peripheral venous disease is the formation of blood clots that block the flow of blood in the vessel. Clots that occur in veins close to the surface of the skin are referred to as superficial venous thrombophlebitis, while clotting of veins deep within the body are called deep vein thrombosis. Treatment options for blood clots in the veins are similar to those used to treat clots in arteries.

Cardiovascular disease is a progressive condition that leads to the obstruction of the blood vessels providing blood flow to the heart muscle and can lead to heart attack. The AHA estimates that 1.2 million Americans have new or recurrent heart attacks each year. While there are a number of therapies for cardiovascular disease, we focus on opportunities in thrombus management. Despite the effective outcomes with angioplasty and stenting, there are clinical conditions, such as saphenous vein grafts, or SVG, and acute coronary syndrome, in which the management of plaque and thrombus is considered beneficial to improve long-term clinical outcomes. This is partially due to the characteristics of the plaque and debris that can develop in these grafts, as they may be at high risk of dislodgement or embolization, potentially blocking blood flow and damaging distal tissue. When used as part of an endovascular procedure, embolic protection devices and coronary thrombectomy technologies can help reduce this risk.

Our Cardio Peripheral Vascular Product Portfolio

Our cardio peripheral product portfolio includes products for peripheral vascular procedures which, in some instances, may also be used for selected cardiovascular procedures. Our strategy is to provide a broad portfolio of products for the peripheral vascular market that includes devices used in frequently performed procedures and also innovative devices for use in emerging therapies. We opportunistically pursue selected cardiovascular markets where some of these products can be used by our cardiologist customers. We do not compete in cardiovascular markets in which several large companies are firmly entrenched, such as coronary stents. The increase in the breadth of our portfolio of cardio peripheral devices has significantly expanded our participation in the peripheral markets over the last couple of years. At the end of 2005, we offered products that competed in approximately 60% of what we estimate to be a $2.5 billion total market for peripheral vascular products, as compared with the beginning of 2003 when we offered products that participated in approximately 10% of what we estimate to be a $2.0 billion market.

Stents

Peripheral stents are used in various locations in the body, including the biliary duct, which transports bile from the liver and gall bladder to the small intestines; renal arteries, which transport blood from the aorta to the kidneys; iliac, femoral and popliteal arteries, which are major arteries in the legs; subclavian arteries, which are major vessels of the upper body, originating at the aortic arch; and carotid arteries. We believe that our portfolio of self-expanding and balloon expandable stents is differentiated from our competitors’ offerings due to their fracture resistance, radiopacity (visibility under fluoroscopy), placement accuracy, deliverability and strong clinical performance.

Protégé and EverFlex Stents.   Our self-expanding stent portfolio includes the Protégé Self-Expanding Stent, a “shape memory” Nitinol stent that expands to a predetermined diameter upon deployment. Nitinol is a highly flexible metal with shape retention and fatigue resistance properties. We offer a number of sizes of Protégé stents, as well as a tapered configuration for use in the carotid arteries. We also manufacture and sell our EverFlex stent, a unique, self-expanding Nitinol coil stent that has enhanced flexibility and resistance to fractures, which we believe provides superior performance in vessels that are subjected to repeated flexing and bending. Although not indicative of clinical performance, our internal bench testing has provided us with data suggesting that our EverFlex stent may be up to five to ten times more durable than stents offered by our competitors. We offer our customers a two-year guarantee, subject to certain conditions, that our EverFlex stent will remain fracture-free.

ParaMount Mini and PRIMUS Balloon Expandable Stents.   Our balloon expandable stent portfolio includes stents that incorporate embedded tantalum markers to provide superior visualization under fluoroscopy, allowing the physician to quickly confirm the correct placement. The inclusion of markers is a unique feature in the balloon expandable stent market. Our balloon expandable stents demonstrate minimal movement upon deployment, a technical advantage designed to improve accuracy of placement in the blood vessel.

We are currently developing a number of new products to increase our market penetration within the global peripheral stent market. Our stent product development pipeline is intended to increase the breadth of our offering by adding new lengths, diameters and catheter shaft line extensions, as well as to introduce new stent designs and platforms.

Embolic Protection Products

During peripheral vascular and cardiovascular procedures, plaque and debris may dislodge or embolize, potentially blocking blood flow and damaging distal tissue. Embolic protection devices are intended to trap plaque and debris from traveling downstream, blocking off the vessel and disrupting blood flow.

SpideRX and SpiderFX Embolic Protection Devices.   The SpideRX family of embolic protection devices are low-profile devices featuring a unique braided Nitinol embolic filter compatible with most guidewires on the market. Filter-based embolic protection devices allow blood to continue flowing in the artery while the filter traps the debris, minimizing downstream tissue damage and improving clinical outcomes. We believe that the SpideRX family has a significant competitive advantage because it permits physicians to use their guidewire of choice. The SpideRX is used during peripheral vascular and cardiovascular procedures in which embolic material is a risk.

The SpiderFX is our next generation embolic protection device. Approved for use in both SVG and carotid procedures, the SpiderFX has several enhancements, including improved visualization, use with both over the wire and rapid exchange interventional devices and enhanced trackability and flexibility characteristics.

Carotid Stenting Solutions

Carotid artery stenting represents an emerging minimally invasive treatment option for carotid artery disease, and we believe it has the opportunity to become a significant alternative to carotid endarterectomy. The carotid stenting market is just beginning to develop in the United States, with the first system having received FDA approval in 2004.

Our carotid stenting product offering (Protégé RX straight and tapered stents used with our embolic protection devices) are available in the United States, Europe and certain other countries. In support of our FDA pre-market approval submission, we conducted the CREATE pivotal clinical trial, which was designed to evaluate the use of our carotid stenting technology in patients who are high-risk candidates for carotid endarterectomy. In February 2006, we received FDA 510(k) clearance of our SpideRX embolic protection device for use in carotid artery stenting in conjunction with the Guidant RX ACCULINK stent.

Thrombectomy Products

Thrombectomy devices are designed to remove blood clots, or thrombus, in order to re-establish blood flow or to prevent a clot from breaking up and blocking smaller downstream vessels. We offer thrombectomy tools for peripheral vascular and cardiovascular procedures that meet a broad spectrum of physician needs, including the mechanical removal of thrombus and the delivery of peripheral blood clot therapies designed to help dissolve the clot.

X-Sizer Thrombectomy Catheter System.   The X-Sizer System is a self-contained thrombus removal system that uses a rotating cutter contained within the tip of an aspiration catheter to shear, capture and remove thrombus. A battery powers the rotating cutter, and aspiration is provided by a disposable vacuum system. We believe that the X-Sizer System offers superior functional characteristics due to its self-contained disposable design, eliminating the need for capital equipment or a temporary pacing catheter. In the United States, the X-Sizer is cleared for use in the mechanical removal of thrombus from hemodialysis grafts, which are used to facilitate access to the bloodstream in order to enable treatment to filter toxins from the bloodstream in patients with kidney failure. Outside of the United States, the X-Sizer System is approved for use in patients with thrombus in native coronary arteries and saphenous vein bypass grafts.

Helix Clot Buster Thrombectomy Device.   The Helix system is a mechanical thrombectomy device that macerates thrombus into microscopic particles with little or no interaction with the vessel or graft wall. Maceration of the thrombus is achieved through the use of an enclosed, rapidly rotating compressed-air blade that creates a flow of fluid through side holes in the catheter.

Diver C.E. Thrombectomy Device.   In July 2005, we received FDA 510(k) clearance and launched the Diver C.E. Thrombus Aspiration Catheter in the United States, which we distribute pursuant to our distribution agreement with Invatec.

We intend to develop next-generation thrombus and debris removal products for the peripheral vascular market.

Procedural Support Products

As part of our cardio peripheral vascular market strategy, we market and sell a number of products to be used in conjunction with our other portfolio products.

The Goose Neck Microsnare.   Foreign objects can be retrieved from the vascular system by using snares and other devices. Examples of foreign objects that require retrieval include broken catheter or guidewire tips, as well as stents that are dislodged from their delivery system and carried downstream. Our Goose Neck Microsnare incorporates a radiopaque (visible under fluoroscopy) loop mounted at the tip of a guidewire. The loop is deployed and retrieved through a catheter. We believe that our snares are unique because the loop remains positioned at a 90 degree angle relative to the wire. This increases the ability of the loop to encircle the foreign object, thereby improving the rate of success of retrieval.

Nitrex Guidewires.   Guidewires are threaded through vessels as a first step in most endovascular procedures. Balloon and stent catheters are advanced over guidewires to the target treatment area. For this reason, they are an indispensable component in the catheterization laboratory. The Nitrex product line is characterized by both flexibility and kink resistance that is particularly useful when negotiating tortuous vascular anatomy. It is a versatile product line that is used in a broad range of endovascular procedures.

Balloon Angioplasty Catheters.   We offer a broad portfolio of peripheral vascular balloon angioplasty catheters, which we currently purchase from Invatec pursuant to our distribution agreement. These include the Admiral Extreme, Sailor Plus and Submarine Plus and Amphirion Deep, which come in a number of lengths and sizes and are used in a variety of procedures.  In the United States, these balloon catheters are cleared for non-coronary dilatation of the vascular anatomy excluding the carotid arteries.

Our Neurovascular Markets

According to the American Stroke Association, there are approximately 700,000 strokes annually in the United States, making stroke the third leading cause of death and the leading cause of long-term disability. Strokes consist of either blockages (ischemic stroke) or ruptures (hemorrhagic stroke) of vessels within or leading to the brain. Acute ischemic stroke affects approximately 615,000 patients annually while hemorrhagic stroke is a less common disorder, affecting approximately 85,000 patients per year in the

United States. Current interventional therapies serve primarily the hemorrhagic stroke market while technologies in development are focused on the larger and underserved ischemic stroke market. Two causes of hemorrhagic stroke are ruptures of cerebral aneurysms and AVMs.

Ischemic stroke occurs when an artery to the brain is blocked. If left untreated for more than a few minutes, brain cells may die due to the lack of blood flow. Ischemic strokes can be caused by several different kinds of disease, with the most common being a narrowing of the arteries caused by atherosclerosis or gradual cholesterol deposits. If arteries become too narrow, clots may form. There are two different types of ischemic stroke: thrombotic and embolic. A thrombotic stroke occurs when arteries in the brain become blocked by the formation of a clot within the brain. Embolic strokes are the result of a clot forming in another part of the body, such as the heart or carotid artery and then traveling to the brain where it lodges and blocks blood flow.

An aneurysm is a balloon-shaped structure, which forms at a weak point in a vessel wall and fills with blood. Aneurysms typically grow over time and, due to pressure placed on the wall of the aneurysm, are prone to rupture. Ruptured aneurysms typically result in death due to massive intracranial bleeding. While an estimated 21,000 hemorrhagic stroke deaths in the United States in 2006 were caused by ruptured cerebral aneurysms, autopsy studies have suggested that unruptured aneurysms may exist in approximately 2% to 5% of the general population in the United States. We believe that with the development of new diagnostic and interventional technologies, the pool of patients that may benefit from intervention will continue to expand to include increasing numbers of those with unruptured aneurysms discovered in conjunction with other examinations.

In an AVM, the flow of blood between arteries and veins, which normally occurs through very small capillary vessels, is shortcut by the development of a network of larger vessels connecting the arteries and veins directly. The higher blood pressure flowing directly to the veins makes these vessels highly prone to rupture. We estimate that approximately 17,000 AVM cases were diagnosed worldwide in 2006.

Driven by rapid advances in device technology and results from the International Subarachnoid Aneurysm Trial (ISAT), the results of which were published in The Lancet in October 2002, the treatment of both aneurysms and AVMs has been shifting from open surgical techniques to minimally invasive, endovascular techniques. While this market transition has been more rapid in geographies outside of the United States, we estimate that approximately 25 to 40% of aneurysm interventions in the United States now are performed using endovascular techniques.

The primary endovascular procedure for treating both aneurysms and AVMs uses a repair technique called embolization, the objective of which is to induce a blood clot, or thrombus, in the diseased vasculature. The purpose of the thrombus is to limit blood flow through the diseased vascular anatomy, thereby reducing blood pressure to a ruptured area or the likelihood of rupture in an unruptured area. The endovascular embolization of cerebral aneurysms usually involves the deployment of small coils composed of metal or a combination of metal and polymer. The endovascular embolization of AVMs usually involves the deployment of a liquid polymer or very small polymer particles. We estimate that the worldwide market for liquid embolic products for the treatment of AVMs was $27 million in 2005, and will grow to approximately $52 million by 2010.

Our Neurovascular Product Portfolio

Embolic Coils

We believe that embolic coils represent one of the largest categories of products in the neurovascular device market and are used in approximately 60,000 procedures worldwide each year. We estimate that the worldwide market for coil products for the treatment of cerebral aneurysms was $253 million in 2005, and will grow to approximately $570 million by 2010. Embolic coils are used in virtually all endovascular treatments of aneurysms and a small number of AVMs. Our embolic coil products are delivered using a combination of our minimally invasive guidewires, microcatheters and balloons. During an aneurysm procedure, small coils attached to a wire are passed through a delivery catheter and into the aneurysm space. The coil is then detached from the delivery wire, the wire is removed and the next coil is advanced through the catheter. This process is repeated until approximately 35 to 45% of the volume of the aneurysm is filled with coils.

NXT.   We introduced our NXT line of detachable coils in the United States and Europe in 2004. The NXT family includes framing, filling and finishing coils and are sold in a wide range of shapes and configurations. Many of the NXT products incorporate the use of Nitinol technology, resulting in less stretching for more confident positioning and better resistance to compaction, while its enhanced shape memory provides a more supportive basket and optimal bridging of the neck of the aneurysm.

Nexus Embolic Coils.   We introduced our Nexus line of coils in the United States and Europe in September 2005. The Nexus line consists of framing, filling and finishing coil offerings, allowing physicians to treat a wide range of aneurysm shapes and sizes. All Nexus coils incorporate a Nitinol filament, which offers improved shape retention and increased resistance to coil compaction. Nexus also incorporates a bioactive microfilament technology to enhance aneurysm healing.

In October 2006, we launched the Nexus Morpheus, our latest addition to the Nexus family. The Morpheus is a three-dimensional soft and conformable coil that does not sacrifice the compaction resistance inherent with the nitinol core. Morpheus is sold in the United States and internationally, excluding Japan.

We are expanding our line of neurovascular embolic coils. Our next generation coil, Gamma, is in development, and includes a new, faster, safer and more effective detachment system.

Liquid Embolics

We estimate that liquid embolics are used in approximately 16,000 worldwide neurovascular procedures each year, including the majority of AVM and some aneurysm procedures. The most widely used embolization technique for AVMs involves the injection of acrylic-based glue. We believe, however, that glues have multiple drawbacks including the lack of controlled delivery and extreme adhesion to all surfaces, including that of the delivery catheter. Glue solidifies upon contact with blood which reduces physician control during filling and necessitates very rapid withdrawal of the delivery catheter in order to avoid it being permanently glued in place. We believe our Onyx Liquid Embolic System is the solution.

Onyx Liquid Embolic System.   Onyx is our proprietary biocompatible copolymer which is delivered, in liquid form, through proprietary microcatheters to blood vessels in the brain, where it fills a vascular defect and transforms into a solid polymer cast. Onyx offers a unique form, fill and seal approach to the interventional treatment of aneurysms and AVMs associated with hemorrhagic stroke. Because Onyx is non-adhesive, and solidifies over a few minutes’ time, the injection and filling of the vascular defect can take place in a very controlled manner. When the vascular defect is completely filled with the Onyx polymer cast, the delivery catheter is removed. We believe our randomized clinical trial revealed that Onyx was at least as effective as acrylic-based glue in filling aneurysms, had a better percentage reduction in AVMs and resulted in the use of fewer coils.

Neuro Stents

Stenting is of increasing importance in the aneurysm and ischemic stroke markets. We are developing the Solo platform, a self-expanding Nitinol stent, for use with intracranial stenotic disease where vessels within the brain become narrowed and to protect against the migration of coils used to treat aneurysms. We expect that the Solo products will be fully retrievable and detachable, allowing for more precise placement and will have optimized radial force for aneurysm neck coverage and coil retention. We anticipate launching the Solo products internationally in 2007. We are also currently in the process of developing technologies to address three areas of ischemic and occlusive diseases: stents for aneurysms and stenotic disease; balloons for vasospasms and stenotic disease; and clot retrieval for acute stroke. We estimate that the worldwide market for stent products for the treatment of aneurysm and ischemic stroke was $74 million in 2005, and will grow to approximately $240 million by 2010.

Microcatheters

We market a line of products that are intended to allow access to, and treatment in, difficult-to-reach anatomical locations such as the remote vessels in the brain or other challenging vascular structures. In addition to their use with our embolic coils and liquid embolics, these products are compatible with, and are often used with, competitors’ products. We estimate that the worldwide market for access and delivery products for the treatment of neurovascular disease was $159 million in 2005, and will grow to approximately $284 million by 2010.

Echelon and Pre-shaped Echelon Microcatheters.   Our most recently introduced microcatheter is the Echelon. Using a unique blend of materials and construction, the Echelon provides what we believe to be one of the largest inner channels in its class while still enabling the physician to access difficult anatomy and deliver a wide range of coils. The pre-shaped Echelon catheter represents a key line extension for our Echelon family of products, and offers improved navigation, deliverability and stability. The pre-shaped Echelon catheters were introduced in the United States and Europe in the first quarter of 2005.

UltraFlow and Marathon Flow-Directed Microcatheters.   Launched in 2002, the UltraFlow Flow-Directed Microcatheter is specifically designed to enable access to distal locations and to allow super-selective vessel positioning. The Marathon is an improved flow-directed microcatheter that contains both a Nitinol braid and a stainless steel helical wire, which improves navigability while retaining pushability and tip softness. We believe that both the UltraFlow and Marathon microcatheters provide excellent trackability over a wire.

Occlusion Balloon Systems

HyperForm and HyperGlide Occlusion Balloon Systems.   Our HyperForm and HyperGlide Occlusion Balloon families are highly flexible balloons designed for use in blood vessels where temporary occlusion is desired. They are useful in controlling blood flow, and are capable of accessing small diameter vessels and vessels that have many twists and turns. Accordingly, they may be used to control blood flow to remote sites to allow for embolization treatment of vascular abnormalities such as aneurysms.

Guidewires

Mirage Hydrophilic Guidewire.   Our portfolio of neurovascular guidewires includes the Mirage Hydrophilic Guidewire. This guidewire is designed for precise torque control and is compatible with several sizes of flow-directed and over-the-wire microcatheters. It assists the physician in microcatheter navigation and remote vessel access while providing a flexible and shapeable tip.

Sales, Marketing and Distribution

Structure and Strategy

We have dedicated substantial resources to establish a direct sales capability in the United States, Canada, Europe and other countries as well as establishing distribution networks in selected international markets. We believe our global presence enables us to embrace and capitalize on the growing market for endovascular devices that exists outside of the United States. In addition, our global strategy allows us to commercialize technologies internationally while pursuing regulatory approval in the United States, increasing near-term sales and helping us refine our commercialization strategies in anticipation of product launches in the United States. As of December 31, 2006, our sales and marketing infrastructure included approximately 248 professionals which consisted of approximately 215 sales professionals in the United States, Canada, Europe and other countries. Individuals in our sales organization generally have substantial medical device experience and are responsible for marketing our products directly to a variety of specialists engaged in endovascular therapies. These direct sales representatives provided 87% of our net sales in both fiscal 2006 and fiscal 2005, with the balance generated by independent distributors who represent us internationally.

As of December 31, 2006, our global endovascular marketing team was comprised of approximately 33 individuals covering product management, corporate communications and education and training.

We devote significant resources to training and educating physicians in the use and benefits of our products. In the United States, we instruct our employees, including our sales professionals, not to discuss the use of our products outside of the FDA-approved indication. If unsolicited questions are posed by physicians, we inform them of the approved use of our products. Although we do not market our products for off-label uses, physicians may choose to use our products as they see fit, including outside of the FDA-approved applications. For example, although our stent products are approved in the United States for use in the biliary duct, as are most competing peripheral stent systems in the United States, some physicians choose to use the stents in peripheral vessels. If the FDA concludes that we promote our device for such off-label uses or that our promotional activities otherwise fail to comply with the FDA’s regulations or guidelines, we may be subject to warning letters from, or other enforcement action by, the FDA.

United States

As of December 31, 2006, we had approximately 117 sales professionals selling our products in the United States, many of whom have previous experience in the medical device industry.

Europe and Canada

Our direct selling organization in Europe has a presence in Austria, Belgium, Denmark, Finland, France, Germany, Italy, Luxembourg, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. As of December 31, 2006, our European sales team had 87 sales professionals, managers and support staff, including 32 selling our peripheral vascular and cardiovascular products, 19 selling our neurovascular products and nine selling both.

We also sell our products in Canada through a five person direct sales force as of December 31, 2006.

Other International

In the major markets of Asia Pacific, Latin America, Eastern Europe and the Middle East, we sell our products through distributors. In addition to sales, these distributors are involved in product launch planning, education and training, physician support and clinical trial management. Through dedicated distributors and eight sales professionals as of December 31, 2006, we have a sales presence in all major international markets, including Australia, Brazil, Argentina and China.

In 2003, we launched direct operations in Japan, including a direct sales force. On September 26, 2006, we established a distribution arrangement with Medtronic International Trading Inc. - Japan Branch, a subsidiary of Medtronic, Inc., pursuant to which Medtronic now distributes all of our products in Japan. We believe this arrangement will allow us to leverage Medtronic’s market presence and brand recognition in Japan to introduce our products to a wider group of customers. As a result of this arrangement, we ceased our direct sales operations in Japan, but will continue to remain focused on securing the necessary regulatory approvals, which we will own, for introduction of additional new products into Japan.

Other Distribution Arrangements

In January 2007, we entered into an agreement with FoxHollow Technologies, Inc. to conduct a joint clinical study of FoxHollow’s calcium cutting device (the RockHawk) used with our SpideRX embolic protection device to seek approval for the treatment of calcified lesions in peripheral artery disease. As part of this agreement, FoxHollow, subject to regulatory approval and certain limitations, will have the exclusive right to market the two devices together in the United States.

In February 2007, we executed a distribution agreement with Invatec Technology Center GmbH appointing us as a non-exclusive distributor of certain of Invatec’s products in the United States and Puerto Rico. The distribution agreement replaces an existing distribution agreement with Invatec S.r.l. originally dated June 24, 2004. This new arrangement continues to provide us with a broad portfolio of commercially competitive products that complement our existing portfolio. Invatec manufactures and markets a broad line of endovascular products for the peripheral vascular and cardiovascular markets. We will continue to distribute certain Invatec products from the former distribution agreement under the new distribution agreement. These products include the Sailor Plus, Submarine Plus, Admiral Extreme, and Amphirion Deep PTA catheters and the Diver CE Thrombus Aspiration Catheter. The term of the distribution agreement extends until December 31, 2008. Under the distribution agreement, we are permitted to continue to sell our inventory of Invatec products for a period of up to six months after the termination of the distribution agreement.

Manufacturing

We currently have a manufacturing facility located in Plymouth, Minnesota, at which we manufacture most of our cardio peripheral products, and a manufacturing facility located in Irvine, California, at which we manufacture most of our neurovascular products. We manufacture our products at facilities in a controlled environment and have implemented quality control systems as part of our manufacturing processes. We believe we are in material compliance with FDA Quality System Regulations for medical devices, with ISO 9001 quality standards and applicable medical device directives promulgated by the European Union and Canada and ISO/EN 13485, which facilitates entry of our products into the European Union and Canada. The FDA and European Union competent authorities have recently inspected our manufacturing facilities and found no significant issues. We rely on independent manufacturers for certain product components and processes.

At the end of 2005 and during the first few months of 2006, we relocated our corporate offices to a separate facility in Plymouth, Minnesota. The relocation of our support staff allowed for an expansion of our manufacturing space in Plymouth. We have used the additional square footage to expand our capacity in order to meet the additional demand for our stent and embolic protection product lines. Also during 2006, to increase our neurovascular production capabilities, we relocated our Irvine, California manufacturing facility to a larger, 96,400 square feet facility in Irvine. On an ongoing basis, to improve yields and cycle times, we are investing in developing internal capabilities and applying lean manufacturing concepts at both facilities.

Research & Development

Our research efforts are directed towards the development of new endovascular products that expand the therapeutic alternatives available to physicians or improvements to and extensions of our existing product offerings.

As of December 31, 2006, our research and development staff consisted of approximately 60 full-time engineers and technicians, most of whom have substantial experience in medical device development. Approximately 36 individuals are based in Plymouth, Minnesota and are primarily focused on peripheral technologies and 24 individuals are based in Irvine, California and are focused primarily on neurovascular technologies. Our product development process incorporates teams organized around each of our core technologies, with each team having representatives from research and development, marketing, regulatory, quality, clinical affairs and manufacturing. Consultants are used when additional specialized expertise is required.

Our research and development team has a demonstrated record of new product initiatives and significant product improvements. Specific product improvement initiatives have included:

•                  broadening acquired technologies in order to address a larger share of the target markets;

•                  incorporating important features which we believe appeal to the physicians who use our products; and

•                  leveraging core technologies to develop new product platforms and enter new markets.

Due to our completion of several clinical trials in 2005, our research and development expenditures declined to $26.7 million in 2006, compared with $39.3 million and $38.9 million in 2005 and 2004, respectively. Our research and development costs include traditional research and development expenses as well as the cost of our clinical trials.

Clinical Studies

We support many of our new product initiatives with clinical studies in order to obtain regulatory approval and provide certain marketing data. As of December 31, 2006, our clinical and regulatory infrastructure included approximately 35 individuals focused on developing the necessary clinical data to achieve regulatory clearance and expanded indications for our existing and emerging products around the world. We intend to increase our expenditures on clinical trials in 2007 as part of the natural migration of our products from development to the clinical validation phase. In 2007, our clinical trials include a focus on product applications for the carotid artery, the SFA and below the knee.

The goal of a clinical trial is to meet the primary endpoint, which measures the clinical effectiveness and/or safety of a device and is the basis for FDA approval. Primary endpoints for clinical trials are selected based on the intended benefit of the medical device. Although clinical trial endpoints are measurements at an individual patient level, the results are extrapolated to an entire population of patients based on clinical similarities to patients in the clinical trials.

We continually evaluate the potential financial benefits and costs of our clinical trials and the products being evaluated in them. If we determine that the costs associated with attaining regulatory approval of a product exceed the potential financial benefits of that product or if the projected development timeline is inconsistent with our investment horizon, we may choose to stop a clinical trial and/or the development of a product.

The following tables summarize our key current and planned clinical trials.

Carotid Clinical Trials:

Trial	Product	Study Design	Status
PROCAR Carotid Study (Europe)	Protégé GPS stent	Prospective, multi-center single-arm study	Enrollment and follow-up completed
		Primary endpoint of major adverse neurological events at 30 days in patients at high risk for carotid endarterectomy	Met primary endpoint
CREATE Carotid Pivotal Trial (U.S.)	Protégé GPS Stent with an ev3 Embolic Protection Device	Prospective, multi-center single-arm non-inferiority study	Enrollment completed; follow-up ongoing
		Primary endpoint of major adverse cardiovascular and cerebral event rate	Met primary endpoint
CREATE Carotid Pivotal-SpideRX Arm (U.S.)	SpideRX Embolic Protection Device, with commercially available Guidant RX ACCULINK Stent.	Prospective, multi-center single-arm study, added to CREATE Pivotal study, to confirm safety and effectiveness	Enrollment and follow-up completed Met primary endpoint
Primary endpoint of 30 day major adverse cardiovascular cerebral event
CREATE PAS (U.S)	Protégé GPS Stent with an ev3 Embolic Protection Device	Prospective, multi-center single-arm confirmatory post-approval study.	Initiating enrollment in 2007
Primary endpoint of major adverse cardiovascular and cerebral event rate in broad use at investigative centers.

Embolic Protection Clinical Trials:

Trial	Product	Study Design	Status
SIMPLE Cardio (Europe)	Spider Embolic Protection Device

Prospective, multi-center, single-arm trial to evaluate safety and performance of device when used in patients undergoing saphenous vein graft procedures with percutaneous transcatheter angioplasty catheters

Enrollment and follow-up completed Results established a 30-day major adverse cardiovascular event rate of 4%
Primary endpoint of major adverse cardiovascular event within 30 days post-procedure
SPIDER SVG Trial Cardio (U.S. and Canada)	SPIDER and SpideRX Embolic Protection Device	Prospective, multi-center, randomized, non-inferiority trial comparing SPIDER and SpideRX to commercially available embolic protection devices during percutaneous saphenous vein graft procedures	Enrollment and follow-up completed Met primary endpoint
Primary endpoint of major adverse cardiovascular event within 30 days post-procedure
SpiderFX RockHawk Trial (US)	SpiderFX Embolic Protection Device and FoxHollow RockHawk Device	In development	Enrollment anticipated to begin Q3 2007

Peripheral Stent Clinical Trials:

Trial	Product	Study Design	Status

Iliac Trial (U.S.)	Everflex stent and Protégé GPS stent	In development	Enrollment anticipated to begin Q4 2007
DURABILITY (Europe)	EverFlex™ Stent	Prospective, multicenter, non-randomized study to evaluate the long-term (12 month) patency of the EverFlex stent in SFA lesions	Enrollment and follow-up continuing.
DURABILITY II (U.S.)	EverFlex™ Stent

Prospective, multicenter, non-randomized study to evaluate the safety and effectiveness of the primary stenting compared to PTA performance goals for the treatment of SFA lesions

Primary safety endpoint of 30-day major adverse event. Primary effectiveness endpoint of 12 month patency by duplex

Initiating enrollment Q2 2007

Neuro Clinical Trials:

Solo Stent Aneurysm Trial (Europe)	Solo Stent	In development	Enrollment anticipated to begin Q4 2007

management

The name, age and position of our directors and executive officers as of March 1, 2007 are as follows:

Name	Age	Position
James M. Corbett	48	President and Chief Executive Officer and a Director
Stacy Enxing Seng	42	President, Cardio Peripheral Division
Pascal E.R. Girin	47	President, International
Matthew Jenusaitis	45	President, Neurovascular Division
Kevin M. Klemz	45	Vice President, Secretary and Chief Legal Officer
Gregory Morrison	43	Vice President, Human Resources
Michael D. Ritchey	50	Vice President, Corporate Marketing
Patrick D. Spangler	51	Chief Financial Officer and Treasurer
John K. Bakewell(1)	45	Director
Richard B. Emmitt(1)(2)	62	Director
Dale A. Spencer	61	Director
Douglas W. Kohrs(2)	49	Director
Elizabeth H. Weatherman(2)	47	Director
Daniel J. Levangie(1)	56	Director
Thomas E. Timbie	49	Director

(1)   Member of audit committee

(2)   Member of compensation committee

James M. Corbett is a director of our company and has served as our President and Chief Executive Officer since January 2004 and was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 Inc. on June 21, 2005. From October 2003 to January 2004, Mr. Corbett served as the President and Chief Operating Officer of ev3 LLC. From January 2002 to October 2003, Mr. Corbett served as our Executive Vice President and President International. Mr. Corbett served as chairman of the board of directors of Micro Therapeutics, Inc. from January 2002 to January 2006 and as its Acting President and Chief Executive Officer from April 2002 through October 2002. From February 2001 to January 2002, Mr. Corbett worked as an independent medical device consultant. From January 1999 to February 2001, Mr. Corbett was President and Chief Executive Officer of Home Diagnostics, Inc., a medical device company. Prior to that, he served as Senior Vice President and then President for International of Boston Scientific Corporation, which followed his tenure as Vice President of International at SCIMED Life Systems, Inc. Mr. Corbett has a Bachelor of Science in Business Administration from Kansas University.

Stacy Enxing Seng has served as our President, Cardio Peripheral Division since March 2005 and previously served as our Vice President, Marketing and New Business Development. Ms. Enxing Seng has served in various positions since April 2001. From March 1999 to April 2001, she served as Vice President of Marketing for the cardiology division at Boston Scientific/SCIMED. Ms. Enxing Seng has a Bachelor of Arts in Public Policy from Michigan State University and a Master of Business Administration from Harvard University.

Pascal E.R. Girin has served as our President, International since July 2005 and previously served as our General Manager, Europe from September 2003 to July 2005. From September 1998 to August 2003, Mr. Girin served in various capacities at BioScience Europe Baxter Healthcare Corporation, most recently as Vice President. Mr. Girin received an Engineering Education at the French Ecole des Mines.

Matthew Jenusaitis has served as our President, Neurovascular Division since April 2006. Prior to joining ev3, Mr. Jenusaitis has been in the medical device industry for over 20 years, including positions at Baxter Healthcare Corporation, SCIMED Life Systems, Inc. and Boston Scientific Corporation. From July 2003

to August 2005, Mr. Jenusaitis served as President of Boston Scientific’s Peripheral Interventions business. Mr. Jenusaitis has a Bachelor of Science in Chemical Engineering from Cornell University, a Master of Biochemical Engineering from Arizona State University and a Master of Business Administration from the University of California, Irvine.

Kevin M. Klemz has served as our Vice President, Secretary and Chief Legal Officer since January 2007. Prior to joining ev3, Mr. Klemz was a partner in the law firm Oppenheimer Wolff & Donnelly LLP where he was a corporate lawyer for over 20 years.  Mr. Klemz has a Bachelor of Arts in Business Administration from Hamline University and a Juris Doctorate from William Mitchell College of Law.

Gregory Morrison has served as our Vice President, Human Resources since March 2002. From March 1999 to February 2002, Mr. Morrison served as Vice President of Organizational Effectiveness for Thomson Legal & Regulatory, a division of The Thomson Corporation that provides integrated information solutions to legal, tax, accounting, intellectual property, compliance, business and government professionals. Mr. Morrison has a Bachelor of Arts in English and Communications from North Adams State College and a Master of Arts in Corporate Communications from Fairfield University.

Michael D. Ritchey has served as our Vice President, Corporate Marketing since December 2006. Prior to joining ev3, Mr. Ritchey served as Senior Vice President of Fleishman Hillard Inc., an international public relations firm, a position he had held since November 2005. From November 2003 to July 2005, Mr. Ritchey served as Senior Vice President of LehmanMillet, a healthcare focused advertising and marketing communications agency. From April 1999 to November 2003, Mr. Ritchey was Chief Marketing Officer for FischerHealth, a healthcare communications firm and division of Porter Novelli. Mr. Ritchey has a Bachelor of Arts in Media Management from California State University, Northridge and a Master of Business Administration in Marketing from the University of Southern California.

Patrick D. Spangler has served as our Chief Financial Officer and Treasurer since April 2005. From June 1997 to January 2005, Mr. Spangler served as the Executive Vice President, Chief Financial Officer and Assistant Secretary for Empi, Inc., a company specializing in rehabilitative medical devices. From January 2005 until March 2005, Mr. Spangler served as a consultant to Empi, Inc. Mr. Spangler has a Bachelor of Science in Accounting from the University of Minnesota, a Master of Business Administration from University of Chicago and a Master of Business Taxation from the University of Minnesota.

John K. Bakewell has served as one of our directors since April 2006. Mr. Bakewell serves as Executive Vice President and Chief Financial Officer of Wright Medical Group, Inc., a publicly held orthopaedic medical device company specializing in the design, manufacture and marketing of reconstructive joint devices and biologics products, a position he has held since December 2000. Previously, he served as Vice President, Finance and Administration and Chief Financial Officer of Altra Energy Technologies, Inc., a software and e-commerce solutions provider to the energy industry, from 1998 to 2000. Mr. Bakewell was Vice President of Finance and Chief Financial Officer of Cyberonics, Inc., a publicly held manufacturer of medical devices for the treatment of epilepsy and other neurological disorders, from 1993 to 1998, and was Chief Financial Officer of ZEOS International Ltd., a publicly held manufacturer and direct marketer of personal computers and related products, from 1990 to 1993.

Richard B. Emmitt has served as one of our directors since June 2005. Mr. Emmitt was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. Since 1989, Mr. Emmitt has been a General Partner of The Vertical Group, L.P., an investment management and venture capital firm focused on the medical device industry. Mr. Emmitt currently serves on the Board of Directors of American Medical Systems Holdings, Inc., a publicly held company, as well as of BioSET, Inc., Incumed, Inc., C2M Medical, Inc., Galil Medical, Inc. (Israeli), Tepha, Inc. and Tornier B.V. (Dutch), all privately held companies.

Dale A. Spencer has served as one of our directors since June 2005 and also serves as a consultant to us. Mr. Spencer was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. Mr. Spencer served as President, Chief Executive Officer and Chairman of the Board of Directors of SCIMED Life Systems Inc. prior to its merger with Boston Scientific Corporation in 1995. At Boston Scientific, Mr. Spencer served as Executive Vice President in the Office of the Chairman from 1995 to 1997 and was a member of the Board of Directors from 1995 to 1999. Since that time, Mr. Spencer has been a private investor, primarily in the medical device industry. Mr. Spencer currently serves on the Board of Directors of Northstar Neuroscience, Inc., a public company, as well as Anulex, Inc., CVRx, Inc. and Optobionics Corporation, all privately held companies.

Douglas W. Kohrs has served as one of our directors since June 2005. Mr. Kohrs was a member of the board of managers of ev3 LLC from March 2005 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. Mr. Kohrs serves as President and Chief Executive Officer of Tornier B.V., a global orthopedic company and majority-owned subsidiary of Warburg Pincus, a position he has held since July 2006. Mr. Kohrs served as Chief Executive Officer of American Medical Systems Holdings, Inc. from April 1999 until January 2005. He served on the Board of Directors of American Medical Systems Holdings from 1999 to May 2006, and served as Chairman of the Board from March 2004 to May 2006. Mr. Kohrs currently serves as a director of Kyphon Inc., a publicly held company, as well as Disc Dynamics Inc., Pioneer Surgical Technologies and AxioMed Spine Corporation and Tornier B.V., all privately held companies.

Elizabeth H. Weatherman has served as one of our directors since June 2005. Ms. Weatherman was a member of the board of managers of ev3 LLC from August 2003 through the date of the merger of ev3 LLC with and into ev3 on June 21, 2005. Ms. Weatherman is a Managing Director of Warburg Pincus LLC and a member of the firm’s Executive Management Group. Ms. Weatherman joined Warburg Pincus’ health care group in 1988 and is currently responsible for the firm’s medical device investment activities. Ms. Weatherman currently serves on the Board of Directors of American Medical Systems Holdings, Inc. and Kyphon Inc., both publicly held companies, as well as of Bacchus Vascular, Inc. and Tornier B.V., Inc., both privately held companies.

Daniel J. Levangie has served as one of our directors since February 23, 2007. Mr. Levangie has served as the President, Surgical Products Division, and as an Executive Vice President and member of the Board of Directors of Cytyc Corporation, a leading provider of surgical and diagnostic products targeting women’s health and cancer since July 2006. In addition to his current position, Mr. Levangie has held several positions with Cytyc Corporation, including Executive Vice President & Chief Operating Officer from July 2000 to June 2002, Chief Executive Officer and President of Cytyc Health Corporation from July 2002 to December 2003 and Executive Vice President and Chief Commercial Officer from January 2004 to June 2006. Mr. Levangie has been with Cytyc Corporation since 1992. Mr. Levangie is a member of the board of directors of Dune Medical Devices Ltd., a privately owned medical device company engaged in the development and commercialization of devices for real time tissue characterization.

Thomas E. Timbie has served as one of our directors since June 2005. Mr. Timbie served as a Vice President of ev3 from April 2005 until June 2005 and as ev3’s Interim Chief Financial Officer from January 2005 until April 2005. Mr. Timbie was a member of the board of managers of ev3 LLC from March 2004. Since 2000, Mr. Timbie has been the President of Timbie & Company, LLC, a financial consulting firm that he founded. During 2000, Mr. Timbie was the Interim Vice President and Chief Financial Officer of e-dr. Network, Inc., a business-to-business exchange in the optical device market. Mr. Timbie currently serves on the Board of Directors of American Medical Systems Holdings, Inc. and Wright Medical Group, Inc., both publicly held companies.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned by each of the selling stockholders immediately prior to the date of this prospectus and the number of shares to be offered by the selling stockholders pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by the selling stockholders as adjusted to reflect the assumed sale of all of the shares offered under this prospectus, excluding shares that may be sold by one of the selling stockholders to the underwriters upon exercise of the underwriters’ over-allotment option. Percentage of beneficial ownership before this offering is based on 58,174,280 shares of our common stock outstanding as of March 1, 2007. Beneficial ownership is based on information furnished by the selling stockholders. Unless otherwise indicated and subject to community property laws where applicable, the selling stockholders named in the following table have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by them.

	Beneficial Ownership Before Offering(1)		Number of Shares	Beneficial Ownership After Offering
Selling Stockholders	Number	Percentage	Offered	Number	Percentage
Warburg, Pincus Equity Partners, L.P.(2)	37,401,560	64.3%	6,000,000	31,401,560	51.75%
Vertical Fund I(3)	2,815,511	4.8%	250,000	2,565,511	4.23%
Vertical Fund II(3)	668,713	1.1%	0	668,713	1.10%

(1)              Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission. In calculating the number of shares beneficially owned and the percentage ownership of a selling stockholder, shares underlying options held by the selling stockholder that are either currently exercisable or exercisable within 60 days from March 1, 2007 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

(2)              Includes 35,344,470 shares owned directly and 2,057,090 shares beneficially owned by two affiliated partnerships, Warburg Pincus Netherlands Equity Partners I CV, or WPNEP I, and Warburg Pincus Netherlands Equity Partners III CV, or WPNEP III. WPNEP I and WPNEP III are selling 365,625 and 36,563 shares, respectively, in this offering. If the underwriters’ over-allotment option is exercised in full, Warburg, Pincus Equity Partners, L.P. will beneficially own 30,089,060 shares or approximately 49.6% together with two affiliated partnerships. Warburg Pincus Partners LLC, or WPP LLC, a New York limited liability company and a subsidiary of Warburg Pincus & Co., or WP, a New York general partnership, is the sole general partner of Warburg, Pincus Equity Partners, L.P., or WPEP, a Delaware limited partnership. WPEP is managed by Warburg Pincus LLC, or WP LLC, a New York limited liability company. WPEP, WPP LLC, WP and WP LLC are each referred to as a “Warburg Pincus Entity” and are collectively referred to as the “Warburg Pincus Entities”. Each of the Warburg Pincus Entities shares with the other Warburg Pincus Entities the voting and investment control of all of the shares of common stock such Warburg Pincus Entity may be deemed to beneficially own. Charles R. Kaye and Joseph P. Landy are each managing general partners of WP and co-presidents and managing members of WP LLC. Each of these individuals disclaims beneficial ownership of the shares of common stock of ev3 that the Warburg Pincus Entities may be deemed to beneficially own. The address of the Warburg Pincus Entities is 466 Lexington Avenue, New York, New York 10017.

(3)              The Vertical Group, L.P., or The Vertical Group, a Delaware limited partnership, is the sole general partner of each of Vertical Fund I, L.P., a Delaware limited partnership, or VFI, and Vertical Fund II, L.P., a Delaware limited partnership, or VFII. The Vertical Group, VFI and VFII are collectively referred to as the “Vertical Group Entities.” The Vertical Group shares with VFI and VFII the voting and investment control of all of the shares of common stock VFI and VFII, respectively, may be deemed to beneficially own. There are five general partners of The Vertical Group, each of whom may be deemed to share with the Vertical Group Entities and the other general partners of The Vertical Group the voting and investment control of all of the shares of common stock The Vertical Group may be deemed to beneficially own. The five general partners of The Vertical Group are Stephen D. Baksa, Richard B. Emmitt, Yue-teh Jang, Jack W. Lasersohn and John E. Runnells. The address of the Vertical Group Entities is 25 DeForest Avenue, Summit, New Jersey 07901.

Relationship with Warburg Pincus Entities

Elizabeth H. Weatherman, one of our directors, is a Managing Director of Warburg Pincus LLC and a member of the firm’s Executive Management Group. As described in more detail below, Ms. Weatherman was elected to our board of directors as a board designee of the Warburg Pincus Entities and the Vertical Group Entities, as was Richard B. Emmitt, another one of our directors. In July 2006, Douglas W. Kohrs, one of our directors, became President and Chief Executive Officer of Tornier B.V., a global orthopedic company and majority-owned subsidiary of Warburg Pincus.

Holders Agreement

We are a party to a holders agreement along with our principal stockholders, the Warburg Pincus Entities and the Vertical Group Entities, and certain of our directors and executive officers. Pursuant to the terms of this agreement, we are required to nominate and use our best efforts to have elected to our board of directors:

•                  two persons designated by the Warburg Pincus Entities and the Vertical Group Entities if the Warburg Pincus Entities, the Vertical Group Entities and their affiliates collectively beneficially own 20% or more of our common stock; or

•                  one person designated by the Warburg Pincus Entities and the Vertical Group Entities if the Warburg Pincus Entities, the Vertical Group Entities and their affiliates collectively beneficially own at least 10% but less than 20% of our common stock.

Mr. Emmitt and Ms. Weatherman are the initial designees under the holders agreement. The parties to the holders agreement also agreed to be subject to lock-up agreements in certain circumstances, including in up to two registration statements filed after our initial public offering.

Registration Rights Agreement

On June 21, 2005, we entered into a registration rights agreement with certain of our stockholders, directors, officers and employees, including, among others, Warburg Pincus, The Vertical Group, Dale A. Spencer, James M. Corbett and Stacy Enxing Seng, who we refer to as the holders, with respect to shares of our common stock held by them. Pursuant to the registration rights agreement, we agreed to:

•                  use our reasonable best efforts to effect up to two registered offerings of at least $10 million each upon the demand of the holders of not less than a majority of the shares of our common stock then held by the holders;

•                  use our best efforts to effect up to three registrations of at least $1 million each on Form S-3, once we become eligible to use such form, if any holder so requests; and

•                  maintain the effectiveness of each such registration statement for a period of 120 days or until the distribution of the registrable securities pursuant to the registration statement is complete.

Pursuant to the registration rights agreement, the holders also have incidental or “piggyback” registration rights with respect to any registrable shares, subject to certain volume and marketing restrictions imposed by the underwriter of the offering with respect to which the rights are exercised. We also agreed to use our best efforts to qualify for the use of Form S-3 for secondary sales. We agreed to bear the expenses, including the fees and disbursements of one legal counsel for the holders, in connection with the registration of the registrable securities, except for any underwriting commissions relating to the sale of the registrable securities.

Loans from Selling Stockholder to Executive Officers and Directors

Warburg Pincus has entered into loan agreements with a number of our officers and directors, each as described below. These loans are full recourse. The purpose of these loans was to fund the purchase of equity interests in ev3 LLC (our predecessor company) or its predecessors and the loans were not arranged by such entities.

James M. Corbett, our President and Chief Executive Officer and one of our directors, is a party to two loan agreements with Warburg Pincus, both of which accrue interest at the rate of 3.46% per annum and mature on September 30, 2007 and February 20, 2008. As of December 31, 2006, the aggregate outstanding principal amount of these loans was approximately $1,167,943. Mr. Corbett did not pay any principal or interest during 2006 and has not paid any principal or interest this year.

Dale A. Spencer, one of our directors, is a party to nine loan agreements with Warburg Pincus, which accrue interest at rates per annum ranging from 3.46% to 6.10% and have maturities ranging from May 31, 2006 to February 20, 2008. As of December 31, 2006, the aggregate outstanding principal amount of these loans was approximately $3,804,299. Mr. Spencer did not pay any principal or interest during 2006 and has not paid any principal or interest this year.

Stacy Enxing Seng, our President, Cardio Peripheral Division, is a party to four loan agreements with Warburg Pincus, which accrue interest at rates per annum ranging from 4.63% to 4.77% and have maturities ranging from May 31, 2005 to March 5, 2006. On September 29, 2006, Ms. Seng paid off all of these notes in full.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Piper Jaffray & Co. and J.P. Morgan Securities Inc. are acting as joint book-running managers for this offering and as representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of Shares
Banc of America Securities LLC	2,625,000
Piper Jaffray & Co.	2,625,000
J.P. Morgan Securities Inc.	1,750,000
Bear, Stearns & Co., Inc.	1,093,750
Thomas Weisel Partners LLC	656,250
Total	8,750,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them, other than shares subject to the over-allotment option. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

The underwriters have advised us and the selling stockholders, that they initially will offer the shares to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares to certain dealers at the same price less a concession of not more than $0.513 per share (or $0.513 per share with respect to shares that may be offered if the over-allotment option is exercised). After the offering, the underwriters may change the public offering price and the other selling terms.

Warburg, Pincus Equity Partners, L.P., one of the selling stockholders, has granted the underwriters an over-allotment option to purchase up to an aggregate of 1,312,500 additional shares of common stock at the same price to the public, and with an underwriting discount of $0.855 per share, as set forth on the cover page of this prospectus. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from the selling stockholder in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold, except with respect to concessions on shares offered to certain dealers as described above.

The following table shows the underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders in connection with this offering. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share underwriting discounts and commissions	$0.855	$0.855	$0.855	$0.855
Total underwriting discounts and commissions	$2,137,500	$2,137,500	$5,343,750	$6,465,938

We estimate that the expenses of the offering to be paid by us, excluding underwriting discounts and commissions, will be approximately $1,850,000.

The underwriters have informed us that they do not expect sales to accounts over which they exercise discretionary authority to exceed five percent of the total number of shares offered.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect to those liabilities.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may engage in the following:

•                  Stabilizing transactions. The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•                  Over-allotments and syndicate covering transactions. The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•                  Penalty bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

We do not, and the selling stockholders and underwriters do not, make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the NASDAQ National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

We and each of our directors and executive officers and Warburg Pincus and The Vertical Group have entered into lock-up agreements with the underwriters. Under these agreements, for a period of 90 days from the date of this prospectus, subject to extension as discussed below, we may not, and those holders of stock may not, directly or indirectly, sell, offer, contract or grant any option to sell, pledge (including margin stock), transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of our common stock, options or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC, Piper Jaffray & Co. and J.P. Morgan Securities Inc. other than:

•                  the issuance of shares of our common stock upon exercise of options or warrants, granted pursuant to any warrant, stock option, stock bonus or other stock plan or arrangement described or incorporated by reference in this prospectus, and the issuance of options to purchase our common stock pursuant to any plan described or incorporated by reference in this prospectus if such options are not exercisable for 90 days after the date of this prospectus;

•                  the filing of a registration statement on Form S-8 with respect to the shares of our common stock subject to the stock options issued or to be issued pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus;

•                  sales by one of the selling stockholders as a result of the exercise of the over-allotment option by the underwriters;

•                  the cashless exercise of any outstanding stock options, provided that any shares received upon exercise will be subject to the lock-up agreement; and

•                  certain transfers of shares of our common stock or options to purchase our common stock on death or by gift, will or intestate succession to immediate family or certain transfers to trusts for estate planning purposes, provided that the transferee has executed a lock-up agreement.

In the event that either (x) during the last 17 days of the 90-day period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of such 90-day period, we announce that we will release earnings or a material event relating to us occurs during the 16-day period beginning on the last day of such 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In addition, for a period of 90 days from the date of this prospectus, subject to extension as discussed above, each of our directors and executive officers and Warburg Pincus and The Vertical Group have agreed not to make any demand for, or exercise any right with respect to, the registration of our common stock or any securities convertible into or exercisable for our common stock without the prior written consent of Banc of America Securities LLC, Piper Jaffray & Co. and J.P. Morgan Securities Inc. Banc of America Securities LLC, Piper Jaffray & Co. and J.P. Morgan Securities Inc. in their joint discretion may release any of the securities subject to lock-up agreements or waive any of the provisions of the lock-up agreements at any time.

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of our common stock or has in its possession or distributes the prospectus.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

•                  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in shares;

•                  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•                  in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any  shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder;  none of this prospectus or any other materials related to the offering or information contained therein relating to the shares has been released, issued or distributed to the public in France except to Permitted Investors;  and the direct or indirect resale to the public in France of any shares acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

Each underwriter acknowledges that:

•                  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

•                  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the shares has not been cleared by the Italian  Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian  legislation and, accordingly, the shares may not be offered, sold or delivered, nor may copies of the prospectus or any other documents relating to the shares be distributed in Italy, except (i) to  professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the shares or distribution of copies of the prospectus or any other document relating to the shares in Italy may and will be effected in accordance with all Italian , tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the shares in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

The shares and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions in this section shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

A prospectus in electronic format may be made available on a website maintained by one or more of the representatives of the underwriters and may also be made available on a website maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, including MTI, and for Warburg Pincus and The Vertical Group, for which they have received or will receive customary fees and expenses. Certain of the underwriters and their respective affiliates also have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for companies with whom we and our affiliates may be engaged in transactions, including acquisitions by us of companies or businesses in which certain of the underwriters or their affiliates have or may in the future act as financial advisor to the seller. Each of the underwriters, other than J.P. Morgan Securities Inc., participated in our initial public offering in June 2005.

Our common stock is listed for trading on the NASDAQ Global Select Market under the symbol “EVVV.”

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS TO
NON-UNITED STATES HOLDERS

The following discussion describes the material United States federal income and estate tax considerations with respect to the ownership and disposition of our common stock by a non-United States holder (as defined below) as of the date hereof. Except where noted, this summary deals only with a non-United States holder that holds our common stock as a capital asset.

For purposes of this summary, a “non-United States holder” means a beneficial owner of our common stock (other than a partnership) that is not any of the following for United States federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

If an entity classified as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. If you are a partnership holding our common stock, or a partner in such a partnership, you should consult your tax advisors regarding the specific United States federal income tax consequences applicable to you.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, or be subject to differing interpretations, so as to result in United States federal income tax consequences different from those summarized below. This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a description of the United States federal income tax consequences to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation” or “passive foreign investment company”). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

Distributions on Common Stock

Payments made on our common stock will constitute “dividends” for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero. Any excess will be treated as capital gain.

We have never declared or paid cash dividends on our common stock and we do not intend to declare or pay cash dividends on our common stock in the foreseeable future. If we were to pay dividends in the future on our common stock, they would be subject to United States federal income tax in the manner described below.

Dividends paid to a non-United States holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a United States trade or business by a non-United States holder and, where an income tax treaty applies, are attributable to a United States permanent establishment or fixed base of the non-United States holder, are not subject to this withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable individual or corporate graduated rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from this withholding tax, including completion of Internal Revenue Service, or IRS, Form W-8ECI (or successor form). Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-United States holder of our common stock who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) for dividends will be required to (a) complete IRS Form W-8BEN (or successor form) and certify under penalty of perjury that such holder is not a United States person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Non-United States holders must provide this certification to us or our paying agent prior to the payment of any dividends and it must be updated periodically. If the non-United States holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

A non-United States holder of our common stock eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, where a tax treaty applies, is attributable to a United States permanent establishment or fixed base of the non-United States holder, (in which case the net income basis taxation described above would apply, and, for a non-United States holder that is a foreign corporation, the branch profits tax described above may also apply), (ii) in the case of a non-United States holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days during the taxable year of the sale or other disposition and certain other requirements are met (in which case the gain would be subject to United States federal income tax at a flat 30% rate, but may be offset by United States source capital losses), or (iii) we are or have been a “United States real property holding corporation,” or USRPHC, for United States federal income tax purposes.

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we currently are not, and do not anticipate becoming, a “USRPHC” for United States federal income tax purposes. If we are or become a USRPHC, and if our common stock is regularly traded on an established securities market at any time during the calendar year, only a non-United States holder who holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than five percent of our common stock will be subject to United States federal income tax on the disposition of the common stock.

Federal Estate Tax

Common stock in a United States corporation held by an individual non-United States holder at the time of death will be considered United States situs property and will be included in the gross estate of the nonresident alien decedent for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder and the tax withheld (if any) with respect to such dividends. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty or agreement.

Backup withholding, currently at a 28% rate, generally will not apply to payments of dividends to a non-United States holder of our common stock if the holder is a foreign corporation, or if the non-United States holder furnishes to us or our paying agent the required certification as to its non-United States status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we have or our paying agent has actual knowledge, or reason to know, that the holder is a United States person that is not an exempt recipient.

Payments of the proceeds from a disposition by a non-United States holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-United States holder, an exemption is not otherwise established, and the broker is:  (i) a United States citizen; (ii) a controlled foreign corporation for United States federal income tax purposes; (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or (iv) a foreign partnership if at any time during its tax year (1) one or more of its partners are United States persons who hold in the aggregate more than 50% of the income or capital interest in such partnership or (2) it is engaged in the conduct of a United States trade or business.

Payment of the proceeds from a non-United States holder’s disposition of our common stock made by or through the United States office of a broker generally will be subject to information reporting and backup withholding unless the non-United States holder is a foreign corporation, or certifies as to its non-United States holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of our common stock offered in this prospectus is being passed upon for us by Oppenheimer Wolff & Donnelly LLP. Certain legal matters will be passed upon for the underwriters by Willkie Farr & Gallagher LLP. Willkie Farr & Gallagher LLP has, from time to time, represented, currently represents and may continue to represent, us and Warburg Pincus Equity Partners, L.P. and its affiliates in connection with various legal matters unrelated to this offering.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Our consolidated financial statements as of and for the years ended December 31, 2004 and 2005, incorporated in this prospectus and elsewhere in the registration statement by reference to our Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their report with respect thereto, and are included by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the Securities and Exchange Commission’s Public Reference Room and via the Securities and Exchange Commission’s website (see below for more information).

In connection with the common stock offered by this prospectus, we have filed a registration statement on Form S-3 under the Securities Act with the Securities and Exchange Commission. This prospectus, which constitutes a part of that registration statement, does not contain all of the information included in that registration statement and its accompanying exhibits and schedules. For further information with respect to our common stock and us you should refer to that registration statement and its accompanying exhibits and schedules.

You may inspect a copy of the registration statement of which this prospectus is a part and its accompanying exhibits and schedules, as well as the reports, proxy statements and other information we file with the Securities and Exchange Commission, without charge at the Securities and Exchange Commission’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and you may obtain copies of all or any part of the registration statement from those offices for a fee. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically, including us. The address of the site is http://www.sec.gov.

In addition, we maintain a website that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our website is www.ev3.net. Our website, and the information contained on that site, or connected to that site, is not intended to be part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will update and supersede this information. We are incorporating by reference the following documents into this prospectus:

•                  our Annual Report on Form 10-K for the year ended December 31, 2006;

•                  our Proxy Statement filed April 16, 2007;

•                  our Current Reports on Form 8-K filed on January 26, 2007, February 20, 2007 (Items 1.01, 1.02 and 9.01), February 27, 2007, March 21, 2007, April 3, 2007 (Items 2.02 and 9.01) and April 16, 2007; and

•                  the description of our common stock contained in our registration statement on Form 8-A and any amendments or reports filed for the purpose of updating such description.

We are also incorporating by reference into this prospectus any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the securities to which this prospectus relates. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests may be made in writing to: ev3 Inc., 9600 54th Avenue North, Plymouth, Minnesota 55442, Attn: Kevin M. Klemz, Vice President, Secretary and Chief Legal Officer, or by telephone at (763) 398-7000, or by email at kklemz@ev3.net.

Neurovascular Portfolio

ev3®
THE ENDOVASCULAR COMPANY

Mirage™ Guidewire
HyperForm™ Occlusion Balloon System
Echelon™ Over The Wire Micro Catheter
Onyx® Liquid Embolic System
Marathon™ Flow Directed Micro Catheter
HyperGlide™ Occlusion Balloon System
Nexus™ Morpheus™ 3-D CSR™ Detachable Coil

114068-001 (A) MAR/07

BALLOONS • CATHETERS • COILS • EMBOLIC PROTECTION • GUIDEWIRES AND SNARES • LIQUID EMBOLICS • STENTS • THROMBUS MANAGEMENT

8,750,000 Shares

ev3 Inc.

Common Stock

PROSPECTUS

Banc of America Securities LLC	Piper Jaffray	JPMorgan

Bear, Stearns & Co. Inc.	Thomas Weisel Partners LLC

April 19, 2007